Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

Dated as of

October 13, 2023

by and among

AIMFINITY INVESTMENT CORP. I,

AIMFINITY INVESTMENT MERGER SUB I,

AIMFINITY INVESTMENT MERGER SUB II, INC.,

and

DOCTER INC.

i

5.16	Licenses and Permits	32
5.17	Compliance with Laws	32
5.18	Intellectual Property and IT Security	32
5.19	Healthcare Law.	35
5.20	Customers and Suppliers	37
5.21	Employees	37
5.22	Employment Matters	38
5.23	Real Property	39
5.24	Accounts	39
5.25	Tax Matters	40
5.26	Finders’ Fees	40
5.27	Powers of Attorney and Suretyships	41
5.28	Directors and Officers	41
5.29	Certain Business Practices	41
5.30	Money Laundering Laws	41
5.34	No Additional Representations and Warranties	42
ARTICLE VI REPRESENTATIONS AND WARRANTIES OF PURCHASER PARTIES		43
6.1	Corporate Existence and Power	43
6.2	Corporate Authorization	43
6.3	Governmental Authorization	44
6.4	Non-Contravention	44
6.5	Finders’ Fees	44
6.6	Issuance of Shares	44
6.7	Capitalization	44
6.8	Information Supplied	46
6.9	Trust Account	46
6.10	Listing	47
6.11	Board Approval	47
6.12	Parent SEC Documents and Financial Statements	47
6.13	Litigation	48
6.14	Compliance with Laws	48
6.15	Money Laundering Laws	49
6.16	OFAC	49
6.17	Not an Investment Company	49
6.18	Tax Matters	49
6.19	Contracts; No Defaults	50
6.20	No Alternative Transactions	51
6.21	Business Activities; Absence of Changes	51
6.22	Registration Statement.	52
6.23	No Outside Reliance.	53
ARTICLE VII COVENANTS OF THE COMPANY GROUP AND THE PURCHASER PARTIES PENDING CLOSING		53
7.1	Conduct of the Business	53
7.2	Access to Information	57
7.3	Notices of Certain Events	57
7.4	SEC Filings	58

ii

7.5	Financial Information	59
7.6	Trust Account	59
7.7	Directors’ and Officers’ Indemnification and Insurance	59
ARTICLE VIII COVENANTS OF THE COMPANY GROUP		60
8.1	Key Employees of the Company	60
ARTICLE IX COVENANTS OF ALL PARTIES HERETO		60
9.1	Support of Transaction	60
9.2	Further Assurances	61
9.3	Tax Matters	61
9.4	Registration Statement	63
9.5	Confidentiality	64
ARTICLE X CONDITIONS TO CLOSING		68
10.1	Conditions to the Obligations of Each Party to Effect the Merger	68
10.2	Additional Conditions to Obligations of the Purchaser Parties	69
10.3	Additional Conditions to Obligations of the Company Group	69
ARTICLE XI NON-SURVIVAL; NON-RECOURSE		70
11.1	Nonsurvival of Representations, Warranties and Covenants	70
11.2	Non-Recourse	70
ARTICLE XII DISPUTE RESOLUTION		71
12.1	Governing Law	71
ARTICLE XIII TERMINATION		71
13.1	Termination	71
ARTICLE XIV MISCELLANEOUS		73
14.1	Notices	73
14.2	Amendments; No Waivers; Remedies	73
14.3	Arm’s Length Bargaining; No Presumption Against Drafter	74
14.4	Publicity	74
14.5	Expenses	74
14.6	No Assignment	74
14.7	Governing Law	75
14.8	Counterparts; Facsimile Signatures	75
14.9	Entire Agreement	75
14.10	Severability	75
14.11	Construction of Certain Terms and References; Captions	76
14.12	Further Assurances	76
14.13	Third Party Beneficiaries	77
14.14	No Claim Against the Trust Account	77

EXHIBIT A	Form of Amended and Restated Memorandum and Articles of Association of Reincorporation Surviving Corporation
EXHIBIT B	Form of Lock-up Agreement

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated as of October 13, 2023 (the “Signing Date”), by and among Docter Inc., a Delaware corporation (the “Company”), Aimfinity Investment Corp. I, a Cayman Islands exempted company (“Parent”), Aimfinity Investment Merger Sub I, a Cayman Islands exempted company and wholly-owned subsidiary of Parent (the “Purchaser”), and Aimfinity Investment Merger Sub II, Inc., a Delaware corporation and wholly-owned subsidiary of Purchaser (the “Merger Sub”).

W I T N E S E T H:

A. The Company, through its wholly owned subsidiary, is in the business of selling “Docter” branded watches and bio radar, researching and developing software used in association therewith, and providing continuous monitoring services (the “Business”);

B. Parent is a blank check company formed for the sole purpose of entering into a share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities;

C. The Purchaser is a wholly-owned subsidiary of Parent and was formed for the sole purpose of the merger of Parent with and into Purchaser, in which Purchaser will be the Reincorporation Surviving Corporation (as defined below) (the “Reincorporation Merger”) in accordance with the applicable provisions of the Cayman Islands Companies Act (As Revised) (“Cayman Law”);

D. Merger Sub is a newly formed, wholly-owned, direct subsidiary of the Purchaser and was formed for the sole purpose of the merger of Merger Sub with and into the Company (the “Acquisition Merger”), upon the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”.

E.  Contemporaneously with the execution and delivery of this Agreement, in connection with the transactions contemplated by this Agreement, the Sponsor entered into a letter agreement (the “Sponsor Support Agreement”) pursuant to which the Sponsor agrees to vote in favor of the transactions contemplated by this Agreement; and

F. Contemporaneously with the execution and delivery of this Agreement, in connection with the transactions contemplated hereby, certain Company Stockholders have entered into support agreements (each, a “Company Support Agreement”), pursuant to which each such Company Stockholder agrees to vote in favor of the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties accordingly agree as follows:

ARTICLE I
DEFINITIONS

1.1 Definitions. The following terms, as used herein, have the following meanings:

“2023 Audited Financial Statements” shall have the meaning set forth in Section 7.5.

“Action” means any legal action, suit, claim, investigation, hearing or proceeding, including any audit, claim or assessment for Taxes or otherwise.

“Additional Agreements” means the Sponsor Support Agreement, the Company Support Agreement, the Lock-up Agreements, and all the agreements, documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Additional Parent SEC Documents” shall have the meaning set forth in Section 6.12(a).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.

“Alternative Proposal” shall have the meaning set forth in Section 7.1(d).

“Antitrust Law” means the HSR Act, the Federal Trade Commission Act, as amended, the Sherman Act, as amended, the Clayton Act, as amended, and any applicable foreign antitrust Laws and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Authority” means any governmental, regulatory or administrative body, agency or authority, any court or judicial authority, any arbitrator, any relevant stock exchange, or any public, private or industry regulatory authority, whether international, national, Federal, state, or local.

“Audited Financial Statements” shall have the meaning set forth in Section 7.5.

“Books and Records” means all books and records, ledgers, employee records, customer lists, files, correspondence, and other records of every kind (whether written, electronic, or otherwise embodied) owned or used by a Person or in which a Person’s assets, the business or its transactions are otherwise reflected, other than stock books and minute books.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York or the Cayman Islands are authorized to close for business.

“Certificate of Merger” shall have the meaning set forth in Section 3.2.

“Closing” shall have the meaning set forth in Section 3.2.

“Closing Date” shall have the meaning set forth in Section 3.2.

“Closing Payment Shares” means 6,000,000 Purchaser Ordinary Shares, being the number of Purchaser Ordinary Shares equal to $60,000,000, divided by $10.00 per share.

“Closing Consideration Spreadsheet” shall have the meaning set forth in Section 4.5.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Affiliated Agreement” shall have the meaning set forth in Section 5.32.

“Company Cure Period” shall have the meaning set forth in Section 13.1(b).

“Company Excluded Shares” shall have the meaning set forth in Section 4.1(c).

“Company Disclosure Schedule” shall have the meaning set forth in Article V.

“Company Governmental Approval” shall have the meaning set forth in Section 5.3.

“Company Group” shall have the meaning set forth in Section 5.1(a).

“Company Group Consent” shall have the meaning set forth in Section 5.9.

“Company Group Member” shall have the meaning set forth in Section 5.1(a).

“Company Group Transaction Expenses” means, without duplication, any out-of-pocket fees and expenses payable by any Company Group Member or their respective Affiliates (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated by this Agreement, including (a) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, including the fees of obtaining comfort letters from the independent certified public accounting firms of each Company Group Member; (b) any change in control bonus, transaction bonus, retention bonus, termination or severance payment or payment made to terminate a share option, warrants or other equity appreciation, phantom equity, profit participation or similar rights, in any case, to be made to any current or former employee, individual independent contractor, director or officer of any Company Group Member which become payable (including if subject to continued employment) contingent upon the execution of this Agreement or the consummation of the transactions contemplated hereby, plus any employer portion of any payroll Taxes required to be paid thereon; (c) transfer Taxes imposed on the Company; and (d) 50% of the premium and other costs and expenses associated with the D&O Tail Insurance (as defined below).

“Company Shares” means shares of the Company’s common stock, par value $0.0001 per share, of the Company.

“Company Share Rights” means all options, warrants, rights, or other securities (including debt instruments) to purchase, convert or exchange into Company Shares.

“Company Stockholder” means a stockholder of the Company.

“Company Software” means all Software that is owned or purported to be owned by the Company.

“Contracts” means all written contracts, agreements, leases (including equipment leases, car leases and capital leases), licenses, commitments, client contracts, statements of work (SOWs), and similar instruments, to which the Company and/or any of its Subsidiary is a party or by which any of its respective assets are bound.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise; and the terms “Controlled” and “Controlling” shall have the meaning correlative to the foregoing.

“Copyleft Terms” means any and all license terms (including those of the GNU General Public License, GNU Lesser General Public License, Mozilla Public License, Affero General Public License, and Eclipse Software License) that, as a condition of or in connection with the use, modification, reproduction, or distribution of any Intellectual Property licensed under such terms, requires that any other Intellectual Property that is used by or with, incorporates, relies on, or is linked to or with, is derived from, or is distributed with such licensed Intellectual Property be (a) disclosed, made available, distributed, or offered to any Person, whether in the form of object code, source code, software-as-a-service, or otherwise; (b) licensed to any Person, including for purposes of creating modifications or derivative works; or (c) subject to any other restrictions on, or other abridgement of, future licensing terms or the exercise or enforcement of any rights in such other Intellectual Property through any means.

“CRPM” shall have the meaning set forth in Section 2.2.

“Data Protection Requirements” shall have the meaning set forth in Section 5.18(i).

“Device” means any instrument, apparatus, implement, machine, contrivance, implant or other similar or related item, developed, manufactured or sold by the Company Group, including, without limitation, any watch, radar, or any other component, part or accessory, that captures, processes, stores and/or transmits biometric, diagnostic, medical or healthcare data.

“DGCL” means the Delaware General Corporation Law.

“Domestication” shall have the meaning set forth in Section 2.10.

“D&O Indemnified Persons” shall have the meaning set forth in Section 7.7(a).

“D&O Tail Insurance” shall have the meaning set forth in Section 7.7(b).

“Earnout Shares” shall have the meaning set forth in Section 4.4.

“Effective Time” shall have the meaning set forth in Section 3.2.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Extension Expenses” means, without duplication, (a) any out-of-pocket fees and expenses paid or payable by Purchaser or its Affiliates (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of an extension of the deadline by which Parent must complete an initial Business Combination (as defined below), pursuant to Parent’s Organizational Documents (including (i) submitting a proposal to the Parent shareholders pursuant to a definitive proxy statement filed by Parent with the SEC and (ii) providing such definitive proxy statement to the Parent shareholders) and (b) any cash deposits made or to be made into the Trust Account (as defined below) by the Sponsor or its Affiliates or permitted designees for the purpose of extending the time period for Parent to consummate a Business Combination, as approved by the Parent shareholders.

“FDA” means the U.S. Food and Drug Administration, or any successor agency thereto.

“FDA Laws” means all Laws applicable to the operation of the Company’s business related to the research, investigation, development, production, marketing, distribution, storage, shipping, transport, advertising, labeling, promotion, sale, export, import, use handling and control, safety, efficacy, reliability or manufacturing of medical devices, including (i) the Federal Food, Drug, and Cosmetic Act of 1938, as amended (21 U.S.C. §§ 321 et seq.); (ii) the Public Health Service Act of 1944; (iii) the rules and regulations promulgated and enforced by the FDA thereunder, including, as applicable, those requirements relating to the FDA’s Quality System Regulation at 21 C.F.R. Part 820, Good Laboratory Practices (GLPs), Good Clinical Practices (GCPs), investigational use, premarket notification and premarket approval and applications to market new medical devices; (iv) Laws governing the development, conduct, monitoring, subject informed consent, auditing, analysis and reporting of clinical trials and non-clinical studies (including the GCP and GLP regulations contained in 21 C.F.R. Parts 11, 50, 54, 56, 58 and 812); (v) Laws governing data-gathering activities related to the detection, assessment, and understanding of adverse events (including adverse event and malfunction reporting regulations of FDA and the International Council for Harmonisation of Technical Requirements for Pharmaceuticals for Human Use (ICH)); and (vi) all comparable state, federal or foreign Laws related to any of the foregoing.

“Healthcare Laws” means all Laws relating to healthcare regulatory matters applicable to the business of the Company including (i) all federal or state criminal or civil fraud and abuse Laws (including the federal Anti-Kickback Statute (42 U.S.C. §1320a-7(b)), the Civil Monetary Penalties Law (42 U.S.C. §1320a-7(a)), the Sunshine Act (42 U.S.C. §1320a-7(h)), the Exclusion Law (42 U.S.C. §1320a-7), the Criminal False Statements Law (42 U.S.C. §1320a-7b(a), Stark Law (42 U.S.C. §1395nn), the False Claims Act (31 U.S.C. §§3729 et seq. 42 U.S.C. §1320a-7b(a)), HIPAA, (42 U.S.C. §§1320d et seq.), and any comparable state or local Laws); and (ii) state licensing, disclosure and reporting requirements; (iii) all FDA Laws; and (iv) any comparable foreign Laws for any of the foregoing (i) through (iii) (inclusive).

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, P.L. 104-191, the Health Information Technology for Economic and Clinical Health Act, Public Law 111-005, and regulations promulgated thereunder by the U.S. Department of Health and Human Services to implement certain privacy and security provisions of HIPAA, codified at 45 C.F.R. Parts 160 and 164.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means with respect to any Person, (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind (including amounts by reason of overdrafts and amounts owed by reason of letter of credit reimbursement agreements) including with respect thereto, all interests, fees and costs and prepayment and other penalties, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (d) all obligations of such Person issued or assumed as the deferred purchase price of property or services (other than accounts payable to creditors for goods and services incurred in the ordinary course of business), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien or security interest on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (f) all obligations of such Person under leases required to be accounted for as capital leases under U.S. GAAP (as defined below), (g) all guarantees by such Person and (h) any agreement to incur any of the same.

“Intellectual Property” means any and all intellectual and industrial property and all worldwide rights, title and interests therein and thereto (whether registered or not) including those arising out of or associated with any of the following (a) patents, published, or unpublished patent applications (and any patents that issue as a result of those patent applications), provisional patent applications and similar filings, inventions (whether or not patentable and whether or not reduced to practice), invention disclosures, and industrial designs, together with all continuations, continuations-in-part, divisionals, reissues, reexaminations, renewals, revisions, substitutions, and extensions thereof, (b) copyrights, design rights and rights in works of authorship and copyrightable subject matter, together with any moral and economic rights of authors and inventors and rights of attribution and similar rights related thereto, including all rights of authorship, use, publication, reproduction, distribution, and performance, transformation and ownership, together with all other interests accruing by reason of international copyright conventions, (c) trade secrets and confidential information, and other proprietary information, including know-how, inventions, processes, procedures, methods, research and development information, industry analyses, architecture, layouts, drawings, specifications, formulae, techniques, discoveries, designs, plans, concepts, creations, models, customer and supplier lists, business and marketing plans and proposals, pricing and cost information and algorithms (collectively, “Trade Secrets”), (d) trademarks, trade names, logos, service marks, brand names, trade dress, business names (including any fictitious or “dba” names), slogans, symbols, and other similar designations of source or indicia of origin together with all goodwill of the business symbolized by or associated with any of the foregoing (collectively, the “Marks”), and Internet domain names, (e) Software and technology, (f) technical data, and databases, compilations and collections of technical data, (g) social media accounts, (h) any similar intellectual property or industrial property rights recognized in any jurisdiction, and (i) any registrations or applications for registration for any of the foregoing anywhere in the world.

“Intellectual Property Right” means any Intellectual Property, and all embodiments and fixations thereof and related documentation, registrations and franchises and all additions, improvements and accessions thereto, and with respect to each of the forgoing items in this definition, which is owned or licensed or filed by the Company, or used or held for use in the Business, whether registered or unregistered or domestic or foreign.

“Inventory” shall have the meaning set forth in the UCC.

“IPO” means the initial public offering of Parent pursuant to the Parent’s prospectus, Registration No. 333-263874, filed April 26, 2022.

“IT Systems” means any and all Software and technology, including information technology and computer systems, servers, sites, circuits, networks, workstations, routers, hubs, switches, data communications lines, interfaces, platforms, databases, websites (including the content thereon), applications, automated networks and control systems, SCADA, firmware, middleware computer hardware and equipment used to process, store, generate, analyze, maintain and operate data or information and all other computer, telecommunications, and information and operational technology systems, assets and equipment (including any of the foregoing accessed pursuant to outsourced or cloud computing arrangements).

“Key Personnel” shall have the meaning set forth in Section 8.1.

“Law” means any domestic or foreign, federal, state, municipality or local law, statute, ordinance, code, principle of common law, act, treaty or Order of general applicability of any applicable Authority, including rule or regulation promulgated thereunder.

“Lease” means the Premises Lease Agreement, dated March 11, 2023, among WU Youlin (吴佑霖) (as lessor), Horn Enterprise Co., Ltd. (as lessee) and OU Tingyun (欧亭芸) (as lessee’s joint liability warrantor).

“Liabilities” means any and all liabilities, Indebtedness, claims, or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured and whether due or to become due), including Tax Liabilities due or to become due.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, and any conditional sale or voting agreement or proxy, including any agreement to give any of the foregoing.

“Lock-up Agreement” shall have the meaning set forth in Section 9.6.

“Material Adverse Effect” means a material adverse change or a material adverse effect upon on the assets, Liabilities, condition (financial or otherwise), prospects, net worth, management, earnings, cash flows, business, operations or properties of the Company and the Business, taken as a whole, whether or not arising from transactions in the ordinary course of business, which would prevent the Company from operating its Business in the same manner as on the Signing Date and on the Closing Date(as defined below), provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Company operates; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, and any pandemic, epidemics or human health crises, including COVID-19; (v) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of the Purchaser Parties; (vi) any matter of which Parent is aware on the date hereof; (vii) any changes in applicable Laws or accounting rules (including U.S. GAAP) or the enforcement, implementation or interpretation thereof; (viii) the announcement, pendency or completion of the transactions contemplated by this Agreement, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the Company; (ix) any natural or man-made disaster or acts of God; or (x) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded).

“Material Contracts” shall have the meaning set forth in Section 5.15(a).

“Material Customer” shall have the meaning set forth in Section 5.20(a).

“Material Supplier” shall have the meaning set forth in Section 5.20(b).

“Merger Sub Common Stock” shall have the meaning set forth in Section 6.7(d).

“Money Laundering Laws” means the applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended, the Money Laundering Control Act of 1986, as amended, and the money laundering statutes of all jurisdictions in which the Company or any of its Subsidiaries operates, as well as the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any relevant Authority.

“Named Parties” means (i) with respect to this Agreement, the Company, Parent, Purchaser and Merger Sub (and their permitted successors and assigns), and (ii) with respect to any Additional Agreement, the parties named in the preamble thereto (and their permitted successors and assigns), and “Named Party” means any of them.

“Order” means any decree, order, judgment, writ, award, injunction, rule or consent of or by an Authority.

“Organizational Documents” means, with respect to any Person, its certificate of incorporation and bylaws, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Owned Intellectual Property” means all Intellectual Property Rights that are owned (or purported to be owned), in whole or in part, by the Company or its Subsidiaries, as applicable, and includes all Registered Intellectual Property and Company Software.

“Parent Class 1 Warrant” means each outstanding Class 1 redeemable warrant of Parent, exercisable for one Parent Ordinary Share at an exercise price of $11.50.

“Parent Class 2 Warrant” means each outstanding Class 2 redeemable warrant of Parent, which are included in Parent New Unit and will expire if the holder of Parent New Units has exercised the Share Redemption with respect to the Parent Ordinary Shares included in the same Parent New Unit, or otherwise be separated from Parent New Unit upon the Reincorporation Effective Time and exercisable for one Parent Ordinary Share at an exercise price of $11.50.

“Parent Class A Ordinary Shares” means the Class A ordinary shares of the Parent of a par value of $0.0001 each.

“Parent Class B Ordinary Shares” means the Class B ordinary shares of the Parent of a par value of $0.0001 each.

“Parent Disclosure Schedule” shall have the meaning set forth in Section Article VI.

“Parent Dissenting Shareholder” shall have the meaning set forth in Section 2.11.

“Parent Dissenting Shares” shall have the meaning set forth in Section 2.11.

“Parent Excluded Shares” shall have the meaning set forth in Section 2.6(e).

“Parent Financial Statements” means, collectively, the financial statements and notes contained or incorporated by reference in the Parent SEC Documents and the Additional Parent SEC Documents.

“Parent Full Unit” means each outstanding unit of Parent consisting of one Parent Class 1 Warrant and one Parent New Unit.

“Parent New Unit” means each outstanding new unit of Parent consisting of one Parent Class A Ordinary Share and one-half of one Parent Class 2 Warrant.

“Parent Ordinary Shares” means the Class A Ordinary Shares of Parent, and Class B Ordinary Shares of Parent, collectively.

“Parent Redeeming Shares” shall have the meaning set forth in Section 7.6.

“Parent SEC Documents” shall have the meaning set forth in Section 6.12(a).

“Parent Securities” means the Parent Ordinary Shares, Parent Units, and Parent Warrants, collectively.

“Parent Shareholder Approval Matters” shall have the meaning set forth in Section 9.4(a).

“Parent Shareholder Redemption Amount” means the aggregate amount payable with respect to all Parent Redeeming Shares.

“Parent Unit” means each Parent Full Unit and Parent New Unit, collectively.

“Parent Warrant” means Parent Class 1 Warrant and Parent Class 2 Warrant, collectively.

“Permit” shall have the meaning set forth in Section 5.17.

“Permitted Liens” means (i) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance which have been made available to the Purchaser Parties; (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts (A) that are not delinquent, (B) that are not material to the business, operations and financial condition of the Company Group so encumbered, either individually or in the aggregate, (C) that not resulting from a breach, default or violation by the Company Group of any Contract or Law; and (iii) Liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established in accordance with U.S. GAAP).

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Information” means any data or information, on any media that, alone or in combination with other data or information, can, directly or indirectly, be associated with or be reasonably used to identify an individual natural Person (including without any limitation any part of such Person’s name, physical address, telephone number, email address, financial account number or credit card number, government issued identifier (including social security number and driver’s license number), user identification number and password, billing and transactional information, medical, health or insurance information, date of birth, educational or employment information, vehicle identification number, IP address, cookie identifier, or any other number or identifier that identifies an individual natural Person, or such Person’s vehicle, browser or device), or any other data or information that constitutes personal data, protected health information, personally identifiable information, personal information or similar defined term under any Privacy Law or Healthcare Laws (including protected health information, as defined in 45 C.F.R. §160.103 and personal data, as defined in the EU General Data Protection Regulation).

“Plan of Reincorporation Merger” shall have the meaning set forth in Section 2.2.

“Pre-Closing Company Stockholders” means the Company Stockholders immediately prior to the Effective Time.

“Privacy Laws” means all applicable Laws relating to (a) the receipt, collection, compilation, use, storage, processing, sharing, security, disclosure or transfer of Personal Information, (b) data breach and breach notification in connection with Personal Information, including Laws relating to patient or individual healthcare information, such as HIPAA, and (c) privacy, security, data protection, data availability and destruction.

“Privacy Policies” shall have the meaning set forth in Section 5.18(i).

“Proxy Statement” shall have the meaning set forth in Section 9.4(a).

“PubCo” shall have the meaning set forth in Section 2.1.

“PubCo 2024 Audited Financials” shall have the meaning set forth in Section 4.4(a)(i).

“PubCo 2025 Audited Financials” shall have the meaning set forth in Section 4.4(a)(ii).

“Purchaser Cure Period” shall have the meaning set forth in Section 13.1(c).

“Purchaser Governmental Approval” shall have the meaning set forth in Section 6.3.

“Purchaser Ordinary Shares” means ordinary shares of the Purchaser, of a par value of $0.0001 each.

“Purchaser Parties” shall have the meaning set forth in Article V.

“Purchaser Party Transaction Expenses” means, without duplication, (a) any out-of-pocket fees and expenses payable by any Purchaser Party (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated by this Agreement, including (i) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, underwriters, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, (ii) any and all filing fees paid to governmental Authorities in connection with the transactions contemplated by this Agreement, and (iii) the costs for the preparation, filing and mailing of the Registration Statement (excluding, for the avoidance of doubt, the fees and expenses of any other party’s outside counsels, financial advisors, consultants and other advisors), (b) any outstanding out-of-pocket fees and expenses payable by Purchaser (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of Purchaser’s IPO (including fees and expenses payable to the underwriters in connection therewith), (c) any Extension Expenses, (d) the aggregate amount owed by Purchaser to Sponsor under any Working Capital Loans (for the avoidance of doubt, excluding such amounts elected to be converted into Parent New Units in connection with the Closing pursuant to the terms of the Working Capital Loans), (e) transfer Taxes imposed on the Parent or the Purchaser, and (f) 50% of the premium and other costs and expenses associated with the D&O Tail Insurance.

“Purchaser Securities” means the Purchaser Ordinary Shares and Purchaser Warrants, collectively.

“Purchaser Warrants” mean the redeemable warrants exercisable for one Purchaser Ordinary Shares at an exercise price of $11.50.

“Real Property” means, collectively, all real properties and interests therein (including the right to use), together with all buildings, fixtures, trade fixtures, plant and other improvements located thereon or attached thereto; all rights arising out of use thereof (including air, water, oil and mineral rights); and all subleases, franchises, licenses, permits, easements and rights-of-way which are appurtenant thereto.

“Reincorporation Authorization Notice” shall have the meaning set forth in Section 2.11(a).

“Reincorporation Surviving Corporation” shall have the meaning set forth in Section 2.1.

“Reincorporation Effective Time” shall have the meaning set forth in Section 2.2.

“Reincorporation Written Objection” shall have the meaning set forth in Section 2.11.

“Registered Intellectual Property” shall have the meaning set forth in Section 5.18(a).

“Registration Statement” shall have the meaning set forth in Section 9.4(a).

“Requisite Company Vote” shall have the meaning set forth in Section 5.2.

“Required Parent Shareholder Approval” shall have the meaning set forth in Section 10.1(f).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Separation of Parent Full Units” shall have the meaning set forth in Section 2.6(b).

“Software” means any and all (i) computer software and programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, as well as all databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (ii) descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing and, to the extent embodied in any of the foregoing, screens, user interfaces, report formats, firmware, development tools, and templates, (iii) deep learning, machine learning, and other artificial intelligence technologies (collectively, “AI/ML”), and (iv) documentation, including user manuals and other training documentations, related to any of the foregoing.

“Sponsor” means Aimfinity Investment LLC, a Cayman Islands limited liability company.

“Subsidiary” or “Subsidiaries” means one or more entities of which at least fifty percent (50%) of the capital stock or share capital or other equity or voting securities are Controlled or owned, directly or indirectly, by the respective Person.

“Surviving Corporation” shall have the meaning set forth in Section 3.1.

“Surviving Provisions” shall have the meaning set forth in Section 13.2.

“Tangible Personal Property” means all tangible personal property and interests therein, including machinery, computers and accessories, furniture, office equipment, communications equipment, automobiles, trucks, forklifts and other vehicles owned or leased by the Company and other tangible property.

“Tax” or “Taxes” means any federal, state, local or foreign tax, charge, fee, levy, custom, duty, deficiency, or other assessment of any kind or nature imposed by any Taxing Authority (including any income (net or gross), gross receipts, profits, windfall profit, sales, use, goods and services, ad valorem, franchise, license, withholding, employment, social security, workers compensation, unemployment compensation, employment, payroll, transfer, excise, import, Real Property, personal property, intangible property, occupancy, recording, minimum, alternative minimum, environmental or estimated tax), together with any interest, penalty, additions to tax or additional amount imposed with respect thereto by a Taxing Authority.

“Tax Return” means any return, information return, declaration, claim for refund or credit, report or any similar statement, and any amendment thereto, including any attached schedule and supporting information, whether on a separate, consolidated, combined, unitary or other basis, that is filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or payment of a Tax or the administration of any Law relating to any Tax.

“Taxing Authority” means the Internal Revenue Service and any other Authority responsible for the collection, assessment or imposition of any Tax or the administration of any Law relating to any Tax.

“Terminating Company Breach” shall have the meaning set forth in Section 13.1(b).

“Termination Date” means April 28, 2024 or such a later date as provided in the then amended Organizational Documents of Parent.

“Terminating Purchaser Breach” shall have the meaning set forth in Section 13.1(c).

“Tranche 1 Earnout Shares” shall have the meaning set forth in Section 4.4(a)(i).

“Tranche 2 Earnout Shares” shall have the meaning set forth in Section 4.4(a)(ii).

“Transaction Expenses” means, collectively, the Purchaser Party Transaction Expenses and the Company Group Transaction Expenses.

“Transaction Financing” shall have the meaning set forth in Section 9.6.

“Transaction Financing Agreements” shall have the meaning set forth in Section 9.6.

“Trust Account” shall have the meaning set forth in Section 6.9(a).

“Trust Agreement” means the investment management trust agreement made as of April 25, 2022 by and between the Parent and U.S. Bank Trust Company, National Association.

“UCC” means the Uniform Commercial Code of the State of Delaware, or any corresponding or succeeding provisions of Laws of the State of Delaware, or any corresponding or succeeding provisions of Laws, in each case as the same may have been and hereafter may be adopted, supplemented, modified, amended, restated or replaced from time to time.

“Unaudited Financial Statements” shall have the meaning set forth in Section 5.10(a).

“U.S. GAAP” means U.S. generally accepted accounting principles, consistently applied.

“U.S. GAAP Financial Statements” shall have the meaning set forth in Section 7.5.

“Willful Breach” means, with respect to any agreement, a party’s knowing and intentional material breach of any of its representations or warranties as set forth in such agreement, or such party’s material breach of any of its covenants or other agreements set forth in such agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of such agreement.

“Working Capital Loans” means the working capital loans as described in the Parent’s final prospectus, Registration No. 333-263874, filed April 26, 2022.

“$” means U.S. dollars, the legal currency of the United States.

ARTICLE II
REINCORPORATION MERGER

2.1 Reincorporation Merger. At the Reincorporation Effective Time, and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the laws of Cayman Law, the Parent shall be merged with and into the Purchaser, the separate corporate existence of Parent shall cease and Purchaser shall continue as the surviving corporation. Purchaser as the surviving corporation after the Reincorporation Merger is hereinafter referred to, after the Reincorporation Effective Time, as the “Reincorporation Surviving Corporation” or sometime is referred to, after the Effective Time, as the “PubCo.”

2.2 Reincorporation Effective Time. Following the satisfaction or waiver (by the applicable party) of the closing conditions set forth in Section 10 (except for such conditions to be performed at Closing), the Parent shall cause the Reincorporation Merger to be consummated one Business Day before the Closing Date by filing the plan of merger (“Plan of Reincorporation Merger”) (and such other documents as required by Cayman Law, collectively with Plan of Incorporation Merger, the “CRPM”) with the Registrar of Companies in the Cayman Islands, in accordance with the relevant provisions of Cayman Law (the time when the Plan of Reincorporation Merger is registered by the Registrar of Companies in the Cayman Islands, or such later time as specified in the Plan of Reincorporation Merger (being not later than the 90th day after registration of the Plan of Reincorporation Merger by the Registrar of Companies of the Cayman Islands), being the “Reincorporation Effective Time”).

2.3 Effect of the Reincorporation Merger. At the Reincorporation Effective Time, the effect of the Reincorporation Merger shall be as provided in this Agreement, the CRPM and the applicable provisions of Cayman Law. Without limiting the generality of the foregoing, and subject thereto, at the Reincorporation Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Parent shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Reincorporation Surviving Corporation, which shall include the assumption by the Reincorporation Surviving Corporation of any and all agreements, covenants, duties and obligations of the Parent set forth in this Agreement to be performed after the Reincorporation Effective Time, and all securities of the Reincorporation Surviving Corporation issued and outstanding as a result of the conversion under Sections 2.6(a) through (e) hereof shall be listed on the public trading market on which the Parent Units may be trading at such time.

2.4 Memorandum and Articles of Association. Effective at the Reincorporation Effective Time, the memorandum and articles of association of the Reincorporation Surviving Corporation shall be amended and restated in its entirety in substantially the form of Exhibit A attached hereto and shall be thereafter amended in accordance with their terms, the Organizational Documents of the Reincorporation Surviving Corporation and as provided by Law. The new name of the Reincorporation Merger Surviving Corporation will be such name as provided by Purchaser and stated in the CRPM.

2.5 Directors and Officers of the Reincorporation Surviving Corporation. As of the Reincorporation Effective Time, the Persons constituting the directors and officers of Parent prior to the Reincorporation Effective Time shall continue to be the directors and officers of the Reincorporation Surviving Corporation (and holding the same title as held at Parent) until the Effective Time.

2.6 Effect on Issued Securities of Parent.

(a) Cancellation of Parent Redeeming Shares. Each Parent Redeeming Share issued and outstanding immediately prior to the Reincorporation Effective Time shall automatically be cancelled and cease to exist and shall thereafter represent only the right to be paid a pro rata share of the Parent Shareholder Redemption Amount in accordance with the memorandum and articles of association of the Parent.

(b) Parent Units. Immediately prior to the Reincorporation Effective Time, (i) each issued and outstanding Parent Full Unit shall automatically separate into one Parent Class 1 Warrant and one Parent New Unit (the “Separation of Parent Full Units”), (ii) upon Separation of Parent Full Units, each issued and outstanding Parent New Unit (except for Parent Class 2 Warrants attached to Parent Shares that are redeemed prior to the Reincorporation Effective Time, which Parent Class 2 Warrants will expire upon such redemption) shall automatically separate into one Parent Class A Ordinary Share and one-half of one Parent Class 2 Warrant, (iii) all Parent Units (including all Parent Full Units and Parent New Units) shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist and subsequently each Parent Class A Ordinary Shares issued and outstanding shall, at the Reincorporation Effective Time, be converted into one (1) Purchaser Ordinary Share, and each Parent Warrant (including Parent Class 1 Warrants and Parent Class 2 Warrants) issued and outstanding shall, at the Reincorporation Effective Time, be converted into one (1) Purchaser Warrant, in accordance with Section 2.6(b) and Section 2.6(d), respectively. The holders of certificates previously evidencing Parent Units outstanding immediately prior to the Reincorporation Effective Time shall cease to have any rights with respect to such Parent Units, except as provided herein or by Law.

(c) Conversion of Parent Ordinary Shares. At the Reincorporation Effective Time, each Parent Ordinary Share (other than Parent Excluded Shares, the Parent Redeeming Shares and the Parent Dissenting Shares) issued and outstanding immediately prior to the Reincorporation Effective Time shall be converted automatically into one Purchaser Ordinary Share. At the Reincorporation Effective Time, all Parent Ordinary Shares shall cease to be outstanding and shall automatically be converted or canceled (as the case may be) and shall cease to exist. The holders of issued Parent Ordinary Shares who are on the register of members of Parent immediately prior to the Reincorporation Effective Time shall cease to have any rights with respect to such Parent Ordinary Shares, except as provided herein or by Law. Each certificate previously evidencing Parent Ordinary Shares (other than the Parent Excluded Shares) shall be exchanged for a certificate representing the same number of Purchaser Ordinary Shares upon the surrender of such certificate in accordance with Section 2.7.

(d) Parent Warrants. At the Reincorporation Effective Time, every issued and outstanding Parent Warrant immediately prior to the Reincorporation Effective Time shall be converted automatically into one (1) Purchaser Warrant. At the Reincorporation Effective Time, all Parent Warrants shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. The holders of certificates previously evidencing Parent Warrants outstanding immediately prior to the Reincorporation Effective Time shall cease to have any rights with respect to such Parent Warrants, except as provided herein or by Law. Each certificate previously evidencing Parent Warrants shall be exchanged for a certificate representing the same number of Purchaser Warrants upon the surrender of such certificate in accordance with Section 2.7.

(e) Cancellation of Parent Ordinary Shares Owned by Parent. At the Reincorporation Effective Time, if there are any Parent Ordinary Shares that are owned by the Parent as treasury shares or any Parent Ordinary Shares owned by any direct or indirect wholly owned Subsidiary of the Parent immediately prior to the Reincorporation Effective Time (the “Parent Excluded Shares”), such shares shall be canceled without any conversion thereof or payment therefor.

(f) Transfers of Ownership. If any securities of Purchaser are to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the certificate so surrendered will be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Purchaser or any agent designated by it any transfer or other Taxes required by reason of the issuance of securities of Purchaser in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of Purchaser or any agent designated by it that such tax has been paid or is not payable.

(g) No Liability. Notwithstanding anything to the contrary in this Section 2.6, none of the Reincorporation Surviving Corporation, Parent or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

2.7  Cancellation of Purchaser Ordinary Share Owned by Parent. At the Reincorporation Effective Time, every issued and outstanding share(s) of Purchaser owned by the Parent as set forth in Section 6.7(b), being the only issued and outstanding share(s) in Purchaser immediately prior to the Reincorporation Effective Time, shall be canceled without any conversion thereof or payment therefor.

2.8 Surrender of Securities. All Purchaser Securities issued upon the surrender of Parent Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Parent Securities, provided that any restrictions on the sale and transfer of Parent Securities shall also apply to the Purchaser Securities so issued in exchange.

2.9 Lost Stolen or Destroyed Certificates. In the event any certificates representing Parent Securities shall have been lost, stolen or destroyed, Purchaser shall issue certificates representing Purchaser Securities in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof; provided, however, that Reincorporation Surviving Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against the Reincorporation Surviving Corporation with respect to the certificates alleged to have been lost, stolen or destroyed.

2.10 Section 368 Reorganization. The parties hereto acknowledge and agree that for U.S. federal income tax purposes, it is intended that (i) the Reincorporation Merger qualifies a “reorganization” within the meaning of Section 368(a) of the Code, (ii) Reincorporation Surviving Corporation will convert to a U.S. tax resident corporation by reason of Section 7874(b) of the Code as of the end of the day immediately preceding the Closing Date in a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code pursuant to Treasury Regulations Section 1.7874-2(j)(1) (the “Domestication”), (iii) this Agreement constitutes, and is hereby adopted as, a “plan of reorganization” with the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) with respect to the Reincorporation Merger and the Domestication, and (iv) Reincorporation Surviving Corporation will be a party to the Domestication within the meaning of Section 368(b) of the Code.

2.11 Dissenter’s Rights. No Person who has validly exercised their dissenters’ rights in respect of the Reincorporation Merger pursuant to section 238 of the Cayman Law (each a “Parent Dissenting Shareholder”) shall be entitled to receive the securities of Purchaser in accordance with Section 2.6(a) and (b), as applicable with respect to the shares of Parent owned by such Person (“Parent Dissenting Shares”) unless and until such Person shall have effectively withdrawn or lost such Person’s dissenters’ rights under the Cayman Law. Each Parent Dissenting Shareholder shall be entitled to receive only the payment resulting from the procedure in section 238 of the Cayman Law with respect to the Parent Dissenting Shares owned by such Parent Dissenting Shareholder. If any Parent shareholder gives to Parent, before the Required Parent Shareholder Approval is obtained at the Parent Special Meeting, written objection to the Reincorporation Merger (each, an “Reincorporation Written Objection”) in accordance with Section 238(2) of the Cayman Law:

(a) the Parent shall, in accordance with Section 238(4) of the Cayman Law, promptly give written notice of the authorization of the Reincorporation Merger (the “Reincorporation Authorization Notice”) to each such Parent shareholder who has made a Reincorporation Written Objection, and

(b) unless the Parent and the Company elect by agreement in writing to waive this Section 2.11(b), no party shall be obligated to commence the Reincorporation Merger, and the CRPM shall not be filed with the Registrar of Companies of the Cayman Islands, until at least twenty (20) days shall have elapsed since the date on which the Reincorporation Authorization Notice is given (being the period allowed for written notice of an election to dissent under Section 238(5) of the Cayman Law, as referred to in Section 239(1) of the Cayman Law), but in any event subject to the satisfaction or waiver of all of the conditions set forth in Section 10.1, Section 10.2 and Section 10.3.

2.12 Taking of Necessary Action; Further Action. If, at any time after the Reincorporation Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Reincorporation Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Parent and the Purchaser, the officers and directors of the Parent and the Purchaser are fully authorized in the name of their respective companies or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

ARTICLE III
ACQUISITION MERGER

3.1 Acquisition Merger. Upon and subject to the terms and conditions set forth in this Agreement, on the Closing Date, which is one Business Day after the Reincorporation Effective Time, and in accordance with the applicable provisions of the DGCL, Merger Sub shall be merged with and into the Company (the “Acquisition Merger”). Following the Acquisition Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving company in the Acquisition Merger (the “Surviving Corporation”).

3.2 Closing; Effective Time. Unless this Agreement is earlier terminated in accordance with Article XIII, the closing of the Acquisition Merger (the “Closing”) shall take place one Business Day after the Reincorporation Effective Time electronically through the exchange of documents via e-mail or facsimile, or at such other place and time as the Company and the Purchaser Parties may mutually agree in writing. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”. At the Closing, the Acquisition Merger shall be consummated in accordance with this Agreement and the DGCL and evidenced by a certificate of merger between Merger Sub and the Company (the “Certificate of Merger”), such Acquisition Merger to be effective immediately upon filing of the Certificate of Merger or at such later time as may be agreed by Merger Sub and the Company in writing and specified in the Certificate of Merger (the “Effective Time”).

3.3 Directors and Officers.

(a) Directors and Officers of PubCo. Upon and immediately following the Effective Time, the PubCo’s board of directors shall consist of five (5) directors. Sponsor shall have the right, but not the obligation, to designate, or cause to be designated, four (4) directors until the second annual shareholder meeting of the PubCo that takes place after the Effective Time, and the Company shall have the right, but not the obligation, to designate, or cause to be designated, the remaining one (1) director to serve until the first annual shareholder meeting of the PubCo that takes place after the Effective Time. Immediately after the Effective Time, the executive officers of Pubco shall be the Persons mutually agreed by the Parent and the Company, provided that each of them shall enter into customary employment agreement with PubCo prior to the Effective Time.

(b) Directors and Officers of the Surviving Corporation. Upon and immediately following the Effective Time, the Surviving Corporation’s board of directors shall consist of one (1) director, to be mutually agreed by the Parent and the Company. Immediately after the Effective Time, the executive officers of Pubco shall be the Persons mutually agreed by the Parent and the Company provided that each of them shall enter into customary employment agreement with PubCo prior to the Effective Time.

3.4 Effect of the Merger. The Acquisition Merger shall have the effects set forth in this Agreement and the DGCL. Without limiting the generality of the foregoing and subject thereto, by virtue of the Acquisition Merger and without further act or deed, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation and all of the debts, Liabilities and duties of the Company and Merger Sub shall become the debts, Liabilities and duties of the Surviving Corporation.

3.5 Organizational Documents of the Surviving Corporation. At and immediately following the Effective Time, the bylaws and certificate of incorporation of the Company existing immediately prior to the Effective Time shall be the Organizational Documents of the Surviving Corporation.

3.6 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Merger Sub and the Company, the officers and directors of the Merger Sub and the Company are fully authorized in the name of their respective companies or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

3.7 Section 368 Reorganization. If the Company determines, in its reasonable discretion, that the Acquisition Merger (and, if determined by the Company, in its reasonable discretion, together with the Transaction Financing) qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, then this Agreement is adopted as a “plan of reorganization” within the meaning of Section 368(a) of the Code and Treasury Regulations Section 1.368-2(g) and 1.368-3 with respect to the Acquisition Merger (and, if applicable, the Transaction Financing) and the Company, Purchaser and Merger Sub will be parties to the Acquisition Merger within the meaning of Section 368(b) of the Code.

ARTICLE IV
CONSIDERATION

4.1 Cancellation and Conversion of Capital.

(a) Cancellation of Ordinary Shares. At the Effective Time, by virtue of the Acquisition Merger and this Agreement and without any action on the part of the Purchaser, the Merger Sub, the Company or the Stockholders, the Company Shares issued and outstanding immediately prior to the Effective Time (other than the Company Excluded Shares) shall be canceled in exchange for the right to receive Closing Payment Shares and Earnout Shares (as defined below), if issued; it being agreed that the Closing Payment Shares and the Earnout Shares, if issued, shall be allocated among the Stockholders on a pro rata basis based on the number of Company Shares (other than Company Excluded Shares) they hold as of immediately prior to the Effective Time.

(b) Share Capital of Merger Sub. Each share of Merger Sub that is issued and outstanding immediately prior to the Effective Time will, by virtue of the Acquisition Merger and without further action on the part of the sole stockholder of Merger Sub, be converted into and become one ordinary share of the Surviving Corporation (and such share of the Surviving Corporation into which the ordinary share of Merger Sub are so converted shall be the only share of the Surviving Corporation that is issued and outstanding immediately after the Effective Time and prior to the issuance of the Closing Payment Shares).

(c) Treatment of Certain Company Shares. At the Effective Time, all Company Shares that are owned by the Company (as treasury shares or otherwise) or any of its direct or indirect Subsidiaries immediately prior to the Effective Time (the “Company Excluded Shares”) shall be automatically canceled without any consideration delivered in exchange thereof.

(d) No Liability. Notwithstanding anything to the contrary in this Section 4.1, none of Surviving Corporation or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(e) Surrender of Certificates. All securities issued upon the surrender of the certificates representing the Company Shares in accordance with the terms hereof, shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities, provided that any restrictions on the sale and transfer of such Company Shares shall also apply to the Closing Payment Shares so issued in exchange.

(f) Lost, Stolen or Destroyed Certificates. In the event any certificates for any Company Share shall have been lost, stolen or destroyed, the Purchaser shall cause to be issued the applicable portion of the Closing Payment Shares for such number of Company Shares represented by such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof; provided, however, that the Company and/or the Purchaser may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against the Company and/or the Purchaser with respect to the certificates alleged to have been lost, stolen or destroyed.

(g) Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the Signing Date and the Effective Time, any change in the outstanding securities of the Company or the Purchaser Ordinary Shares shall occur (other than the issuance of additional shares of capital stock of the Company or additional shares of Purchaser as permitted by this Agreement), including by reason of any reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange, readjustment of shares, or similar transaction, or any stock dividend or distribution paid in stock, and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to reflect such change; provided, however, that this sentence shall not be construed to permit Purchaser or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

4.2 Payment of Merger Consideration.

(a) Upon and subject to the terms and conditions of this Agreement, on the Closing Date, the Purchaser shall issue to each Stockholder such Stockholder’s pro rata portion of the Closing Payment Shares.

(b) No fractional Purchaser Ordinary Shares will be issued pursuant to the Acquisition Merger, and any such fractional shares or interests therein shall not entitle the owner thereof to vote or to any other rights of a shareholder of the Purchaser. In lieu of the issuance of any such fractional share, each Person who would otherwise be entitled to a fractional Purchaser Ordinary Share (after aggregating all fractional Purchaser Ordinary Shares that otherwise would be received by such Person) shall have the number of Purchaser Ordinary Shares issued to such Person rounded up in the aggregate to the nearest whole number of Purchaser Ordinary Shares.

4.3 Legend. Each certificate issued pursuant to the Acquisition Merger to any holder of Company Shares shall bear the legend set forth below, or legend substantially equivalent thereto, together with any other legends that may be required by any securities laws at the time of the issuance of the Purchaser Ordinary Shares:

THE ORDINARY SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL (I) SUCH OFFER, SALE, TRANSFER, PLEDGE OR HYPOTHECATION HAS BEEN REGISTERED UNDER THE SECURITIES ACT OR (II) THE ISSUER OF THE ORDINARY SHARES HAS RECEIVED AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE WITH THE SECURITIES ACT.

4.4 Earnout Payment.

(a) After the Closing, PubCo shall issue and each Pre-Closing Company Stockholder shall have the right to receive its pro rata portion of up to 2,500,000 additional Purchaser Ordinary Shares (collectively, the “Earnout Shares”) as follows:

(i) the applicable pro rata portion of 1,000,000 Earnout Shares (collectively, the “Tranche 1 Earnout Shares”) will be issued and delivered by PubCo to each Pre-Closing Company Stockholder within five (5) Business Days following the date of filing of an annual report on Form 20-F or 10-K whichever is applicable by PubCo with the SEC containing an audited report issued by the independent auditor of PubCo for the PubCo’s audited consolidated annual financial statements for the fiscal year ending December 31, 2024 prepared in accordance with U.S. GAAP (the “PubCo 2024 Audited Financials”), if and only if, such PubCo 2024 Audited Financial reflects completed sales of at least 30,000 Devices during fiscal year 2024; and

(ii) the applicable pro rata portion of 1,500,000 Earnout Shares (collectively, the “Tranche 2 Earnout Shares”) will be issued and delivered by PubCo to each Pre-Closing Company Stockholder within five (5) Business Days following the date of filing of an report on Form 20-F or 10-K whichever is applicable with the SEC containing an audited report issued by the independent auditor of PubCo for the PubCo’s audited consolidated annual financial statements for the fiscal year ending December 31, 2025 prepared in accordance with U.S. GAAP (the “PubCo 2025 Audited Financials”), if and only if, such PubCo’s 2025 Audited Financials reflect completed sales of at least 40,000 Devices during fiscal year 2025.

(b) Notwithstanding anything to the contrary contained herein, the aggregate number of Earnout Shares shall be subject to equitable adjustment for share subdivision, share dividends, reorganizations, consolidation, recapitalizations and similar transactions affecting the Purchaser Ordinary Shares after the Closing.

(c) Any payment of Earnout Shares in respect of Company Shares to a Pre-Closing Company Stockholder hereunder shall be treated as comprised of two components, respectively, a principal component and an interest component, the amounts of which shall be determined as provided in Treasury Regulation Section 1.483-4(b) example (2) using the 3-month test rate of interest provided for in Treasury Regulations Section 1.1274-4(a)(1)(ii) employing the semi-annual compounding period. Notwithstanding anything to the contrary in this Agreement, as to the payment of Earnout Shares to each Pre-Closing Company Stockholder immediately prior to the Effective Time, Earnout Shares representing the principal component (with a value equal to the principal component) and Earnout Shares representing the interest component (with a value equal to the interest component) shall be represented by separate share certificates.

4.5 Closing Consideration Spreadsheet.

(a) At least three (3) Business Days prior to the Closing, the Company shall deliver to Parent a spreadsheet (as finalized pursuant to this Section 4.5, the “Closing Consideration Spreadsheet”), prepared by the Company in good faith in accordance with this Agreement and setting forth the following, in each case, as of immediately prior to the Effective Time, based, when relevant, on assumptions reasonably acceptable to Parent which are described in detail in the Closing Consideration Spreadsheet:

(i) the name and address of record of each Pre-Closing Company Stockholder and the number of Company Shares held by each; and

(ii) the allocation of the Closing Payment Shares and Earnout Shares payable to each Pre-Closing Company Stockholder;

(b) The contents of the Closing Consideration Spreadsheet delivered by the Company hereunder shall be subject to reasonable review and comment by Parent, and shall comport with the provisions of this Agreement, but the Company shall, in all events, remain solely responsible for the contents of the Closing Consideration Spreadsheet. Under no circumstances shall Parent, Purchaser or Merger Sub be responsible for the calculations or the determinations regarding such calculations in the Closing Consideration Spreadsheet and the parties agree that Parent, Purchaser and Merger Sub shall be entitled to rely on the Closing Consideration Spreadsheet when issuing the Closing Payment Shares under this Article IV.

(c) For the purpose of clarification, nothing contained in this Section 4.5 or in the Closing Consideration Spreadsheet shall be construed or deemed to: (i) modify the Company’s obligations pursuant to Section 7.1(a) to obtain Parent’s prior consent to the issuance of any securities; or (ii) alter or amend the definition of the Closing Payment Shares.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to the Parent, the Purchaser and the Merger Sub (collectively, “Purchaser Parties”) that each of the following representations and warranties is true, correct and complete as of the Signing Date and as of the Closing Date (or, if such representations and warranties are made with respect to a certain date, as of such date). The parties hereto agree that any disclosure in a particular schedule (as may be updated pursuant to Section 7.3, the “Company Disclosure Schedules”) shall be deemed to be an exception to the representations and warranties contained in the corresponding section of this Article V only; provided that where it is apparent on the face of a disclosure in a particular schedule that such disclosure is relevant to the representations and warranties contained in other sections of this Article V, such disclosure shall also be deemed to be a disclosure in such other sections. For the avoidance of doubt, unless the context otherwise requires, the below representations and warranties relate to the Company on a consolidated basis with its Subsidiaries and also as to each Company Subsidiary individually for all periods commencing January 1, 2020.

5.1 Corporate Existence and Power.

(a) The Company is a Delaware corporation incorporated, validly existing and in good standing under the Laws of the State of Delaware and its Subsidiaries are duly organized, validly existing and in good standing under the laws of the jurisdiction in which they were formed (the Company and its Subsidiaries, collectively, the “Company Group”, and each individually, a “Company Group Member”). The Company Group has all requisite power and authority, corporate and otherwise, and all governmental licenses, franchises, Permits, authorizations, consents and approvals necessary and required to own and operate its properties and assets and to carry on the Business as presently conducted, other than any that would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect.

(b) The Company Group is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its Business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect. Schedule 5.1(b) lists all jurisdictions in which any member of the Company Group is licensed or qualified to conduct its Business.

5.2 Authorization. The execution, delivery and performance by the Company Group of this Agreement and the Additional Agreements to which it is a party and the consummation by the Company Group of the transactions contemplated hereby and thereby are within the corporate powers of the Company Group and have been duly authorized by all necessary action, subject to the authorization and approval of this Agreement, each Additional Agreement and the transactions contemplated hereby and thereby by way of a special resolution of the Stockholders of the Company and such other authorization, if any, as specified in the Organizational Documents of the Company Group (“Requisite Company Vote”). This Agreement constitutes, and, upon their execution and delivery, each of the Additional Agreements will constitute, a valid and legally binding agreement of the Company Group enforceable against the Company Group in accordance with their respective terms to which it is a party, in all cases assuming due execution by the other parties thereto.

5.3 Governmental Authorization. Neither the execution, delivery nor performance by any member of the Company Group of this Agreement or any Additional Agreement to which it is a party requires any consent, approval, license or other action by or in respect of, or registration, declaration or filing with, any Authority (each of the foregoing, a “Company Governmental Approval”).

5.4 Non-Contravention. None of the execution, delivery or performance by the Company Group of this Agreement or any Additional Agreements to which it is a party does or will (a) contravene or conflict with the organizational or constitutive documents of the Company Group, (b) contravene or conflict with or constitute a violation of any provision of any Law or Order binding upon or applicable to the Company Group, (c) except for the Contracts listed on Schedule 5.9 requiring Company Group Consents (but only as to the need to obtain such Company Group Consents), constitute a default under or breach of (with or without the giving of notice or the passage of time or both) or violate or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of the Company Group or require any payment or reimbursement or to a loss of any material benefit relating to the Business to which the Company Group are entitled under any provision of any Permit, Contract or other instrument or obligations binding upon the Company Group or by which any of the Company Share, or any of the Company Group’s assets is or may be bound or any Permit, (d) result in the creation or imposition of any Lien on any of the Company Shares, (e) cause a loss of any material benefit relating to the Business to which the Company Group are entitled under any provision of any Permit or Contract binding upon the Company Group, or (f) result in the creation or imposition of any Lien (except for Permitted Liens) on any of the Company Group’s material assets, in the cases of (a) to (d), other than as would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect.

5.5 Capitalization.

(a) As of the date hereof, the authorized capital stock of the Company is 100,000,000 shares of common stock, par value $0.001. As of the date hereof, there are 100,000,000 shares of the Company’s common stock issued and outstanding. Except as otherwise set forth in Schedule 5.5, all of the Company Shares are duly authorized, validly issued, fully paid and nonassessable.

(b) There are no: (i) outstanding Company Share Rights; (ii) outstanding subscriptions, options, warrants, rights (including phantom stock rights), calls, commitments, understandings, conversion rights, rights of exchange, plans or other agreements of any kind providing for the purchase, issuance or sale of any share of the Company, or (iii) agreements with respect to any of the Company Shares, including any voting trust, other voting agreement or proxy with respect thereto.

5.6 Charter Documents. Copies of Organizational Documents of each member of the Company Group have heretofore been made available to the Purchaser Parties, and such copies are each true and complete copies of such instruments as amended and in effect on the date hereof. Each member of the Company Group has not taken any action in violation or derogation of its Organizational Documents, other than as would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect.

5.7 Assumed Names. Schedule 5.7 is a complete and correct list of all assumed or “doing business as” names currently or, within two (2) years prior to the Signing Date used by the Company Group, including names on any websites. Since January 1, 2019, none of the Company Group has used any name other than the names listed on Schedule 5.7 to conduct the Business. The Company Group has filed appropriate “doing business as” certificates in all applicable jurisdictions with respect to itself, to the extent as required by applicable Laws, except where the failure to so file would not have a Material Adverse Effect.

5.8 Subsidiaries. Schedule 5.8 sets forth the name of each Subsidiary of the Company, and with respect to each Subsidiary, its jurisdiction of organization, its authorized shares or other equity interests (if applicable), and the number of issued and outstanding shares or other equity interests and the record holders thereof. Other than as set forth on Schedule 5.8, as the case may be, (i) all of the outstanding equity securities of each Subsidiary of the Company are duly authorized and validly issued, duly registered and non-assessable (if applicable), were offered, sold and delivered in material compliance with all applicable securities Laws, and are owned by the Company Group free and clear of all Liens (other than those, if any, imposed by such Organizational Documents of the Subsidiaries); (ii) there are no Contracts to which the Company or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the shares or other equity interests of any Subsidiary of the Company other than the Organizational Documents of any such Subsidiary; (iii) there are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of the Company is a party or which are binding upon any Subsidiary of the Company providing for the issuance or redemption of any shares or other equity interests in or of any Subsidiary of the Company; (iv) there are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of the Company; (v) except as set forth on Schedule 5.8, no Subsidiary of the Company has any limitation on its ability to make any distributions or dividends to its equity holders, whether by Contract, Order or applicable Law; (vi) except for the equity interests of the Subsidiary listed on Schedule 5.8, the Company does not own or have any rights to acquire, directly or indirectly, any shares or other equity interests of, or otherwise Control, any Person; (vii) except as set forth on Schedule 5.8, none of the Company or its Subsidiaries is a participant in any joint venture, partnership or similar arrangement, and (viii) except as set forth on Schedule 5.8, there are no outstanding contractual obligations of the Company or its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

5.9 Consents. There are no Contracts binding upon the Company Group or by which any of the Company Shares, or any of the Company Group’s assets are bound, requiring a consent, approval, authorization, Order or other action of or filing with any Person as a result of the execution, delivery and performance of this Agreement or any of the Additional Agreements or the consummation of the transactions contemplated hereby or thereby (each of the foregoing, a “Company Group Consent”).

5.10 Financial Statements.

(a) Schedule 5.10 includes the unaudited consolidated financial statements of the Company Group as of and for the fiscal years ended December 31, 2021 and 2022, consisting of the unaudited consolidated balance sheets as of such date, the unaudited consolidated income statements for the twelve (12) month periods ended on such date, and the unaudited consolidated cash flow statements for the twelve (12) month periods ended on such date (the “Unaudited Financial Statements”, and together with the Audited Financial Statements (as defined below), the “Financial Statements”).

(b) The Unaudited Financial Statements fairly present in all material respects, in conformity with its applicable accounting standards applied on a consistent basis in all material respects, the financial position of the Company as of the dates thereof and the results of operations of the Company for the periods reflected therein. The Unaudited Financial Statements (i) were prepared from the Books and Records of the Company; (ii) contain and reflect all necessary adjustments and accruals for a fair presentation of the Company’s financial condition as of their dates; and (iii) contain and reflect adequate provisions for all Liabilities for all material Taxes applicable to the Company with respect to the periods then ended.

(c) Except as specifically disclosed in Schedule 5.10(c), reflected or fully reserved against on the Unaudited Financial Statements, and for Liabilities and obligations of a similar nature and/or in similar amounts incurred in the ordinary course of business since the December 31, 2022, there are no material Liabilities or debts of any nature (whether accrued, fixed or contingent, liquidated or unliquidated, asserted or unassisted or otherwise) relating to the Company. All material debts and Liabilities, fixed or contingent, which should be included under U.S. GAAP on the Unaudited Financial Statements, are included therein or in the notes thereof.

(d) The Unaudited Financial Statements included in the Financial Statements accurately reflects in all material respects the outstanding Indebtedness of the Company as of the respective dates thereof. Except as set forth on Schedule 5.10(d) or the Unaudited Financial Statements, the Company does not have any material Indebtedness.

5.11 Books and Records.

(a) All Contracts, documents, and other papers or copies thereof delivered to the Purchaser Parties by or on behalf of the Company Group, including those placed in a “data room” for review by Purchaser Parties, are accurate, complete, and authentic.

(b) The Books and Records of the Company Group accurately and fairly, in all material respects, reflect the transactions and dispositions of assets of and the providing of services by each member of the Company Group. The Company Group maintains a system of internal accounting controls sufficient to provide reasonable assurance that:

(i) transactions are executed only in accordance with the respective management’s authorization;

(ii) all income and expense items are promptly and properly recorded for the relevant periods in accordance with the revenue recognition and expense policies maintained by the Company Group, as permitted by U.S. GAAP;

(iii) access to assets is permitted only in accordance with the respective management’s authorization; and

(iv) recorded assets are compared with existing assets at reasonable intervals, and appropriate action is taken with respect to any differences.

5.12 Absence of Certain Changes. Since the December 31, 2022, the Company Group has conducted the Business in the ordinary course consistent with past practices. Without limiting the generality of the foregoing, except as set forth on Schedule 5.12, since the December 31, 2022, there has not been:

(a) any Material Adverse Effect;

(b) any transaction, Contract or other instrument entered into, or commitment made, by the Company Group relating to the Business, or any of the Company Group’s assets (including the acquisition or disposition of any assets) or any relinquishment by the Company Group of any Contract or other right, in either case other than transactions and commitments in the ordinary course of business consistent or similar in all material respects with past practices and those contemplated by this Agreement;

(c) (i) any redemption of, declaration, setting aside or payment of any dividend or other distribution with respect to any capital stock or share capital or other equity interests in the Company Group; (ii) any issuance by the Company Group of shares or of shares of capital stock or other equity interests in the Company Group, or (iii) any repurchase, redemption or other acquisition, or any amendment of any term, by the Company Group of any outstanding shares or shares of capital stock or other equity interests;

(d) (i) any creation or other incurrence of any Lien other than Permitted Liens on the Company Shares or any of the Company Group’s assets, and (ii) any making of any loan, advance or capital contributions to or investment in any Person by the Company Group, in each case other than in the ordinary course of business consistent with past practice of the Company Group;

(e) any material labor dispute, other than routine individual grievances, or any material activity or proceeding by a labor union or representative thereof to organize any employees of the Company Group, which employees were not subject to a collective bargaining agreement at the December 31, 2022, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to any employees of the Company Group;

(f) any sale, transfer, lease to others or other disposition of any of its material assets by the Company Group except for (i) Inventory, licenses or services sold in the ordinary course of business consistent with past practices or (ii) immaterial amounts of other Tangible Personal Property;

(g) (i) any amendment to or termination of any Material Contract, (ii) any amendment to any material license or material permit from any Authority held by the Company Group, (iii) any receipt of any notice of termination of any of the items referenced in (i) and (ii); and (iv) a material default by the Company Group under any Material Contract, or any material license or material permit from any Authority held by the Company Group, other than in the cases of each of clauses (i) through (iv), as provided for in this Agreement or the transactions contemplated hereunder or as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect;

(h) other than in the ordinary course of business, any capital expenditure by the Company Group in excess in any fiscal month of $100,000 per one transaction or entering into any lease of capital equipment or property under which the annual lease charges exceed $100,000 in the aggregate by the Company Group;

(i) any institution of litigation, settlement or agreement to settle any litigation, action, proceeding or investigation before any court or governmental body relating to the Company Group or its property or suffering of any actual litigation, action, proceeding or investigation before any court or governmental body relating to the Company Group or its property, other than as would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect;

(j) any loan of any monies to any Person or guarantee of any obligations of any Person by the Company Group, in excess of $100,000, other than accounts payable and accrued Liabilities in the ordinary course of business consistent with past practice or any loan among Company Group, or any loan approved in accordance with the applicable Organizational Documents;

(k) except as required by U.S. GAAP, any change in the accounting methods or practices (including, any change in depreciation or amortization policies or rates) of the Company Group or any revaluation of any of the assets of the Company Group;

(l) any material amendment to the Company Group’s Organizational Documents, or any engagement by the Company Group in any merger, consolidation, reorganization, reclassification, liquidation, dissolution or similar transaction, other than as provided for in this Agreement or the transactions contemplated hereunder;

(m) any acquisition of assets (other than acquisitions of Inventory in the ordinary course of business consistent with past practice) or business of any Person, other than as would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect;

(n) any material Tax election made by the Company Group outside of the ordinary course of business consistent with past practice, or any material Tax election changed or revoked by the Company Group; any material claim, notice, audit report or assessment in respect of Taxes settled or compromised by the Company Group; any annual Tax accounting period changed by the Company Group; any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any Tax (other than an ordinary commercial agreement the principal purpose of which does not relate to Taxes) entered into by the Company Group; or any right to claim a material Tax refund surrendered by the Company Group; or

(o) any undertaking of any legally binding obligation to do any of the foregoing.

5.13 Properties; Title to the Company Group’s Assets.

(a) The items of Tangible Personal Property material to the Business have no defects, are in good operating condition and repair and function in accordance with their intended uses (ordinary wear and tear excepted) and have been properly maintained, and are suitable for their present uses and meet all specifications and warranty requirements with respect thereto. All of the Tangible Personal Property is in the Control of the Company or its employees.

(b) The Company Group has good, valid and marketable title in and to, or in the case of any applicable leases and the assets which are leased or licensed pursuant to Contracts, a valid leasehold interest or license in or a right to use, all of their assets reflected on the Unaudited Financial Statements or acquired after December 31, 2022, other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. No such asset is subject to any Liens other than Permitted Liens. Other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, the Company Group’s assets constitute all of the assets of any kind or description whatsoever, including goodwill, for the Company Group to operate the Business immediately after the Closing in the same manner as the Business is currently being conducted.

5.14 Litigation. There is no Action (or any reasonable basis therefore) pending against, threatened in writing against or affecting, the Company Group, any of its officers or directors, the Business, or any Company Shares or Company Options, or any of the Company Group’s assets or any Contract before any court, Authority or official or which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated hereby or by the Additional Agreements, other than as would not, individually or in the aggregate, have a Material Adverse Effect. There are no outstanding judgments against the Company Group that would, individually or in the aggregate, have a Material Adverse Effect on the ability of the Company to enter into and perform its obligations under this Agreement. Each member of the Company Group is not, and has not been in the past two (2) years, subject to any proceeding with any Authority, other than as would not have, individually or in the aggregate, a Material Adverse Effect.

5.15 Contracts.

(a) Schedule 5.15(a) lists all Contracts (collectively, the “Material Contracts”) to which the Company Group is a party and which are currently in effect and constitute the following (excluding any Contracts, the breach of which would not, individually or in the aggregate, have a Material Adverse Effect):

(i) all Contracts that require annual payments or expenses by, or annual payments or income to, the Company Group of $100,000 or more (other than standard purchase and sale orders entered into in the ordinary course of business consistent with past practice);

(ii) all sales, advertising, agency, lobbying, broker, sales promotion, market research, marketing or similar contracts and agreements, in each case requiring the payment of any commissions by the Company Group in excess of $100,000 annually;

(iii) all employment Contracts, employee leasing Contracts, and consultant and sales representatives Contracts with any current or former officer, director, employee or consultant of the Company Group or other Person, under which the Company Group (A) has continuing obligations for payment of annual compensation of at least $100,000 (other than oral arrangements for at-will employment), (B) has material severance or post termination obligations to such Person (other than COBRA obligations in excess of $100,000, or (C) has an obligation to make a payment in excess of $100,000 upon consummation of the transactions contemplated hereby or as a result of a change of Control of the Company Group;

(iv) all Contracts creating a joint venture or strategic alliance, and all limited liability company and partnership agreements to which the Company Group is a party;

(v) all Contracts relating to any material acquisitions or dispositions of assets by the Company Group in excess of $100,000;

(vi) all Contracts which restrict in any material respect or contain any material limitations on the ability of the Company Group to compete in any line of business or in any geographic territory, in each case excluding customary confidentiality agreements (or clauses) or non-solicitation agreements (or clauses);

(vii) all Contracts relating to patents, trademarks, service marks, trade names, brands, copyrights, Software, IT Systems, trade secrets, license and other Intellectual Property Rights of the Company Group, other than (i) “shrink wrap”, off-the-shelf licenses, and (ii) non-exclusive licenses granted in the ordinary course of Business with an annual value of less than $100,000;

(viii) all Contracts providing for material guarantees, indemnification arrangements, non-assertion and other hold harmless arrangements made or provided by the Company Group, including all ongoing agreements for repair, warranty, maintenance, service, indemnification or similar obligations;

(ix) the Lease, and, other than the ordinary course of business, all Contracts relating to property or assets (whether real or personal, tangible or intangible) in which the Company Group holds a leasehold interest and which involve payments to the lessor thereunder in excess of $100,000 annually;

(x) all Contracts relating to outstanding Indebtedness, including financial instruments of indenture or security instruments (typically interest-bearing) such as notes, mortgages, loans and lines of credit, except any such Contract with an aggregate outstanding principal amount not exceeding $100,000;

(xi) any Contract that can be terminated, or the provisions of which are altered so that the purpose of the Contract cannot be achieved, as a result of the consummation of the transactions contemplated by this Agreement or any of the Additional Agreements to which the Company Group is a party; and

(xii) any Contract for which any of the benefits, compensation or payments (or the vesting thereof) with respect to a director, officer, employee or consultant of a member of Company Group will be increased or accelerated by the consummation of the transactions contemplated hereby or the amount or value thereof will be calculated on the basis of any of the transactions contemplated by this Agreement.

(xiii) any Contract not made in the ordinary course of business and not disclosed pursuant to any other clause under this Section 5.15(a), the termination of which is expected to have a Material Adverse Effect on the Company Group’s operations or financial performance.

(b) Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, (i) each Material Contract is a valid and binding agreement, and is in full force and effect, and neither the Company Group nor, to the Company Group’s knowledge, any other party thereto, is in breach or default (whether with or without the passage of time or the giving of notice or both) under the terms of any such Material Contract, and (ii) the Company Group has not assigned, delegated, or otherwise transferred any of its rights or obligations with respect to any Material Contracts, or granted any power of attorney with respect thereto or to any of the Company Group’s assets. The Company Group previously provided to the Purchaser Parties true and correct fully executed copies of each written Material Contract.

(c) Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, or as set forth on Schedule 5.15(c), none of the execution, delivery or performance by the Company Group of this Agreement or Additional Agreements to which the Company Group is a party or the consummation by the Company Group of the transactions contemplated hereby or thereby constitutes a default under or gives rise to any right of termination, cancellation or acceleration of any obligation of the Company or to a loss of any material benefit to which the Company Group is entitled under any provision of any Material Contract.

5.16 Licenses and Permits. Other than as would not, individually or in the aggregate, have a Material Adverse Effect, the Company Group has all licenses, franchises, permits, Orders, approvals or other similar authorizations necessary to operate the Business (collectively, “Permits”). Schedule 5.16 correctly lists each Permit affecting, or relating in any way to, the Business, together with the name of the Authority issuing the same. Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or set forth on Schedule 5.16, all Permits identified on Schedule 5.16 are valid and in full force and effect, and none of such listed Permits will, assuming the related third party consent has been obtained or waived prior to the Closing Date, be terminated or impaired or become terminable as a result of the transactions contemplated hereby.

5.17 Compliance with Laws. Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company Group is not in violation of, has not violated, and is neither, to the Company Group’s knowledge, under investigation with respect to nor has been threatened to be charged with or given notice of any violation or alleged violation of, any Law, or judgment, Order or decree entered by any court, arbitrator or Authority, domestic or foreign, nor is there any basis for any such charge, and within the last 36 months the Company Group has not received any subpoenas by any Authority.

5.18 Intellectual Property and IT Security.

(a) Schedule 5.18(a)  sets forth a true, accurate and complete list of (i) all Owned Intellectual Property for which applications have been filed or registrations have been obtained, whether in the United States or internationally (“Registered Intellectual Property”), (ii) all material unregistered Marks constituting Owned Intellectual Property and (iii) all Company Software. Each item of Registered Intellectual Property is subsisting and has not been abandoned, canceled or otherwise terminated, and is valid and enforceable. All necessary registration, maintenance, renewal and other relevant filing fees due through the date hereof have been timely paid and all necessary documents and certificates in connection therewith have been timely filed with the relevant authorities in the United States or foreign jurisdictions, as the case may be, for the purpose of maintaining any material Registered Intellectual Property in full force and effect.

(b) The Company or one of its Subsidiaries (i) possesses and solely and exclusively owns all right, title and interest in and to all Registered Intellectual Property and other Owned Intellectual Property, and (ii) has a valid right or license to use all other Intellectual Property Rights and IT Systems used in or necessary for the conduct and operation of the Business as presently conducted and contemplated to be conducted following the Closing Date, in each case, free and clear of any Liens (other than Permitted Liens) or any restrictive Orders, and none of the foregoing will be adversely impacted by (nor will require the payment or grant of additional amounts or consideration as a result of) the execution, delivery, or performance of this Agreement or the consummation of the transactions contemplated by this Agreement.

(c) The Registered Intellectual Property, the other Owned Intellectual Property and the Intellectual Property Rights licensed pursuant to the Material Contracts disclosed on Schedule 5.15 (when used within the scope of the applicable license), constitute all of the material Intellectual Property necessary for the Company and its Subsidiaries to conduct and operate their respective Business as presently conducted and contemplated to be conducted following the Closing.

(d) (i) Neither the Company nor its Subsidiaries (nor any of their products or services) nor the conduct or operation of the Business is infringing, diluting, misappropriating or otherwise violating any Intellectual Property rights of any Person, and have not, at any time in the past six (6) years, infringed, misappropriated, diluted or otherwise violated any Intellectual Property rights of any Person, (ii) to the knowledge of the Company, no Person is infringing, misappropriating, diluting or otherwise violating, or has, at any time in the past six (6) years, infringed, misappropriated, diluted or otherwise violated any of the Owned Intellectual Property and (iii) neither the Company nor its Subsidiaries have received from any Person any claims (including offers to license or audit demands) within the past six (6) years (and there are no Actions pending or threatened) either (A) alleging that the Company or any of its Subsidiaries has infringed, diluted, misappropriated or otherwise violated any Intellectual Property rights of any Person or (B) contesting the ownership, use, validity or enforceability of any Owned Intellectual Property or the Company’s and its Subsidiaries’ right to use or otherwise exploit any Owned Intellectual Property.

(e) The Company and its Subsidiaries have taken all commercially reasonable efforts consistent with the best practices in the industry in which the Company and its Subsidiaries operate to protect the confidentiality of all Trade Secrets in possession of the Company or its Subsidiaries from unauthorized disclosure and use. The Company and its Subsidiaries have executed valid, written agreements with all past and present employees, directors, officers, consultants, contractors, agents and other Persons privy to any Trade Secrets of the Company or any its Subsidiaries pursuant to which such Persons have agreed to hold all such information of the Company and its Subsidiaries in confidence both during and after their engagement or employment. No Trade Secrets have been authorized to be disclosed nor, to the knowledge of the Company, has there been any unauthorized access to or disclosure of any Trade Secrets to any third Person other than pursuant to a valid, written non-disclosure agreement sufficiently restricting the disclosure and use thereof. All employees, directors, officers, consultants, contractors, agents and other Persons who have contributed to or participated in the creation, conception or development of any Intellectual Property for or on behalf of the Company or any of its Subsidiaries have entered into a valid and enforceable written Contract, as part of such Person’s employment, consultancy or engagement to presently and validly assign all right, title, and interest in or to such Intellectual Property to the Company or a Subsidiary to the extent that such right, title, and interest did not vest in the Company or one of its Subsidiaries by operation of applicable Law. No former and current employees, directors, officers, consultants, contractors, agents and other Persons who have contributed to or participated in the conception or development of any Intellectual Property for or on behalf of the Company or any of its Subsidiaries owns or has any right, claim, interest or option, including the right to further remuneration or consideration, with respect to any Owned Intellectual Property. No Owned Intellectual Property was developed with funding from, or using the facilities or resources of, any Authority or university, college or other educational institution.

(f) None of the Company Software (including the source code therein) is subject to any Copyleft Terms. All use and distribution of Company Software by or through the Company or any of its Subsidiaries is in full compliance with all licenses applicable thereto, including all copyright notice and attribution requirements. No third Person other than the Company or its Subsidiaries possesses or has an actual or contingent right to access or possess (including pursuant to escrow) a copy in any form of any source code for any material Company Software and all such source code is in their sole possession and has been maintained as strictly confidential. Neither the execution, delivery or performance of this Agreement, nor any other Additional Agreement to which the Company or a Subsidiary is a party, nor the consummation of the transactions contemplated by this Agreement will result in the disclosure to a third Person of any source code included in the Company Software. Neither the Company nor any of its Subsidiaries owns or uses any AI/ML that is material to the conduct or operation of the Business.

(g) The Company and its Subsidiaries take, and have taken, commercially reasonable actions and measures consistent with industry standards to protect and maintain the security and integrity of the Company IT Systems and Company Software (and all data stored therein or transmitted thereby).

(h) The Company IT Systems and Company Software (including any and all data stored therein and transmitted thereby) are (i) adequate, sufficient, and satisfactory for the operation of the Business, (ii) have been maintained in accordance with standards set by the manufacturers or otherwise in accordance with prudent industry standards and (iii) operate and perform in accordance with their documentation and functional specifications and as necessary to conduct the Business as currently conducted and contemplated to be conducted following the Closing. The Company and its Subsidiaries have back-up and disaster recovery arrangements designed to enable the continued operation of their businesses in the event of a failure of their material Company IT Systems that are, in the reasonable determination of the Company and its Subsidiaries, consistent with commercially reasonable practice in all material respects. Neither the Company IT Systems nor any Company Software contains any material Software defect or any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” spyware, keylogger Software, or other vulnerability, faults or any other malicious code or damaging devices designed or reasonably expected to adversely impact the functionality of or permit unauthorized access or to disable or otherwise harm any Company IT Systems or Company Software.

(i) The Company and its Subsidiaries have implemented and maintained commercially reasonable privacy policies regarding the handling and security of Personal Information in connection with the operation of its business (the “Privacy Policies”). The Company and its Subsidiaries are and since January 1, 2020 have been, in material compliance with (i) the Privacy Laws, (ii) applicable Privacy Policies, and (iii) the Company’s contractual obligations with respect to Personal Information and data security (collectively, “Data Protection Requirements”). The Company and its Subsidiaries have implemented and maintained commercially reasonable security regarding the confidentiality, integrity and availability of Company IT Systems, Personal Information, Trade Secrets and any other sensitive or proprietary information in their possession or under their custody or Control. To the Knowledge of the Company, any third party who has provided Personal Information to the Company and its Subsidiaries has done so in compliance in all material respects with applicable Privacy Laws. There have been no material data breaches or security incidents impacting the confidentiality, integrity and availability of the IT Systems or the data thereon (including Personal Information, Trade Secrets, or sensitive or proprietary information in the possession or Control of, or collected, used or processed by or on behalf of the Company or its Subsidiaries). The Company and its Subsidiaries have not received written notice of any claims, investigations, or alleged violations of any Data Protection Requirement or security incidents, nor have they notified in writing, or been required by any Data Protection Requirement to notify in writing, any person or entity under any Data Protection Requirement. To the knowledge of the Company, neither the Company nor its Subsidiaries have experienced any information security incident that has compromised the integrity or availability of the Company IT Systems owned, operated or outsourced by the Company and its Subsidiaries, and there has been no loss, damage or unauthorized access, disclosure, use or breach of security of any information in the possession, custody or Control, or otherwise held or processed on its behalf of the Company and its Subsidiaries.

5.19 Healthcare Law.

(a) The Company Group is, and has been since December 31, 2020, in compliance in all material respects with all applicable Healthcare Laws, defined to include FDA Laws. The Company Group has not received notification of any pending Action from the FDA, Department of Justice, or any other similar Authority alleging that any operation or activity of the Company is in material violation of any applicable Healthcare Law.

(b) The Company Group possesses all Company Registrations required to conduct the Business of the Company and each Company Registration is valid and in full force and effect. Neither the FDA nor any comparable Authority is considering limiting, suspending, or revoking any such Company Registration or changing the marketing classification or labeling of the products of the Company Group. The Company Group is in compliance in all material respects with, and has fulfilled and performed in all material respects its obligations under, each such Company Registration, and no event has occurred or condition or state of facts exists that would constitute a material breach or default, or would cause revocation or termination, of any such Company Registration.

(c) All products developed, tested, investigated, manufactured, processed, labeled, packaged, stored, distributed, sold, marketed, promoted, imported, or exported by or on behalf of the Company have been and are being developed, tested, investigated, manufactured, processed, labeled, packaged, stored, distributed, sold, marketed, promoted, imported, or exported in material compliance with all applicable FDA Laws, and guidance, including but not limited to 21 CFR Parts 803, 806, 807 and 820 except as set forth in Schedule 5.19(c). To the knowledge of the Company Group, any Person that is a manufacturer or contractor for the Company is in compliance in all material respects with all applicable Healthcare Laws insofar as they pertain to the manufacture of completed products for the Company Group.

(d) Neither the Company Group nor, to the Company Group’s knowledge, any of its respective contract manufacturers has received any FDA Form 483, warning letter, notice of violation, or “untitled letter,” notice of FDA action for import detention or refusal; or other similar correspondence or written notice from the FDA or any other Authority alleging or asserting material noncompliance with any applicable Healthcare Laws or Permits issued to the Company by the FDA or any other similar Authority. The Company Group is not subject to any obligation arising under an administrative, enforcement, or regulatory action, FDA inspection, FDA warning letter, FDA notice of violation letter, or other notice, response, commitment made to or with the FDA or any similar Authority. There is no act, omission, event or circumstances that would reasonably be expected to give rise to any administrative, regulatory, or enforcement action by FDA or a comparable Authority concerning noncompliance with any FDA Laws.

(e) No product distributed or sold by or on behalf of the Company Group has been seized, detained, withdrawn, voluntarily or involuntarily recalled, or subject to a suspension of manufacturing within the past three (3) years, and, to the Company Group’s knowledge, there are no facts or circumstances reasonably likely to cause (i) a withdrawal, recall, field correction, field notification, safety alert, seizure, denial, detention, termination, or suspension of the manufacturing, promotion or distribution (for commercial, investigational, or any other use) of any such product or (ii) a change in the labeling of any such product requested or required by FDA or a similar Authority.

(f) All preclinical and clinical investigations conducted or sponsored by the Company Group are being conducted in compliance in all material respects with all applicable Healthcare Laws administered or issued by the applicable Authority, applicable research protocols, institutional review board or other ethics committee requirements, and federal and state laws, rules, and regulations relating to patient privacy requirements or restricting the use and disclosure of individually identifiable health information. Such Laws include but are not necessarily limited to, as applicable, (i) the FDA regulations for conducting non-clinical laboratory studies contained in Title 21 part 58 of the Code of Federal Regulations, (ii) applicable FDA standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials contained in Title 21 parts 50, 54, 56, 312 and 812 of the Code of Federal Regulations and (iii) applicable federal, state and foreign Healthcare Laws restricting the use and disclosure of individually identifiable health information, including HIPAA. No clinical trial sponsored or conducted by or on behalf of the Company has been terminated, suspended, or placed on clinical hold prior to completion by the FDA, any other applicable Authority, or any institutional review board or other ethics committee that has or has had jurisdiction over a clinical trial conducted or sponsored by or on behalf of the Company. The Company has not received any written notice, correspondence or other communication from the FDA or any other applicable Authority or from any institutional review board or applicable ethics committee requiring, requesting, initiating, or threatening to initiate the termination, suspension or material modification of any ongoing or planned clinical trials conducted by, or on behalf of, the Company.

(g) All reports, documents, claims, permits and notices required to be filed, maintained or furnished to the FDA or any other Authority by the Company Group have been so filed, maintained or furnished, except as set forth on Schedule 5.19(g). To the knowledge of the Company Group, all such reports, documents, claims, permits and notices were complete and accurate on the date filed (or were corrected in or supplemented by a subsequent filing). Neither the Company Group nor, to the knowledge of the Company Group, any officer, employee or agent of the Company Group has (i) made an untrue statement of a material fact or any fraudulent statement to the FDA or any other Authority, (ii) failed to disclose a material fact required to be disclosed to the FDA or any other Authority or (iii) committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a reasonable basis for the FDA or any other Authority to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy. Neither the Company Group nor, to the knowledge of the Company Group, any officer, employee or agent of the Company Group has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. §335a(a) or any similar Healthcare Law or authorized by 21 U.S.C. §335a(b) or any similar Healthcare Law. Neither the Company Group nor, to the knowledge of the Company Group, any officer, employee or agent of Company Group has been convicted of any crime or engaged in any conduct for which such person could be excluded from participating in the federal health care programs under Section 1128 of the Social Security Act of 1935 or any Healthcare Law. No Actions that would reasonably be expected to result in material debarment or exclusion are pending or, to the Company Group’s knowledge, threatened in writing against the Company Group or, to Company Group’s knowledge, any of its officers, employees, contractors, suppliers (in their capacities as such) or other entities or individuals performing research or work on behalf of the Company Group. The Company Group is not party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement Orders, or similar agreements with or imposed by any Authority.

(h) No data generated by the Company Group with respect to its products is the subject of any written regulatory Action, either pending or, to the Company Group’s knowledge, threatened, by any Authority relating to the truthfulness or scientific integrity of such data.

(i) No manufacturing site owned by the Company Group or, to the Company Group’s knowledge, any of their respective contract manufacturers, is or has been subject to a shutdown or import or export prohibition imposed by FDA or another Authority. To the Company Group’s knowledge, there are no facts or circumstances reasonably likely to cause such an occurrence.

5.20  Customers and Suppliers.

(a) A list of the top ten (10) customers (by revenue) of the Company Group for the fiscal years ended December 31, 2021 and 2022 (collectively, the “Material Customers”), and the aggregate amount of consideration paid to Company Group by each Material Customer during each such period, has been provided to the Purchaser Parties. Except as set forth in Schedule 5.20(a), no such Material Customer has expressed to the Company Group in writing, and the Company Group has no knowledge of, any Material Customer’s intention to cancel or otherwise terminate, or materially reduce or adversely modify, its relationship with Company Group or of a material breach of the terms of any contract with such Material Customer.

(b) Lists of the top ten (10) vendors to and/or suppliers of (by spend) the Company Group for the fiscal years ended December 31, 2021 and 2022 (collectively, the “Material Suppliers”), and the amount of consideration paid to each Material Supplier by the Company Group during each such period, has been provided to the Purchaser Parties. Except as set forth in Schedule 5.20(b), no Material Supplier is the source of more than five percent (5%) of the goods or services supplied by such Material Supplier, measured by cost of goods sold in each of the unaudited consolidated financial statements of the Company Group for the fiscal years ended December 31, 2021 and December 31, 2022.

5.21  Employees.

(a) Schedule 5.21(a) sets forth a true, correct and complete list of each of the Key Personnel (as defined below) of the Company Group as of July 31, 2023, setting forth the name, title, and start date for each such person.

(b) Except as set forth on Schedule 5.21(b), the Company Group is not a party to or subject to any employment contract, consulting agreement, collective bargaining agreement, confidentiality agreement restricting the activities of the Company Group, non-competition agreement restricting the activities of the Company Group, or any similar agreement, and there has been no activity or proceeding by a labor union or representative thereof to organize any employees of the Company Group.

(c) There are no pending or, to the knowledge of the Company Group, threatened claims or proceedings against the Company Group under any worker’s compensation policy or long-term disability policy.

5.22  Employment Matters.

(a) (i) The Company Group is not a party to or bound by any labor agreement, collective bargaining agreement, or any other labor-related agreements or arrangements with any labor union, labor organization or works council and no such agreements or arrangements are currently being negotiated by the Company Group, (ii) no labor union or organization, works council or group of employees of the Company Group has made a pending written demand for recognition or certification and (iii) there are no representation or certification proceedings or petitions seeking a representation proceeding pending or, to the knowledge of the Company Group, threatened in writing to be brought or filed with the National Labor Relations Board or any other applicable labor relations Authority.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company Group (i) is, and since December 31, 2018, has been, in compliance with all applicable Laws regarding employment and employment practices, including, without limitation, all laws respecting terms and conditions of employment, health and safety, employee classification, non-discrimination, wages and hours, immigration, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, pay equity, overtime pay, employee leave issues, the proper classification of employees and independent contractors, the proper classification of exempt and non-exempt employees, and unemployment insurance, (ii) has not been adjudged to have committed any unfair labor practice as defined by the National Labor Relations Board or received written notice of any unfair labor practice complaint against it pending before the National Labor Relations Board that remains unresolved and (iii) since December 31, 2018, has not experienced any actual or, to the knowledge of the Company Group, threatened arbitrations, grievances, labor disputes, strikes, lockouts, picketing, hand-billing, slowdowns or work stoppages against or affecting the Company Group.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company Group is not delinquent in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid.

(d) To the knowledge of the Company Group, no employee of the Company Group at the level of senior vice president or above is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, non-competition agreement, restrictive covenant or other obligation: (i) to the Company Group or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by the Company Group or (B) to the knowledge or use of Trade Secrets or proprietary information.

(e) To the knowledge of the Company Group, all employees of the Company Group are legally permitted to be employed by the Company Group in the jurisdiction in which such employees are employed in their current job capacities.

(f) The Company Group has not incurred any material liability or obligation under the Worker Adjustment and Retraining Notification Act of 1988 or any similar state, local or foreign Law that remains unsatisfied.

5.23  Real Property.

(a) The Company Group does not own any Real Property.

(b) With respect to each Lease: (i) each Lease is valid, binding and in full force and effect; (ii) all rents and additional rents and other sums, expenses and charges due thereunder have been paid; (iii) the lessee has been in peaceable possession since the commencement of the original term thereof; (iv) no waiver, indulgence or postponement of the lessee’s obligations thereunder has been granted by the lessor; (v) there exists no default or event of default thereunder by the Company Group; and (vi) there are no outstanding claims of breach or indemnification or notice of default or termination thereunder, in cases of each of clauses (i) through (vi), other than as would not, individually or in the aggregate, have a Material Adverse Effect. The Company Group holds the leasehold estate on each Lease free and clear of all Liens, except for Permitted Liens and the Liens of mortgagees of the Real Property in which such leasehold estate is located. The Real Property leased by the Company Group is in a state of maintenance and repair in all material respects adequate and suitable for the purposes for which it is presently being used, and there are no material repair or restoration works required in connection with any of the leased Real Properties other than as would not, individually or in the aggregate, have a Material Adverse Effect.

5.24  Accounts. Schedule 5.24 sets forth a true, complete and correct list of the checking accounts, deposit accounts, safe deposit boxes, and brokerage, commodity and similar accounts of the Company, including the account number and name, the name of each depositary or financial institution and the address where such account is located and the authorized signatories thereto.

5.25  Tax Matters.

(a) Except in each case as to matters that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company Group has duly and timely filed all Tax Returns which are required to be filed by or with respect to it, and has paid all Taxes which have become due; (ii) all such Tax Returns are true, correct and complete and accurate and disclose all Taxes required to be paid; (iii) there is no Action, pending or proposed in writing or, to the knowledge of the Company Group, threatened, with respect to Taxes of the Company Group or for which a Lien may be imposed upon any of the Company Group’s assets; (iv) no statute of limitations in respect of the assessment or collection of any Taxes of the Company Group for which a Lien may be imposed on any of the Company Group’s assets has been waived or extended, which waiver or extension is in effect, except for automatic extensions of time to file Tax Returns obtained in the ordinary course of business; (v) to the knowledge of the Company Group, the Company Group has complied with all applicable Laws relating to the reporting, payment, collection and withholding of Taxes and has duly and timely withheld or collected, paid over to the applicable Taxing Authority and reported all Taxes (including income, social, security and other payroll Taxes) required to be withheld or collected by the Company Group; (vi) to the knowledge of the Company Group, no stock transfer Tax, sales Tax, use Tax, real estate transfer Tax or other similar Tax will be imposed on the transfer of the securities to Purchaser pursuant to this Agreement or otherwise with respect to or as a result of any transaction contemplated by this Agreement; (vii) there is no Lien (other than Permitted Liens) for Taxes upon any of the assets of the Company Group; (viii) there is no outstanding request for a ruling from any Taxing Authority, request for a consent by a Taxing Authority for a change in a method of accounting, subpoena or request for information by any Taxing Authority, or closing agreement with any Taxing Authority (within the meaning of Section 7121 of the Code or any analogous provision of the applicable Law), with respect to the Company Group; (ix) no written claim has been made by a Taxing Authority in a jurisdiction where the Company Group has not paid any tax or filed Tax Returns, asserting that the Company Group is or may be subject to Tax in such jurisdiction; (x) the Company Group is not, and has ever been, a party to any Tax sharing or Tax allocation Contract, other than (A) any customary commercial contract the principal subject of which is not Taxes or (B) a Contract among only the Company Group Members; and (xi) the Company Group is not currently and has never been included in any consolidated, combined or unitary Tax Return other than a Tax Return that includes only the Company Group.

(b) The unpaid Taxes of the Company Group for the current fiscal year (i) did not, as of the December 31, 2022, exceed the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Financial Statements and (ii) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company Group in filing its Tax Returns.

(c) To the knowledge of the Company, there are no current facts or circumstances that could reasonably be expected to prevent the Reincorporation Surviving Corporation from being treated as a U.S. tax resident corporation by reason of Section 7874(b) of the Code immediately after the Closing. Neither the Company nor any Company Subsidiary has taken any action, or has any current plan, intention or obligation to take any action, that could reasonably be expected to prevent the Reincorporation Surviving Corporation from being treated as a U.S. tax resident corporation by reason of Section 7874(b) of the Code immediately after the Closing.

(d) To the knowledge of the Company, at the Closing and immediately following the Closing, the authorized and outstanding share capital of Purchaser will solely consist of (i) Purchaser Ordinary Shares that were issued pursuant to the Reincorporation Merger to the holders of Parent Ordinary Shares immediately prior to the Reincorporation Effective Time (including Parent Class B Ordinary shares that automatically converted into Parent Ordinary Shares), (ii) Purchaser Ordinary Shares issued pursuant to the Acquisition Merger to the holders of Company Shares immediately prior to the Effective Time, (iii) Purchaser Warrants, and (iv) Purchaser Securities issued pursuant to the Transaction Financing.

5.26  Finders’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by any Company Group Member for which such Company Group Member has any obligation.

5.27 Powers of Attorney and Suretyships. The Company Group does not have any general or special powers of attorney outstanding (whether as grantor or grantee thereof) outside the Company Group or any obligation or liability (whether actual, accrued, accruing, contingent, or otherwise) as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of the obligation of any Person outside the Company Group or other than as reflected in the Financial Statements.

5.28  Directors and Officers. Schedule 5.28 sets forth a true, correct and complete list of all directors and officers of the Company.

5.29  Certain Business Practices. Neither the Company Group, nor to the knowledge of the Company Group, any director, officer, agent or employee of the Company Group (in their capacities as such) has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977 or (iii) made any other unlawful payment. Neither the Company Group, nor to the knowledge of the Company Group, any director, officer, agent or employee of the Company Group (nor any Person acting on behalf of any of the foregoing, but solely in his or her capacity as a director, officer, employee or agent of the Company Group) has, since September 2015, directly or indirectly, given or agreed to give any gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Company Group or assist the Company Group in connection with any actual or proposed transaction, in each case, which, if not given could reasonably be expected to have had a Material Adverse Effect on the Company Group, or which, if not continued in the future, could reasonably be expected to adversely affect the business or prospects of the Company Group or could reasonably be expected to subject the Company Group to suit or penalty in any private or governmental litigation or proceeding.

5.30 Money Laundering Laws. The operations of the Company Group are and have been conducted at all times in compliance with applicable laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Authority (collectively, the “Money Laundering Laws”), and no Action involving the Company Group with respect to the Money Laundering Laws is pending or, to the knowledge of the Company Group, threatened.

5.31 Insurance. Schedule 5.31 contains a list of all material policies or programs of insurance or self-insurance of property, fire and casualty, product liability, workers’ compensation and other forms of insurance held by, or for the benefit of, the Company as of the Signing Date. True, correct and complete copies or comprehensive summaries of such insurance policies have been made available to the Purchaser Parties. With respect to each such insurance policy required to be listed on Schedule 5.31, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) all premiums due have been paid (other than retroactive or retrospective premium adjustments and adjustments in the respect of self-funded general liability and automobile liability fronting programs, self-funded health programs and self-funded general liability and automobile liability front programs, self-funded health programs and self-funded workers’ compensation programs that are not yet, but may be, required to be paid with respect to any period end prior to the Closing Date), (ii) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect, (iii) the Company is not in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Company’s knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, under the policy, and to the knowledge of the Company, no such action has been threatened and (iv) as of the date hereof, no written notice of cancellation, non-renewal, disallowance or reduction in coverage or claim or termination has been received other than in connection with ordinary renewal.

5.32  Affiliate Agreements. Except as set forth on Schedule 5.32 and except for, in the case of any employee, officer or director, any employment or indemnification Contract or Contract with respect to the issuance of equity in the Company, the Company is not a party to any transaction, agreement, arrangement or understanding with any (i) present or former executive officer or director of any of the Company, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of the Company or (iii) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 under the Exchange Act) of any of the foregoing (each of the foregoing, a “Company Affiliate Agreement”); and, to the knowledge of the Company, each Company Affiliate Agreement is an arms-length transaction with fair market price, duly approved in accordance with the Organizational Documents of the Company. None of the persons listed in clauses (i) through (iii) owns or has any rights to any material assets, properties of rights used by the Company Group in the Business.

5.33 Registration Statement. None of the information relating to the Company Group supplied by the Company Group, or by any other Person acting on behalf of the Company Group, specifically for inclusion or incorporation by reference in the Registration Statement will, as of the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Registration Statement that were not supplied by or on behalf of the Company for use therein.

5.34 No Additional Representations and Warranties. Except as otherwise expressly provided in this Article V (as modified by the Company Disclosure Schedules), the Company Group expressly disclaims any representations or warranties of any kind or nature, express or implied, including as to the condition, value or quality of the Company Group or the Company Group’s assets, and the Company Group specifically disclaims any representation or warranty with respect to merchantability, usage, suitability or fitness for any particular purpose with respect to the Company Group’s assets, or as to the workmanship thereof, or the absence of any defects therein, whether latent or patent, it being understood that such subject assets are being acquired “as is, where is” on the Closing Date, and in their present condition, and the Purchaser Parties shall rely on their own examination and investigation thereof. None of the Company Group’s Affiliates or any of their respective directors, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to the Purchaser Parties or any of their Affiliates, and no such party shall be liable in respect of the accuracy or completeness of any information provided thereto.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF PURCHASER PARTIES

The Purchaser Parties hereby, jointly and severally, represent and warrant to the Company Group that, except as disclosed in the Parent SEC Documents (excluding (i) any disclosures in such Purchaser SEC Reports under the headings “Risk Factors”, “Cautionary Note Regarding Forward-Looking Statements” or “Qualitative and Quantitative Disclosures about Market Risk” and other disclosures that are predictive, cautionary, or forward looking in nature and (ii) any exhibits or other documents appended thereto) and any disclosure in a particular schedule (as may be updated pursuant to Section 7.3, the “Parent Disclosure Schedule”), each of the following representations and warranties is true, correct and complete as of the Signing Date and as of the Closing Date (or, if such representations and warranties are made with respect to a certain date, as of such date). Any disclosure in the Parent Disclosure Schedule shall be deemed to be an exception to the representations and warranties contained in the corresponding section of this Article VI only; provided that where it is apparent on the face of a disclosure in a particular schedule that such disclosure is relevant to the representations and warranties contained other sections of this Article VI, such disclosure shall also be deemed to be a disclosure in such other sections. For the avoidance of doubt, unless the context otherwise requires, the below representations and warranties relate to the Parent on a consolidated basis with its Subsidiaries.

6.1  Corporate Existence and Power. Each of Parent and Purchaser is an exempted company duly incorporated, validly existing and in good standing under the Cayman Law. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each of the Purchaser Parties has all power and authority, corporate and otherwise, and all governmental licenses, franchises, Permits, authorizations, consents and approvals required to own and operate its properties and assets and to carry on its business as presently conducted and as proposed to be conducted, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have or reasonably be expected to have, a Material Adverse Effect on the Purchaser Parties.

6.2  Corporate Authorization. The execution, delivery and performance by the Purchaser Parties of this Agreement and the Additional Agreements (to which it is a party) and the consummation by the Purchaser Parties of the transactions contemplated hereby and thereby are within the corporate powers of the Purchaser Parties and have been duly authorized by all necessary corporate action on the part of Purchaser Parties to the extent required by their respective Organizational Documents, applicable Laws or any Contract to which it is a party or by which its securities are bound other than the Required Parent Shareholder Approval (as defined in Section 10.1(f)). This Agreement has been duly executed and delivered by the Purchaser Parties and it constitutes, and upon their execution and delivery, the Additional Agreements (to which it is a party) will constitute, a valid and legally binding agreement of the Purchaser Parties, enforceable against them in accordance with their representative terms, in all cases assuming due execution by the other parties thereto.

6.3  Governmental Authorization. Other than as required under applicable Laws, neither the execution, delivery nor performance by the Purchaser Parties of this Agreement or any Additional Agreements requires any consent, approval, license or other action by or in respect of, or registration, declaration or filing with any Authority (each of the foregoing, a “Purchaser Governmental Approval”, and together with the “Company Governmental Approval”, the “Governmental Approvals”).

6.4  Non-Contravention. The execution, delivery and performance by the Purchaser Parties of this Agreement or any Additional Agreements do not and will not contravene or conflict with the organizational or constitutive documents of Purchaser, or contravene or conflict with or constitute a violation of any provision of any Law, judgment, injunction, Order, writ, or decree binding upon the Purchaser Parties, except for any contravention or conflicts that would not reasonably be expected to have a Material Adverse Effect on the Purchaser Parties.

6.5  Finders’ Fees. Except for fees described on Schedule 6.5 (including the amounts owed with respect thereto), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission (including any deferred underwriting commission) in connection with the transactions contemplated by this Agreement, based upon arrangements made by any of the Purchaser Parties or any of their respective Affiliates, including the Sponsor.

6.6  Issuance of Shares. The Closing Payment Shares, when issued in accordance with this Agreement, will be duly authorized and validly issued, and will be fully paid and nonassessable.

6.7 Capitalization.

(a) The authorized share capital of Parent is US$22,100 divided into 200,000,000 Class A ordinary shares of a par value of $0.0001 each, 20,000,000 Class B ordinary shares of a par value of $0.0001 each and 1,000,000 preference shares of a par value of $0.0001 each, and the Parent may issue units of securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine. At the date of this Agreement, there are 547,147 Parent Full Units, 3,918,735 Parent New Units, 4,465,882 Parent Class A Ordinary Shares, 2,012,500 Parent Class B Ordinary Shares, 8,542,000 Parent Class 1 Warrant, 2,232,941 Parent Class 2 Warrant are issued and outstanding as of the date hereof, respectively. 10,774,941 Parent Class A Ordinary Shares are reserved for issuance with respect to the Parent Warrants. No other shares or other securities of Parent are issued, reserved for issuance or outstanding. All issued and outstanding Parent Ordinary Shares are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Cayman Law, the Parent’s Organizational Documents or any contract to which Parent is a party or by which Parent is bound. Except as set forth in the Parent’s Organizational Documents, there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any Parent Ordinary Shares or any capital equity of Parent. There are no outstanding contractual obligations of Parent to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(b) At the date of this Agreement, the authorized share capital of the Purchaser is $50,000 divided into 500,000,000 ordinary shares, par value $0.0001 per share, of which one (1) share of the Purchaser is issued and outstanding as of the date hereof. No other shares or other voting securities of Purchaser are issued, reserved for issuance or outstanding. All issued and outstanding shares of the Purchaser are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Cayman Law, the Purchaser’s Organizational Documents or any contract to which Purchaser is a party or by which Purchaser is bound. Except as set forth in the Purchaser’s Organizational Documents, there are no outstanding contractual obligations of Purchaser to repurchase, redeem or otherwise acquire any Purchaser Ordinary Shares or any capital equity of Purchaser. There are no outstanding contractual obligations of Purchaser to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(c) At Closing, the authorized share capital of the Purchaser shall be US$50,000 divided into 500,000,000 ordinary shares of par value of $0.0001 each. As of immediately prior to the Closing, there shall be 1 Purchaser Ordinary Shares (assuming no conversion of Parent Excluded Shares), and no Purchaser Warrants issued and outstanding. No other shares or other voting securities of Purchaser are issued, reserved for issuance or outstanding. All issued and outstanding Purchaser Ordinary Shares are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Cayman Law, the Purchaser’s Organizational Documents or any contract to which Purchaser is a party or by which Purchaser is bound. Except as set forth in the Purchaser’s Organizational Documents, there are no outstanding contractual obligations of Purchaser to repurchase, redeem or otherwise acquire any Purchaser Ordinary Shares or any capital equity of Purchaser. There are no outstanding contractual obligations of Purchaser to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(d) The authorized stock capital of Merger Sub is 10,000 shares of common stock, par value $0.0001 per share (the “Merger Sub Common Stock”) of which one (1) share of Merger Sub Common Stock is issued and outstanding. No other shares or other voting securities of Merger Sub are issued, reserved for issuance or outstanding. All issued and outstanding shares of Merger Sub Common Stock are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of DGCL, the Merger Sub’s Organizational Documents or any contract to which Merger Sub is a party or by which Merger Sub is bound. Except as set forth in the Merger Sub’s Organizational Documents, there are no outstanding contractual obligations of Merger Sub to repurchase, redeem or otherwise acquire any Merger Sub Common Stock or any share capital or equity of Merger Sub. There are no outstanding contractual obligations of Merger Sub to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(e) Except for securities described in the foregoing sub-sections of this Section 6.7, the Purchaser Parties have not issued any share capital, options, warrants, preemptive rights, calls, convertible or exchangeable securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of the Purchaser Parties or obligating any Purchaser Party to issue or sell any share capital or other equity or voting securities or interests in any Purchaser Party. The Purchaser Parties are not party to, or otherwise bound by, and the Purchaser Parties have not granted, any equity appreciation rights, participations, phantom equity or similar rights.

6.8  Information Supplied. None of the information supplied or to be supplied by any Purchaser Party expressly for inclusion or incorporation by reference in the filings with the SEC and mailings to Parent’s stockholders with respect to the solicitation of proxies to approve the transactions contemplated hereby will, at the date of filing and/ or mailing, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by Parent or that is included in the Parent SEC Documents).

6.9 Trust Account.

(a) Set forth on Schedule 6.9(a) is a true and accurate record, as of the date identified thereon, of the balance invested in a trust account at U.S. Bank, National Association (the “Trust Account”), maintained by U.S. Bank Trust Company, National Association, a New York corporation, acting as trustee (the “Trustee”), pursuant to the Trust Agreement. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of the Purchaser and, to the knowledge of Parent, the Trustee, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and, to the Parent’s knowledge, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no side letters and there are no agreements, Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the Purchaser SEC Reports to be inaccurate or (ii) entitle any Person (other than any Purchaser shareholder who is a redeeming shareholder) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, Purchaser’s Organizational Documents and Purchaser’s final prospectus, Registration No. 333-263874, filed April 26, 2022. Amounts in the Trust Account are invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. The Purchaser has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. There are no Actions pending or, to the Purchaser’s knowledge, threatened with respect to the Trust Account. The Purchaser has not released any money from the Trust Account (other than interest income earned on the principal held in the Trust Account as permitted by the Trust Agreement). As of the Effective Time, the obligations of Purchaser to dissolve or liquidate pursuant to Purchaser’s Organizational Documents shall terminate, and, as of the Effective Time, Purchaser shall have no obligation whatsoever pursuant to Purchaser’s Organizational Documents to dissolve and liquidate the assets of Purchaser by reason of the consummation of the transactions contemplated hereby. Following the Effective Time, no Purchaser shareholder shall be entitled to receive any amount from the Trust Account except to the extent such Purchaser shareholder is a redeeming shareholder.

(b) As of the date hereof, assuming the accuracy of the representations and warranties of the Company herein and the compliance by the Company with its respective obligations hereunder, Purchaser has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Purchaser on the Closing Date.

6.10  Listing. As of the date hereof, the Units, New Units, and Parent Class 1 Warrants are listed on the Nasdaq, with trading symbols “AIMAU”, “AIMBU”, and “AIMAW”, respectively. Parent is in compliance in all material respects with the rules of the Nasdaq and there is no action or proceeding pending or, to the knowledge of Purchaser, threatened against Purchaser by Nasdaq, the Financial Industry Regulatory Authority or the SEC with respect to any intention by such entity to deregister the Parent Units and Parent Ordinary Shares or terminate the listing of such on Nasdaq. None of the Purchaser Parties or their Affiliates have taken any action in an attempt to terminate the registration of the Parent Units and Parent Ordinary Shares under the Exchange Act.

6.11  Board Approval. Each of the Parent Board (including any required committee or subgroup of such boards), the sole director of the Purchaser and the sole director of the Merger Sub have, as of the date of this Agreement, (i) declared the advisability of the transactions contemplated by this Agreement, (ii) determined that the transactions contemplated hereby are in the best interests of the stockholders or shareholders of the Purchaser Parties, as applicable, and (iii) solely with respect to the Parent Board, determined that the transactions contemplated hereby constitutes a “Business Combination” as such term is defined in Parent’s Organizational Documents.

6.12  Parent SEC Documents and Financial Statements.

(a) Parent has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by Parent with the SEC since Parent’s formation under the Exchange Act or the Securities Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement (the “Additional Parent SEC Documents”). Parent has made available to the Company copies in the form filed with the SEC of all of the following, except to the extent available in full without redaction on the SEC’s website through EDGAR for at least two (2) days prior to the date of this Agreement: (i) Parent’s Annual Reports on Form 10-K for each fiscal year of Parent beginning with the first year Parent was required to file such a form, (ii) Parent’s Quarterly Reports on Form 10-Q for each fiscal quarter of Parent beginning with the first quarter Parent was required to file such a form, (iii) all proxy statements relating to Parent’s meetings of stockholders (whether annual or special) held, and all information statements relating to stockholder consents, since the beginning of the first fiscal year referred to in clause (i) above, (iv) its Form 8-Ks filed since the beginning of the first fiscal year referred to in clause (i) above, and (v) all other forms, reports, registration statements and other documents (other than preliminary materials if the corresponding definitive materials have been provided to the Company pursuant to this Section 6.12) filed by Parent with the SEC since Parent’s formation (the forms, reports, registration statements and other documents referred to in clauses (i), (ii), (iii), and (iv) above, whether or not available through EDGAR, are, collectively, the “Parent SEC Documents”). The Parent SEC Documents were, and the Additional Parent SEC Documents will be, prepared in all material respects in accordance with the requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The Parent SEC Documents did not, and the Additional Parent SEC Documents will not, at the time they were or are filed, as the case may be, with the SEC (except to the extent that information contained in any Parent SEC Document or Additional Parent SEC Document has been or is revised or superseded by a later filed Parent SEC Document or Additional Parent SEC Document, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As used in this Section 6.12, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) The Parent Financial Statements are complete and accurate and fairly present in all material respects, in conformity with U.S. GAAP applied on a consistent basis in all material respects and Regulation S-X or Regulation S-K, as applicable, the financial position of the Purchaser as of the dates thereof and the results of operations of the Purchaser for the periods reflected therein. The Parent Financial Statements (i) were prepared from the Books and Records of the Parent; (ii) were prepared on an accrual basis in accordance with U.S. GAAP consistently applied; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of the Parent’s financial condition as of their dates; and (iv) contain and reflect adequate provisions for all material Liabilities for all material Taxes applicable to the Parent with respect to the periods then ended.

(c) Except as specifically disclosed, reflected or fully reserved against in the Parent Financial Statements, and for Liabilities and obligations of a similar nature and in similar amounts incurred in the ordinary course of business since the Parent’s formation, there are no material Liabilities, debts or obligations (whether accrued, fixed or contingent, liquidated or unliquidated, asserted or unasserted or otherwise) relating to the Purchaser Parties or their subsidiaries. All debts and Liabilities, fixed or contingent, which should be included under U.S. GAAP on a balance sheet are included in the Parent Financial Statements.

6.13  Litigation. There is no Action (or any basis therefore) pending against any Purchaser Party, any of its officers or directors or any of its securities or any of its assets or Contracts before any court, Authority or official or which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated hereby or by the Additional Agreements. There are no outstanding judgments against the Purchaser Parties. No Purchaser Party is, and has previously been, subject to any legal proceeding with any Authority.

6.14  Compliance with Laws. No Purchaser Party is in violation of, has violated, or is under investigation with respect to any violation or alleged violation of, any Law, or judgment, Order or decree entered by any court, arbitrator or Authority, domestic or foreign, nor is there any basis for any such charge and no Purchaser Party has not previously received any subpoenas by any Authority.

6.15 Money Laundering Laws. The operations of the Purchaser Parties are and have been conducted at all times in compliance with the Money Laundering Laws, and no Action involving the Purchaser Parties with respect to the Money Laundering Laws is pending or, to the knowledge of the Purchaser Parties, threatened.

6.16 OFAC. Neither the Purchaser Parties, nor any director or officer of the Purchaser Parties (nor, to the knowledge of the Purchaser Parties, any agent, employee, affiliate or Person acting on behalf of the Purchaser Parties) is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the OFAC; and the Purchaser Parties have not, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in Balkans, Belarus, Burma, Cote D’Ivoire (Ivory Coast), Cuba, Democratic Republic of Congo, Iran, Iraq, Liberia, North Korea, Sudan, Syria, or Zimbabwe or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC in the previous fiscal years.

6.17 Not an Investment Company. The Parent is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

6.18 Tax Matters.

(a) Except in each case as to matters that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each Purchaser Party has duly and timely filed all Tax Returns which are required to be filed by or with respect to it, and has paid all Taxes which have become due; (ii) all such Tax Returns are true, correct and complete and accurate and disclose all Taxes required to be paid; (iii) there is no Action, pending or proposed in writing or, to the knowledge of the Purchaser Parties, threatened, with respect to Taxes of the Purchaser Parties or for which a Lien may be imposed upon any of the Purchaser Parties’ assets; (iv) no statute of limitations in respect of the assessment or collection of any Taxes of the Purchaser Parties for which a Lien may be imposed on any of the Purchaser Parties’ assets has been waived or extended, which waiver or extension is in effect, except for automatic extensions of time to file Tax Returns obtained in the ordinary course of business; (v) to the knowledge of the Purchaser Parties, the Purchaser Parties have complied with all applicable Laws relating to the reporting, payment, collection and withholding of Taxes and has duly and timely withheld or collected, paid over to the applicable Taxing Authority and reported all Taxes (including income, social, security and other payroll Taxes) required to be withheld or collected by the Purchase Parties; (vi) to the knowledge of the Purchaser Parties, no stock transfer Tax, sales Tax, use Tax, real estate transfer Tax or other similar Tax will be imposed on the transfer of the securities to Purchaser pursuant to this Agreement or otherwise with respect to or as a result of any transaction contemplated by this Agreement; (vii) there is no Lien (other than Permitted Liens) for Taxes upon any of the assets of the Purchaser Parties; (viii) there is no outstanding request for a ruling from any Taxing Authority, request for a consent by a Taxing Authority for a change in a method of accounting, subpoena or request for information by any Taxing Authority, or closing agreement with any Taxing Authority (within the meaning of Section 7121 of the Code or any analogous provision of the applicable Law), with respect to the Purchaser Parties; (ix) no claim has been made by a Taxing Authority in a jurisdiction where the Purchaser Parties have not paid any tax or filed Tax Returns, asserting that any of the Purchaser Parties is or may be subject to Tax in such jurisdiction; (x) no Purchaser Party is, or has ever been, a party to any Tax sharing or Tax allocation Contract, other than any customary commercial contract the principal subject of which is not Taxes; and (xi) no Purchaser Party is currently or has ever been included in any consolidated, combined or unitary Tax Return other than a Tax Return that includes only the Purchaser Parties.

(b) The unpaid Taxes of the Purchaser Parties for the current fiscal year (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Parent Financial Statements and (ii) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Purchaser Parties in filing its Tax Return.

(c) To the knowledge of the Purchaser Parties, there are no current facts or circumstances that could reasonably be expected to prevent the Reincorporation Surviving Corporation from being treated as a U.S. tax resident corporation by reason of Section 7874(b) of the Code immediately after the Closing. No Purchaser Party has taken any action, or has any current plan, intention or obligation to take any action, that could reasonably be expected to prevent the Reincorporation Surviving Corporation from being treated as a U.S. tax resident corporation by reason of Section 7874(b) of the Code immediately after the Closing.

(d) To the knowledge of the Purchaser Parties, at the Closing and immediately following the Closing, the authorized and outstanding share capital of Purchaser will solely consist of (i) Purchaser Ordinary Shares that were issued pursuant to the Reincorporation Merger to the holders of Parent Ordinary Shares immediately prior to the Reincorporation Effective Time (including Parent Class B ordinary shares that automatically converted into Parent Ordinary Shares), (ii) Purchaser Ordinary Shares issued pursuant to the Acquisition Merger to the holders of Company Shares immediately prior to the Effective Time, (iii) Purchaser Warrants, and (iv) Purchaser Securities issued pursuant to the Transaction Financing.

6.19 Contracts; No Defaults.

(a)  Schedule 6.19 contains a listing of all Contracts including every “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (other than confidentiality and non-disclosure agreements and this Agreement) to which, as of the date of this Agreement, any Purchaser Party is a party or by which any of their respective assets are bound. True, correct and complete copies of the Contracts listed on Schedule 6.19 have been delivered to or made available to the Company or its agents or representatives.

(b) Each Contract of a type required to be listed on Schedule 6.19, whether or not set forth on Schedule 6.19, was entered into at arm’s length and in the ordinary course of business. Except for any Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, with respect to any Contract of the type described in Schedule 6.19(a), whether or not set forth on Schedule 6.19, (i) such Contracts are in full force and effect and represent the legal, valid and binding obligations of the Purchaser Party thereto and, to the Purchaser’s knowledge, represent the legal, valid and binding obligations of the other parties thereto, and, to the Purchaser’s knowledge, are enforceable by each Purchaser Party to the extent a party thereto in accordance with their terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law), (ii) no Purchaser Party or, to Purchaser’s knowledge, any other party thereto is in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any such Contract, (iii) since the dates of their respective incorporations, no Purchaser Party has received any written or, to Purchaser’s knowledge, oral claim or notice of material breach of or material default under any such Contract, (iv) to Purchaser’s knowledge, no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract by any Purchaser Party or, to Purchaser’s knowledge, any other party thereto (in each case, with or without notice or lapse of time or both) and (v) since the dates of their respective incorporations, through the date hereof, no Purchaser Party has received written notice from any other party to any such Contract that such party intends to terminate or not renew any such Contract.

6.20 No Alternative Transactions. Parent Party is not engaged in negotiations or discussions with respect to any Alternative Transactions (as defined below), and all negotiations and discussions relating to potential Alternative Transactions have been terminated.

6.21 Business Activities; Absence of Changes.

(c) Since its incorporation, no Purchaser Party has conducted any business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in the applicable Organizational Documents, there is no agreement, commitment or Order binding upon any Purchaser Party or to which any Purchaser Party is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of a Purchaser Party or any acquisition of property by a Purchaser Party or the conduct of business by a Purchaser Party as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a Material Adverse Effect on the ability of any Purchaser Party to enter into and perform its obligations under this Agreement or any of the Additional Agreements and consummate the transactions contemplated hereby or thereby.

(d) No Purchaser Party owns or has a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement, the Additional Agreements and the transactions contemplated hereby and thereby, no Purchaser Party has any interests, rights, obligations or Liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination.

(e) Except for (i) this Agreement and the agreements expressly contemplated hereby (including the Additional Agreements) and (ii) with respect to fees and expenses of the Purchaser Parties’ legal, financial and other advisors, no Purchaser Party is a party to any Contract with any other Person that would require payments by such Purchaser Party in excess of $50,000 monthly, $100,000 in the aggregate annually with respect to any individual Contract or more than $250,000 in the aggregate annually when taken together with all other Contracts.

(f) There is no liability, debt or obligation against any Purchaser Party, except for Liabilities and obligations (i) reflected or reserved for on Parent’s consolidated balance sheet for the quarterly period ended June 30, 2023 or disclosed in the notes thereto (other than any such Liabilities not reflected, reserved or disclosed as are not and would not be, in the aggregate, material to the Purchaser Parties, taken as a whole) or (ii) that have arisen since the date of Purchaser’s consolidated balance sheet for the quarterly period June 30, 2023 in the ordinary course of the operation of business of the Purchaser Parties (other than any such Liabilities as are not and would not be, in the aggregate, material to the Purchaser Parties, taken as a whole).

(g) Since the date of Purchaser’s formation through and including the date of this Agreement, (i) there has not been any change, development, condition, occurrence, event or effect relating to any Purchaser Party that, individually or in the aggregate, resulted in, or would reasonably be expected to result in, a Material Adverse Effect on the ability of any Purchaser Party to enter into and perform its obligations under this Agreement, the Additional Agreements or to consummate the transactions contemplated hereby and thereby, and (ii) the Purchaser Parties have not taken any action that would require the consent of the Company pursuant to Section 7.1(b) if such action had been taken after the date of this Agreement.

6.22 Registration Statement. As of the time the Registration Statement becomes effective under the Securities Act, the Registration Statement (together with any amendments or supplements thereto) will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that Purchaser makes no representations or warranties as to the information contained in or omitted from the Registration Statement in reliance upon and in conformity with information furnished in writing to Purchaser by or on behalf of the Company specifically for inclusion in the Registration Statement.

6.23 No Outside Reliance. Notwithstanding anything contained in this Article VI or any other provision hereof, each Purchaser Party and its other Affiliates and any of its and their respective directors, officers, employees, stockholders, partners, members or representatives, acknowledges and agrees that the Purchaser Parties have made their own investigation of the Company Group and that they are relying only on that investigation and the specific representations and warranties set forth in this Agreement, and not on any other representation or statement made by the Company Group nor any of its Affiliates or any of their respective directors, officers, employees, stockholders, partners, members, agents or representatives, and that none of such persons is making or has made any representation or warranty whatsoever, express or implied, other than those expressly given by the Company in Article V, including without limitation any other implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company Group. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the schedules hereto or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by any Purchaser Party or its representatives or reviewed by any Purchaser Party) or management presentations that have been or shall hereafter be provided to any Purchaser Party or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of any Company Group Member, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article VI of this Agreement. Except as otherwise expressly set forth in this Agreement, the Purchaser Parties understand and agree that any assets, properties and business of the Company Group are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties of the Company Group expressly set forth in Article V (as modified by the Parent Disclosure Schedules) or any certificate delivered in accordance with Section 10.2(e), with all faults and without any other representation or warranty of any nature whatsoever.

ARTICLE VII
COVENANTS OF THE COMPANY GROUP AND THE PURCHASER PARTIES PENDING CLOSING

Each of the Company Group and the Purchaser Parties covenants and agrees that:

7.1 Conduct of the Business

(a) From the date hereof through the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, the Company shall, and shall cause its Subsidiaries to, conduct their respective business only in the ordinary course (including the payment of accounts payable and the collection of accounts receivable), consistent with past practices, and shall not enter into any material transactions without the prior written consent of the Parent, and shall use commercially reasonable efforts to preserve intact its business relationships with employees, clients, suppliers and other third parties. Without limiting the generality of the foregoing, from the date hereof until and including the Closing Date, except as set forth on Schedule 7.1(a) or as expressly contemplated by this Agreement, no Company Group Member will, without the Parent’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed):

(i) materially amend, modify or supplement its Organizational Documents;

(ii) amend, waive any provision of, terminate prior to its scheduled expiration date, or otherwise compromise in any way, any Contract or any other right or asset of the Company Group other than in ordinary course of business consistent with past practice (individually or in the aggregate), which involve payments in excess of $100,000;

(iii) modify, amend or enter into any contract, agreement, license or, commitment, which obligates the payment of more than $100,000 out of ordinary course of business consistent with past practice (individually or in the aggregate);

(iv) make any capital expenditures in excess of $100,000 (individually or in the aggregate, other than in the ordinary course of business);

(v) sell, lease, license or otherwise dispose of any of the Company Group’s assets or assets covered by any Contract except (i) pursuant to existing Contracts or commitments disclosed herein, (ii) sales of Inventory in the ordinary course consistent with past practice, and (iii) not exceeding $100,000 except in the ordinary course of business consistent with past practice;

(vi) accept returns of products sold from Inventory except in the ordinary course, consistent with past practice;

(vii) pay, declare or promise to pay any dividends or other distributions with respect to its capital stock or share capital, or pay, declare or promise to pay any other payments to any stockholder or shareholder (other than, in the case of any stockholder or shareholder that is an employee, payments of salary accrued in said period at the current salary rate except as provided in existing employment agreements);

(viii) suffer or incur any Lien on the Company Group’s assets, except for Permitted Liens or the Liens incurred in the ordinary course of business consistent with past practice;

(ix)  suffer any damage, destruction or loss of property out of ordinary course of business related to any of the Company Group’s assets, whether or not covered by insurance, the aggregate value of which, following any available insurance reimbursement, exceed $100,000;

(x) merge or consolidate with or acquire any other Person or be acquired by any other Person;

(xi) make any change in its accounting principles other than in accordance with the applicable accounting policies or methods or write down the value of any Inventory or assets other than in the ordinary course of business consistent with past practice;

(xii) change the principal place of business or jurisdiction of organization;

(xiii) extend any loans other than travel or other expense advances to employees in the ordinary course of business or with the principal amount not exceeding $100,000;

(xiv) issue, redeem or repurchase any capital stock or share, membership interests or other securities, or issue any securities exchangeable for or convertible into any share or any shares of its capital stock;

(xv)  make or change any material Tax election or change any annual Tax accounting periods; or

(xvi)  undertake any legally binding obligation to do any of the foregoing.

(b) From the date hereof through the Closing Date, the Parent and the Purchaser after the Reincorporation Effective Time but prior to the Effective Time shall remain a “blank check company” as defined under the Securities Act, shall not conduct any business operations other than in connection with this Agreement and ordinary course operations to maintain its status as a Nasdaq-listed special purpose acquisition company pending the completion of the transactions contemplated hereby. Without limiting the generality of the foregoing, through the Closing Date, except as set forth on Schedule 7.1(b) or as expressly contemplated by this Agreement, no Purchaser Party will, without the Company’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed):

(i) materially amend, modify or supplement the Trust Agreement or any of its Organizational Documents;

(ii) amend, waive any provision of, terminate prior to its scheduled expiration date, or otherwise compromise in any way, any Contract or any other right or asset of the Company Group other than in ordinary course of business consistent with past practice (individually or in the aggregate), which involve payments in excess of $100,000;

(iii) modify, amend or enter into any contract, agreement, license or, commitment, which obligates the payment of more than $100,000 out of ordinary course of business consistent with past practice (individually or in the aggregate);

(iv) make any capital expenditures;

(v) pay, declare or promise to pay any dividends or other distributions with respect to its capital stock or share capital, or pay, declare or promise to pay any other payments to any stockholder or shareholder (other than, in the case of any stockholder or shareholder that is an employee, payments of salary accrued in said period at the current salary rate except as provided in existing employment agreements);

(vi) suffer or incur any Lien on the Purchaser Parties’ assets;

(vii) suffer any damage, destruction or loss of property out of ordinary course of business related to any of the Purchaser Parties’ assets, whether or not covered by insurance, the aggregate value of which, following any available insurance reimbursement, exceed $100,000;

(viii) merge or consolidate with or acquire any other Person or be acquired by any other Person;

(ix) make any change in its accounting principles other than in accordance with the applicable accounting policies or methods or write down the value of any Inventory or assets other than in the ordinary course of business consistent with past practice;

(x) change the principal place of business or jurisdiction of organization;

(xi) extend any loans other than travel or other expense advances to employees in the ordinary course of business or with the principal amount not exceeding $100,000;

(xii) issue, redeem or repurchase any capital stock or share, membership interests or other securities, or issue any securities exchangeable for or convertible into any share or any shares of its capital stock;

(xiii) make or change any material Tax election or change any annual Tax accounting periods; or

(xiv) undertake any legally binding obligation to do any of the foregoing.

(c) Neither party shall (i) take or agree to take any action that might make any representation or warranty of such party inaccurate or misleading in any material respect at, or as of any time prior to, the Closing Date or (ii) omit to take, or agree to omit to take, any action necessary to prevent any such representation or warranty from being inaccurate or misleading in any material respect at any such time other than conditions or events of which none of the Company Group can Control.

(d) From the date hereof through the earlier of (x) termination of this Agreement in accordance with Article XIII and (y) the Closing, other than in connection with the transactions contemplated hereby, neither the Company Group, on the one hand, nor the Purchaser Parties, on the other hand, shall, and such Persons shall cause each of their respective officers, directors, Affiliates, managers, consultants, employees, representatives (including investment bankers, attorneys and accountants) and agents not to, directly or indirectly, (i) encourage, solicit, initiate, engage or participate in negotiations or discussions with any Person concerning, or make any offers or proposals related to, any Alternative Transaction, (ii) take any other action intended or designed to facilitate the efforts of any Person relating to a possible Alternative Transaction, (iii) enter into, engage in or continue any discussions or negotiations with respect to an Alternative Transaction with, or provide any non-public information, data or access to employees to, any Person that has made, or that is considering making, a proposal with respect to an Alternative Transaction or (iv) approve, recommend or enter into any Alternative Transaction or any Contract related to any Alternative Transaction. For purposes of this Agreement, the term “Alternative Transaction” shall mean any of the following transactions involving the Company Group or the Purchaser Parties (other than the transactions contemplated by this Agreement): (1) any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, consolidation, liquidation or dissolution or other similar transaction, or (2) any sale, lease, exchange, transfer or other disposition of a material portion of the assets of such Person (other than the sale, the lease, transfer or other disposition of assets in the ordinary course of business) or any class or series of the share capital or capital stock or other equity interests of the Company Group or the Purchaser Parties in a single transaction or series of transactions. In the event that there is an unsolicited proposal for, or an indication of a serious interest in entering into, an Alternative Transaction, communicated in writing to the Company Group or the Purchaser Parties or any of their respective representatives or agents (each, an “Alternative Proposal”), such party shall as promptly as practicable (and in any event within two (2) Business Days after receipt) advise the other parties to this Agreement in writing of such Alternative Proposal and the material terms and conditions of any such Alternative Proposal (including any changes thereto) and the identity of the person making any such Alternative Proposal. The Company Group and the Purchaser Parties shall keep the other parties informed on a reasonably current basis of material developments with respect to any such Alternative Proposal.

7.2  Access to Information. From the Signing Date until and including the Closing Date, the Company Group and the Purchaser Parties shall, subject to confidentiality obligations and similar restrictions that may be applicable and except as in the judgment of legal counsel of the Company would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable Law or confidentiality obligations to which a Company Group Member is bound, (a) continue to give the other party, its legal counsel and other representatives reasonable access to the offices, properties, and Books and Records, (b) furnish to the other party, its legal counsel and other representatives such information relating to the business of the Company Group or the Purchaser Parties as such Persons may reasonably request and (c) direct its respective employees, legal counsel, accountants and representatives to reasonably cooperate with the other party in such other party’s investigation of its business; provided that no investigation pursuant to this Section (or any investigation prior to the date hereof) shall affect any representation or warranty given by the Company Group or the Purchaser Parties and, provided further, that any investigation pursuant to this Section 7.2 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company Group or the Purchaser Parties.

7.3  Notices of Certain Events. Each party shall promptly notify the other party of:

(a)  any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or that the transactions contemplated by this Agreement might give rise to any Action by or on behalf of such Person or result in the creation of any Lien on any Company Share or share capital or capital stock of the Purchaser Parties or any of the Company Group’s or the Purchaser Parties’ assets;

(b)  any notice or other communication from any Authority in connection with the transactions contemplated by this Agreement or the Additional Agreements;

(c)  any Actions commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting the consummation of the transactions contemplated by this Agreement or the Additional Agreements;

(d)  the occurrence of any fact or circumstance which constitutes or results, or might reasonably be expected to constitute or result, in a Material Adverse Effect; and

(e)  the occurrence of any fact or circumstance which results, or might reasonably be expected to result, in any representation made hereunder by such party to be false or misleading in any material respect or to omit or fail to state a material fact.

7.4  SEC Filings.

(a)  The Company Group acknowledges that:

(i)  the Parent’s shareholders must approve the transactions contemplated by this Agreement prior to the Acquisition Merger contemplated hereby being consummated and that, in connection with such approval, the Parent must call a extraordinary general meeting of its stockholders requiring Purchaser to prepare and file with the SEC a Proxy Statement and Registration Statement;

(ii)  the Purchaser Parties will be required to file Quarterly and Annual reports that may be required to contain information about the transactions contemplated by this Agreement; and

(iii)  the Parent will be required to file a Form 8-K to announce the transactions contemplated hereby and other significant events that may occur in connection with such transactions.

(b)  In connection with any filing the Purchaser Parties made with the SEC that requires information about the transactions contemplated by this Agreement to be included, the Company Group will, and will use reasonable efforts to cause its Affiliates, in connection with the disclosure included in any such filing or the responses provided to the SEC in connection with the SEC’s comments to a filing, to (i) reasonably cooperate with the Purchaser Parties, (ii) respond to questions about the Company Group required in any filing or requested by the SEC, and (iii) provide any information reasonably requested by the Purchaser Parties in connection with any filing with the SEC.

(c)  Company Group Cooperation. The Company Group acknowledges that a substantial portion of the filings with the SEC and mailings to each Purchaser Party’s stockholders or shareholders with respect to the Proxy Statement shall include disclosure regarding the Company Group and its management, operations and financial condition. Accordingly, the Company Group agrees to as promptly as reasonably practical provide the Purchaser Parties with such information as shall be reasonably requested by the Purchaser Parties for inclusion in or attachment to the Proxy Statement, that is accurate in all material respects and complies as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and in addition shall contain substantially the same financial and other information about the Company Group and its stockholders or shareholders as is required under Regulation 14A of the Exchange Act regulating the solicitation of proxies. The Company Group understands that such information shall be included in the Proxy Statement and/or responses to comments from the SEC or its staff in connection therewith and mailings. The Company Group shall cause its managers, directors, officers and employees to be reasonably available to the Purchaser Parties and their counsel in connection with the drafting of such filings and mailings and responding in a timely manner to comments from the SEC.

7.5  Financial Information. The Company will deliver to the Purchaser Parties (i) audited consolidated financial statements of the Company Group as of and for the fiscal years ended December 31, 2021 and 2022, consisting of the audited consolidated balance sheets as of such dates, the audited consolidated income statements for the twelve (12) month periods ended on such dates, and the audited consolidated cash flow statements for the twelve (12) month periods ended on such dates (the “Audited Financial Statements”) by no later than November 13, 2023, (ii) reviewed financial statements of the Company as of and for the six month period ended June 30, 2023, by no later than December 31, 2023 or such date to be mutually agreed by parties to this Agreement, (iii) audited consolidated financial statements of the Company Group as of and for the fiscal years ended December 31, 2023, consisting of the audited consolidated balance sheets as of such date, the audited consolidated income statements for the twelve (12) month periods ended on such date, and the audited consolidated cash flow statements for the twelve (12) month periods ended on such date (the “2023 Audited Financial Statements”) by no later than March 31, 2024, all prepared in conformity with U.S. GAAP under the standards of the Public Company Accounting Oversight Board (the “U.S. GAAP Financial Statements”). The U.S. GAAP Financials shall be (i) prepared from the Books and Records of the Company; (ii) prepared on an accrual basis in accordance with U.S. GAAP; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of the Company’s financial condition as of their dates including for all warranty, maintenance, service and indemnification obligations; and (iv) contain and reflect adequate provisions for all Liabilities for all material Taxes applicable to the Company with respect to the periods then ended. The U.S. GAAP Financial Statements will be complete and accurate and fairly present in all material respects, in conformity with U.S. GAAP applied on a consistent basis in all material respects, the financial position of the Company as of the dates thereof and the results of operations of the Company for the periods reflected therein. The Company Group will provide additional financial information as reasonably requested by the Purchaser Parties for inclusion in any filings to be made by the Purchaser Parties with the SEC. If reasonably requested by the Purchaser Parties, the Company Group shall use their reasonable best efforts to cause such information reviewed or audited by the Company Group’s auditors.

7.6  Trust Account. The Company Group acknowledges that the Purchaser Parties shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement and any funds received in the Transaction Financing to be disbursed, in each case, in sequence of (i) payment of all amounts payable to Parent shareholders holding Parent Ordinary Shares who shall have validly redeemed their Parent Ordinary Shares upon acceptance by the Parent of the Parent Ordinary Shares (the “Parent Redeeming Shares”), (ii) payment of all Transaction Expenses, and (iii) payment of any remaining monies to the Purchaser. The Purchaser Parties shall not agree to, or permit, any amendment or modification of, or waiver under, the Trust Agreement without the prior written consent of the Company.

7.7  Directors’ and Officers’ Indemnification and Insurance.

(a)  The parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of the Purchaser Parties and the Company Group (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents, in each case as in effect on the date of this Agreement, or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and any of the Purchaser Parties or the Company Group, as the case may be, in effect on the date hereof and disclosed in Appendix I, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Reincorporation Effective Time, Purchaser shall cause the Organizational Documents of Purchaser and the Company to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of the Purchaser Parties to the extent permitted by applicable Law. The provisions of this Section 7.7 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.

(b)  The Company shall, or shall cause PubCo to, obtain and fully pay the premium for a “tail” insurance policy that provides coverage for the benefit of the D&O Indemnified Persons (the “D&O Tail Insurance”) through the sixth anniversary of the Closing Date that is substantially equivalent to and in any event not less favorable in the aggregate than Parent’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided that in no event shall the Company be required to expend for such policies pursuant to this Section 7.7(b) an annual premium amount in excess of 200% of the amount per annum the Parent paid in its last full fiscal year, which amount is set forth in Appendix I. Parent shall cause such D&O Tail Insurance to be maintained in full force and effect, for its full term, and cause the other Purchaser Parties to honor all obligations thereunder.

(c)  On or before the Closing Date, the Purchaser shall enter into customary indemnification agreements reasonably satisfactory to all parties with such Directors and Officers of PubCo appointed pursuant to Section 3.3, which indemnification agreements shall continue to be effective following the Closing.

7.8  Intellectual Property Matters. From the date hereof and before the Closing Date, notwithstanding any other provision of this Agreement, the Company shall use commercially reasonable efforts to enter into such agreements, secure or record such assignments with regard to a certain patent, and otherwise take such other actions necessary and appropriate with regard to those Intellectual Property matters set forth on Appendix II.

ARTICLE VIII
COVENANTS OF THE COMPANY GROUP

The Company Group agrees that:

8.1  Key Employees of the Company. Appendix III lists those employees designated by the Company Group as key personnel of the Company Group (the “Key Personnel”). The Key Personnel shall, as a condition to their continued employment with the Company Group, execute and deliver to the Company Group employment agreements in form and substances reasonably satisfactory to the Company Group and the Purchaser Parties.

ARTICLE IX
COVENANTS OF ALL PARTIES HERETO

The parties hereto covenant and agree that:

9.1  Support of Transaction. Without limiting any covenant contained in Article VII or Article VIII, each party shall each, and shall each cause their respective Subsidiaries to: (a) use commercially reasonable efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the transactions, (b) use commercially reasonable efforts to obtain all material consents and approvals of third parties that any of the Parent, the Company, or their respective Affiliates are required to obtain in order to consummate the transactions, including any required approvals of parties to material Contracts with the Company, (c) use commercially reasonable efforts to carry out the Transaction Financing after the date hereof, and (d) take such other action as may reasonably be necessary or as another party may reasonably request to satisfy the conditions of Article X or otherwise to comply with this Agreement and to consummate the transactions as soon as practicable. Notwithstanding the foregoing, in no event shall the Parent, Purchaser, Merger Sub or the Company be obligated to bear any expense or pay any fee or grant any concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract to which the Company is a party or otherwise in connection with the consummation of the transactions.

9.2  Further Assurances. Subject to the terms and conditions of this Agreement, each party shall use reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws, and cooperate as reasonably requested by the other parties, to consummate and implement expeditiously each of the transactions contemplated by this Agreement. The parties hereto shall execute and deliver such other documents, certificates, agreements and other writings and take such other actions as may be necessary or reasonably desirable in order to consummate or implement expeditiously each of the transactions contemplated by this Agreement.

9.3  Tax Matters.

(a)  From the Signing Date through the Closing Date, the parties shall duly and timely file all material Tax Returns required to be filed with the applicable Taxing Authorities, pay any and all Taxes required by any Taxing Authority.

(b)   Each of Purchaser, Merger Sub, the Company and the Company Subsidiaries shall report the Domestication in accordance with Section 2.10, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code; provided, however, that nothing contained herein shall prevent the parties from reasonably settling with any Taxing Authority, and the parties shall not be required to litigate before any court any proposed deficiency or adjustment by any Taxing Authority challenging such proposed deficiency or adjustment by any Taxing Authority. To the extent the Company reasonably determines that the Acquisition Merger (and, if reasonably determined by the Company, together with the Transaction Financing) qualifies as a transaction described in Section 351 of the Code and/or as a reorganization within the meaning of Section 368(a) of the Code and notifies Purchaser of such determination, each of Purchaser, Merger Sub, the Company and the Company Subsidiaries shall report the Acquisition Merger in accordance with the Company’s determination for U.S. federal and applicable state and local Tax purposes, in each case unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code; provided, however, that nothing contained herein shall prevent the parties from reasonably settling with any Taxing Authority, and the parties shall not be required to litigate before any court any proposed deficiency or adjustment by any Taxing Authority challenging such proposed deficiency or adjustment by any Taxing Authority. Each of the parties hereto agrees to promptly notify the other parties of any challenge to the qualification of any transactions consistent with this Section 9.2(b) by any Taxing Authority.

(c)  If, in connection with the transactions contemplated by this Agreement, the SEC requests or requires that Tax opinions be prepared and submitted with respect to the Tax treatment of the transactions contemplated by this Agreement, and if such a Tax opinion is being provided by Tax counsel, each of the parties agrees to deliver to such Tax counsel customary Tax representation letters satisfactory to such counsel, dated and executed as of such date(s) as determined reasonably necessary by such counsel in connection with the preparation of such Tax opinions, provided that notwithstanding anything herein to the contrary, if and to the extent a Tax opinion with respect to the treatment of the Parent, the Purchaser or the Parent shareholders is being requested or required by the SEC, Tax counsel to the Parent or the Purchaser (or its Tax advisors) shall (upon receipt of customary Tax representation letters reasonably satisfactory to such counsel) provide such Tax opinion. Notwithstanding anything to the contrary herein, neither this provision nor any other provision in this Agreement shall require (i) Tax counsel to the Company (or its Tax advisors) to provide any opinion regarding the treatment of the Domestication or any redemption by the holders of Parent Ordinary Shares of the Parent Ordinary Shares in connection with the transactions contemplated by this Agreement for U.S. federal income tax purposes or the tax consequences of the transactions contemplated by this Agreement to the Parent, the Purchaser or the Parent shareholders (including the shareholders of the Parent or the Purchaser as a result of the Transaction Financing) or (ii) Tax counsel to the Parent (or its Tax advisors) or Tax counsel to the Company (or its Tax advisors) to provide any opinion regarding the tax consequences of the transactions contemplated by this Agreement to the Company or the holders of Company Shares.

(d)  Each party shall pay its own transfer, documentary, sales, use, Real Property transfer, stamp, registration and other similar Taxes, fees and costs incurred in connection with this Agreement.

(e)   Each of the parties shall, and shall cause their respective Affiliates to, cooperate fully, as and to the extent reasonably requested by another party, in connection with the filing of relevant Tax Returns and any Tax Action or to determine the Tax treatment of any aspect of the transactions contemplated by this Agreement. Such cooperation shall include the retention and (upon the other party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any Tax Action, making employees reasonably available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder (to the extent such information or explanation is not publicly or otherwise reasonably available).

(f)  All Taxes incurred in connection with this Agreement shall be borne by the party responsible under applicable Law and paid when due. The party responsible under applicable Law shall timely file all necessary Tax Returns and other documentation with respect to all such Tax.

9.4  Registration Statement.

(a)  As promptly as practicable after the Signing Date hereof, Purchaser shall prepare with the assistance, cooperation and commercially reasonable efforts of the Company Group, and file with the SEC a registration statement on Form F-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of Purchaser Ordinary Shares to be issued in the Reincorporation Merger, which Registration Statement will also contain a proxy statement of Parent (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from Parent shareholders for the matters to be acted upon at the Parent Special Meeting and providing the public shareholders of Parent an opportunity in accordance with Parent’s Organizational Documents and the Parent’s final prospectus, Registration No. 333-263874, filed April 26, 2022 to have their Parent Ordinary Shares redeemed in conjunction with the shareholders vote on the Parent Shareholder Approval Matters as defined below. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from Parent shareholders to vote, at an extraordinary general meeting of Parent shareholders to be called and held for such purpose (the “Parent Extraordinary General Meeting”), in favor of resolutions approving (i) the adoption and approval of this Agreement and the Additional Agreements and the transactions contemplated hereby or thereby, including the Reincorporation Merger and the Acquisition Merger, by the holders of Parent Ordinary Shares in accordance with the Parent’s Organizational Documents, Cayman Law, the DGCL and the rules and regulations of the SEC and Nasdaq, (ii) such other matters as the Company Group and Parent shall hereafter mutually determine to be necessary or appropriate in order to effect the Reincorporation Merger, the Acquisition Merger and the other transactions contemplated by this Agreement (the approvals described in foregoing clauses (i) through (ii), collectively, the “Parent Shareholder Approval Matters”), and (iii) the adjournment of the Parent Special Meeting, if necessary or desirable in the reasonable determination of Parent. If on the date for which the Parent Extraordinary General Meeting is scheduled, Parent has not received proxies representing a sufficient number of shares to obtain the Required Parent Shareholder Approval (as defined below), whether or not a quorum is present, Parent may make one or more successive postponements or adjournments of the Parent Special Meeting. In connection with the Registration Statement, Parent, Purchaser and the Company Group will file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in Parent’s Organizational Documents, Cayman Law, the DGCL and the rules and regulations of the SEC and Nasdaq. The Purchaser shall cooperate and provide the Company Group (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC. The Company Group shall provide the Purchaser Parties with such information concerning the Company Group and its equity holders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company Group shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made not materially misleading (subject to the qualifications and limitations set forth in the materials provided by the Company Group). If required by applicable SEC rules or regulations, such financial information provided by the Company Group must be reviewed or audited by the Company Group’s auditors. The Parent shall provide such information concerning Parent and its equity holders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Parent shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made not materially misleading. The Purchaser will use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Acquisition Merger and the transactions contemplated hereby.

(b)  Each party shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available at a reasonable time and location to the Company Group, Parent and their respective representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. Purchaser shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and the Parent shall cause the Proxy Statement to be disseminated to Parent’s shareholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and Parent’s Organizational Documents.

(c)  As soon as practicable following the Registration Statement “clearing” comments from the SEC and being declared effective by the SEC, Parent shall distribute the Proxy Statement to Parent’s shareholders, and, pursuant thereto, shall call the Parent Extraordinary General Meeting in accordance with Cayman Law to be held on a date no later than forty-five (45) days following the effectiveness of the Registration Statement.

9.5  Confidentiality.

Except as necessary to complete the Proxy Statement and Registration Statement, the Company Group, on the one hand, and the Purchaser Parties, on the other hand, shall hold and shall cause their respective representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, all documents and information concerning the other party furnished to it by such other party or its representatives in connection with the transactions contemplated by this Agreement (except to the extent that such information can be shown to have been (a) previously known by the party to which it was furnished, (b) in the public domain through no fault of such party or (c) later lawfully acquired from other sources, which source is not the agent of the other party, by the party to which it was furnished), and each party shall not release or disclose such information to any other person, except its representatives in connection with this Agreement. In the event that any party believes that it is required to disclose any such confidential information pursuant to applicable Laws, such party shall give timely written notice to the other parties so that such parties may have an opportunity to obtain a protective order or other appropriate relief. Each party shall be deemed to have satisfied its obligations to hold confidential information concerning or supplied by the other parties if it exercises the same care as it takes to preserve confidentiality for its own similar information. The parties acknowledge that some previously confidential information will be required to be disclosed in the Proxy Statement. Notwithstanding anything in this Agreement to the contrary, each party (and its respective representatives) may consult any Tax advisor as is reasonably necessary regarding the Tax treatment and Tax structure of the transactions contemplated by this Agreement and may disclose to such advisor as if reasonably necessary, the intended Tax treatment and Tax structure of the transactions contemplated by this Agreement and all materials (including any Tax analysis) that are provided relating to such treatment or structure.

9.6  Transaction Financing.

From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement pursuant to Article X, each of the Purchaser and the Company shall take, or cause to be taken, reasonable efforts to: (a) identify sources of financing from third parties in the form of debt or equity investments in amounts mutually agreed between the Purchaser and the Company and negotiate binding agreements in connection therewith (the “Transaction Financing Agreements”), in in form and substance satisfactory to the Purchaser and the Company, and (b) reasonably cooperate in a timely manner in connection with any such investments and Transaction Financing Agreements (the “Transaction Financing”).

9.7  Lock-Up Agreement and Insider Trading Policy.

(a)  On or before the Closing Date, the Purchaser shall enter into a Lock-Up Agreement (each a “Lock-Up Agreement”) with holder who holds more than 5% of the Company, the Sponsor, and such directors and officers of the Parent, and any affiliates of the foregoing, in the form of Exhibit C, which shall include, among other provisions, restrictions on transfer of the shares of Purchaser Ordinary Shares issued in connection with the Acquisition Merger hereunder, pursuant to which the shares of Purchaser Ordinary Shares issued to the Shareholder who holds more than 5% of the Company prior to the Acquisition Merger except for those listed on the schedule will be locked up for one (1) year after the Closing.

(b)  On or before the Closing Date, the Purchaser shall adopt and cause to be effective upon and following the Effective Time, an insider trading policy customary for a public company.

9.8  HSR Act and Regulatory Approvals.

(a)  In connection with the transactions contemplated by this Agreement, each of the Parent and the Company shall comply promptly but in no event later than ten (10) Business Days after the date hereof with the notification and reporting requirements of the HSR Act, if applicable. Each of the Parent and the Company shall furnish to the other as promptly as reasonably practicable all information required for any application or other filing to be made by such other party pursuant to any Antitrust Law, if applicable. Each of the Parent and the Company shall substantially comply with any Information or Document Requests.

(b)  Each of the Parent and the Company shall request early termination of any waiting period under the HSR Act, if applicable, and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act, if applicable, and consents or approvals pursuant to any other applicable Antitrust Laws, (ii) prevent the entry in any Action brought by an Authority or any other Person of any Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by this Agreement and (iii) if any such Order is issued in any such Action, cause such Order to be lifted.

(c)  Each of the Parent and the Company shall cooperate in good faith with the Authorities and exercise its reasonable best efforts to undertake promptly any and all action required to complete lawfully the transactions contemplated by this Agreement as soon as practicable (but in any event prior to the Termination Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove any impediment under Antitrust Law or the actual or threatened commencement of any proceeding in any forum by or on behalf of any Authority or the issuance of any Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Acquisition Merger. Without limiting the generality of the foregoing, each of Parent and the Company shall, and shall cause its respective Subsidiaries (as applicable) to, (i) propose, negotiate, commit to and effect, by consent decree, hold separate Orders or otherwise, the sale, divesture, disposition, or license of any investments, assets, properties, products, rights, services or businesses of such party or any interest therein, and (ii) otherwise take or commit to take any actions that would limit such party’s freedom of action with respect to, or its or their ability to retain any assets, properties, products, rights, services or businesses of such party, or any interest or interests therein; provided, that any such action contemplated by this Section 9.7(c) is conditioned upon the consummation of the Acquisition Merger. Notwithstanding anything in this Agreement to the contrary, nothing in this Section 9.7 or any other provision of this Agreement shall require or obligate the Company’s Affiliates and investors, the Parent’s Affiliates and investors, including the Sponsor, its Affiliates and any investment funds or investment vehicles affiliated with, or managed or advised by, Parent’s Affiliates and investors, including the Sponsor, or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Parent’s Affiliates and investors including, the Sponsor or of any such investment fund or investment vehicle to take any action in connection with (A) obtaining termination or expiration of the waiting period under the HSR Act and consents or approvals pursuant to any other applicable Antitrust Laws or (B) avoiding, preventing, eliminating or removing any impediment under Antitrust Law with respect to the Transactions, including selling, divesting, or otherwise disposing of, licensing, holding separate, or taking or committing to take any action that limits in any respect such Person’s or entity’s freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of such Person or entity or any of such entity’s Subsidiaries or Affiliates, or any interest therein.

(d)  Each of the Parent and the Company shall promptly notify the other of any substantive communication with, and furnish to such other party copies of any notices or written communications received by, Parent or the Company, as applicable, or any of its respective Affiliates and any third party or Authority with respect to the transactions contemplated by this Agreement, and each of the Parent and the Company shall permit counsel to such other party an opportunity to review in advance, and each of Parent and the Company shall consider in good faith the views of such other party’s counsel in connection with, any proposed communications by Parent or the Company, as applicable, and/or its respective Affiliates to any Authority concerning the transactions contemplated by this Agreement; provided that neither Parent nor the Company shall extend any waiting period or comparable period under the HSR Act, if applicable, or enter into any agreement with any Authority without the written consent of such other party. Each of the Parent and the Company agrees to provide, to the extent permitted by the applicable Authority, such other party and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such party and/or any of its Affiliates, agents or advisors, on the one hand, and any Authority, on the other hand, concerning or in connection with the transactions contemplated hereby. Any materials exchanged in connection with this Section 9.7 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, and to remove references concerning the valuation of the Company or the Parent, as applicable, or other competitively sensitive material; provided, that each of Parent and the Company may, as it deems advisable and necessary, designate any materials provided to such other party under this Section 9.7 as “outside counsel only.” Notwithstanding anything in this Agreement to the contrary, nothing in this Section 9.7 or any other provision of this Agreement shall require or obligate the Company or any of its investors or Affiliates to, and Parent shall not, without the prior written consent of the Company, agree or otherwise be required to, take any action with respect to the Company, or such investors or Affiliates, including selling, divesting, or otherwise disposing of, licensing, holding separate, or taking or committing to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of the Company or such investors or Affiliates, or any interest therein.

(e)  The Parent, on the one hand, and the Company, on the other hand, shall each pay fifty percent (50%) of all filing fees payable to the Authorities in connection with the transactions contemplated by this Agreement.

(f)  Each of the Parent and the Company shall not, and shall cause its respective Subsidiaries (as applicable) not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or take any other action, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation, or the taking of any other action, would reasonably be expected to: (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any authorizations, consents, Orders or declarations of any Authorities or the expiration or termination of any applicable waiting period; (ii) increase the risk of any Authority entering an Order prohibiting the consummation of the transaction contemplated hereby; (iii) increase the risk of not being able to remove any such Order on appeal or otherwise; or (iv) delay or prevent the consummation of the transactions contemplated hereby. Notwithstanding anything in this Agreement to the contrary, the restrictions and obligations set forth in this Section 9.7(f) shall not apply to or be binding upon Parent’s Affiliates, the Sponsor, their respective Affiliates or any investment funds or investment vehicles affiliated with, or managed or advised by, Parent’s Affiliates, the Sponsor or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Parent’s Affiliates, the Sponsor, or any such investment fund or investment vehicle.

9.9  Compensation Share Issuance. At the Closing, PubCo shall issue 30,000 Purchaser Ordinary Shares, in the aggregate, to the three independent directors of Parent holding office immediately prior to the Effective Time, with each independent director receiving 10,000 Purchaser Ordinary Shares, as compensation.

ARTICLE X
CONDITIONS TO CLOSING

10.1  Conditions to the Obligations of Each Party to Effect the Merger. The obligations of all of the parties hereto to consummate the Closing are subject to the satisfaction of all the following conditions:

(a)  No provisions of any applicable Law, and no Order shall prohibit or prevent the consummation of the Closing.

(b)  There shall not be any Action brought by a third party that is not an Affiliate of the parties hereto to enjoin or otherwise restrict the consummation of the Closing.

(c)  The Reincorporation Merger shall have been consummated and the applicable certificates filed in the appropriate jurisdictions.

(d)  The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued.

(e)  Each of the Additional Agreements shall have been entered into by the appropriate parties thereto and the same shall be in full force and effect.

(f)  The Parent Shareholder Approval Matters that are submitted to the vote of the shareholders of Parent at the Parent Extraordinary General Meeting in accordance with the Proxy Statement and Parent’s Organizational Documents shall have been approved by the requisite vote of the shareholders of Parent at the Parent Extraordinary General Meeting in accordance with Parent’s Organizational Documents, applicable Law and the Proxy Statement (the “Required Parent Shareholder Approval”).

(g)  This Agreement and the transactions contemplated hereby and thereby, including the Acquisition Merger, shall have been authorized and approved by the holders of Company Shares constituting the Requisite Company Vote in accordance with the DGCL and the Company’s Organizational Documents.

(h)  All requisite Governmental Approvals shall have been obtained.

(i)  Purchaser shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act).

(j)  Purchaser’s Ordinary Shares to be issued in connection with the transactions contemplated hereby (including the Earnout Shares) shall have been approved for listing on Nasdaq subject only to official notice of issuance thereof.

10.2  Additional Conditions to Obligations of the Purchaser Parties. The obligation of the Purchaser Parties to consummate the Closing is subject to the satisfaction, or the waiver at the Purchaser Parties’ sole and absolute discretion, of all the following further conditions:

(a)  The Company Group shall have duly performed all of its obligations hereunder required to be performed by it at or prior to the Closing Date in all material respects.

(b)  All of the representations and warranties of the Company Group contained in Article V in this Agreement, disregarding all qualifications and exceptions contained herein relating to materiality or Material Adverse Effect, shall: (i) be true and correct at and as of the date of this Agreement except as provided in the disclosure schedules pursuant to Article V, and (ii) be true and correct as of the Closing Date except as provided in the disclosure schedules pursuant to Article V (if the representation and warranties that speak as of a specific date prior to the Closing Date, such representations and warranties need only to be true and correct as of such earlier date), in the case of (i) and (ii), other than as would not in the aggregate reasonably be expected to have a Material Adverse Effect.

(c)  There shall have been no event, change or occurrence which individually or together with any other event, change or occurrence, could reasonably be expected to have a Material Adverse Effect.

(d)  All Company Group Consents have been obtained.

(e)  The Purchaser Parties shall have received a certificate signed by an authorized officer of the Company to the effect set forth in clauses (a) through (c) of this Section 10.2.

(f)  The Key Personnel shall have entered into new employment agreements in a form to be reasonably agreed upon between the Company and the Purchaser, to be effective on the Closing Date.

(g)  The Purchaser Parties shall have received a duly executed opinion or report from the Taiwanese Counsel of the Company Group concerning the Company Group’s compliance with Taiwanese Law in form and substance reasonably satisfactory to the Purchaser Parties, addressed to the Company Group and dated as of the Closing Date.

10.3  Additional Conditions to Obligations of the Company Group. The obligations of the Company Group to consummate the Closing is subject to the satisfaction, or the waiver at the Company’s discretion, of all of the following further conditions:

(a)  The Purchaser Parties shall have duly performed all of their obligations hereunder required to be performed by them at or prior to the Closing Date in all material respects.

(b)  All of the representations and warranties of the Purchaser Parties contained in Article VII of this Agreement, disregarding all qualifications and exceptions contained herein relating to materiality or Material Adverse Effect, shall: (i) be true and correct at and as of the date of this Agreement and (ii) be true and correct as of the Closing Date (except for representation and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties need only to be true and correct as of such earlier date), in the case of (i) and (ii), other than as would not in the aggregate reasonably be expected to have a Material Adverse Effect.

(c)  There shall have been no event, change or occurrence which individually or together with any other event, change or occurrence, could reasonably be expected to have a Material Adverse Effect on the Purchaser Parties.

(d)  The Company shall have received a certificate signed by an authorized officer of Purchaser Parties to the effect set forth in clauses (a) through (c) of this Section 10.3.

(e)  From the date hereof until the Closing, the Purchaser Parties shall have been in material compliance with the reporting requirements under the Securities Act and the Exchange Act applicable to the Purchaser Parties.

(f)  Purchaser shall remain listed on Nasdaq and the additional listing application for the Closing Payment Shares shall have been approved by Nasdaq. As of the Closing Date, Purchaser shall not have received any written notice from Nasdaq that it has failed, or would reasonably be expected to fail to meet the Nasdaq listing requirements as of the Closing Date for any reason, where such notice has not been subsequently withdrawn by Nasdaq or the underlying failure appropriately remedied or satisfied.

ARTICLE XI
NON-SURVIVAL; NON-RECOURSE

11.1  Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein or in any Additional Agreement that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing, and (b) this Article XI.

11.2  Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the Named Parties, and then only with respect to the specific obligations set forth herein or in an Additional Agreement with respect to such Named Party. Except to the extent a Named Party to this Agreement or an Additional Agreement and then only to the extent of the specific obligations undertaken by such Named Party in this Agreement or in the applicable Additional Agreement, (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any named party to this Agreement or any Additional Agreement, and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or Liabilities of any one or more of the Company, Purchaser or Merger Sub under this Agreement or any Additional Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

ARTICLE XII
DISPUTE RESOLUTION

12.1  Governing Law. This Agreement and the transactions and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

12.2  Jurisdiction; Waiver of Jury Trial. Any Action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in any federal or state court located in the New York County in the State of New York, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 12.2. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

ARTICLE XIII
TERMINATION

13.1  Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned:

(a)  by written consent of the Company and the Parent;

(b)  prior to the Reincorporation Effective Time, by written notice to the Company from the Parent or Purchaser if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement (or any breach on the part of the applicable Company Stockholder that is a party to a Company Support Agreement of such Company Support Agreement), such that the conditions specified in Section 10.1 or Section 10.2 would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company or the applicable Company Stockholder through the exercise of its commercially reasonable efforts, then, for a period of up to ten (10) days (or any shorter period of the time that remains between the date Purchaser provides written notice of such violation or breach and the Termination Date) after receipt by the Company of notice from the Purchaser of such breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, (ii) the Closing has not occurred by the Termination Date, or (iii) the consummation of the transactions contemplated hereby is permanently enjoined or prohibited by the terms of any Law or a final, non-appealable Order; provided that the right to terminate this Agreement under Section 13.1 shall not be available if any Purchaser Party is then in material breach of any of its representations, warranties, covenants or agreements in this Agreement or the Sponsor Support Agreement;

(c)  prior to the Closing, by written notice to the Purchaser and Parent from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of any Purchaser Party set forth in this Agreement (or any breach on the part of the applicable holder of Purchaser Ordinary Shares that is a party to the Sponsor Support Agreement), such that the conditions specified in Section 10.1 or Section 10.3 would not be satisfied at the Closing (a “Terminating Purchaser Breach”), except that, if any such Terminating Purchaser Breach is curable by the Purchaser Parties or the Sponsor, as applicable, through the exercise of its commercially reasonable efforts, then, for a period of up to ten (10) days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the Termination Date) after receipt by the Purchaser of notice from the Company of such breach (the “Purchaser Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Purchaser Breach is not cured within the Purchaser Cure Period, (ii) the Closing has not occurred by the Termination Date, (iii) the consummation of the transactions contemplated hereby is permanently enjoined or prohibited by the terms of any Law or a final, non-appealable Order; provided, that the right to terminate this Agreement under Section 13.1 shall not be available if the Company or any of the Company Stockholders is then in material breach of any of its representations, warranties, covenants or agreements in this Agreement or a Company Support Agreement; or

(d)  by written notice from either the Company or Parent to the other if the Required Parent Shareholder Approval is not obtained at the Parent Extraordinary General Meeting (subject to any adjournment or recess of the meeting).

13.2  Effect of Termination. Except as otherwise set forth in this Section 13.2, in the event of the termination of this Agreement pursuant to Section 13.1, this Agreement shall forthwith become void and have no effect, without any liability under this Agreement on the part of any party hereto or its respective Affiliates, officers, directors, employees or stockholders, other than liability of any party hereto for any Willful Breach of this Agreement by such party occurring prior to such termination. The provisions of Sections 9.4, 13.2 and Articles XII and XIV (collectively, the “Surviving Provisions”), and any other Section or Article of this Agreement referenced in the Surviving Provisions, which are required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement.

ARTICLE XIV
MISCELLANEOUS

14.1 Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx (or other nationally recognized overnight delivery service), or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

if to the Company (following the Closing), to:

Docter Inc.

14F-7, 597 Jiuru 2nd Rd,

Sanmin District,

Kaohsiung City, Taiwan

Attn: Hsin-Ming Huang

Email: hsinming@docter.one

with a copy to (which shall not constitute notice):

Winston & Strawn LLP

800 Capitol St., Suite 2400
Houston, TX 77002-2925

Attn: Michael Blankenship, Esq.

Email: mblankenship@winston.com

if to any Parent, Purchaser and Merger Sub:

Aimfinity Investment Corp. I

221 W 9th St, PMB 235

Wilmington, Delaware 19801

Attn: I-Fa Chang

Email: ivan@inkstone-capital.com

with a copy to (which shall not constitute notice):

Robinson & Cole LLP

666 Third Avenue, 20th Floor

New York, New York 10017

Attn: Arila E. Zhou, Esq.

Email: azhou@rc.com

14.2 Amendments; No Waivers; Remedies.

(a)  This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by each of the parties hereto in the same manner as this Agreement and which makes reference to this Agreement. The approval of this Agreement by the stockholders of any of the parties shall not restrict the ability of the board of directors of any of the parties to terminate this Agreement in accordance with Article XIII or to cause such party to enter into an amendment to this Agreement pursuant to this Section 14.2.

(b)  Neither any failure or delay in exercising any right or remedy hereunder or in requiring satisfaction of any condition herein nor any course of dealing shall constitute a waiver of or prevent any party from enforcing any right or remedy or from requiring satisfaction of any condition. No notice to or demand on a party waives or otherwise affects any obligation of that party or impairs any right of the party giving such notice or making such demand, including any right to take any action without notice or demand not otherwise required by this Agreement. No exercise of any right or remedy with respect to a breach of this Agreement shall preclude exercise of any other right or remedy, as appropriate to make the aggrieved party whole with respect to such breach, or subsequent exercise of any right or remedy with respect to any other breach.

(c)  Except as otherwise expressly provided herein, no statement herein of any right or remedy shall impair any other right or remedy stated herein or that otherwise may be available.

(d)  Notwithstanding anything else contained herein, neither shall any party seek, nor shall any party be liable for, punitive or exemplary damages, under any tort, contract, equity, or other legal theory, with respect to any breach (or alleged breach) of this Agreement or any provision hereof or any matter otherwise relating hereto or arising in connection herewith.

14.3  Arm’s Length Bargaining; No Presumption Against Drafter. This Agreement has been negotiated at arm’s-length by parties of equal bargaining strength, each represented by counsel or having had but declined the opportunity to be represented by counsel and having participated in the drafting of this Agreement. This Agreement creates no fiduciary or other special relationship between the parties, and no such relationship otherwise exists. No presumption in favor of or against any party in the construction or interpretation of this Agreement or any provision hereof shall be made based upon which Person might have drafted this Agreement or such provision.

14.4  Publicity. None of the parties hereto or any of their respective Affiliates shall make any public announcement or issue any public communication regarding this Agreement or the transactions contemplated hereby, or any matter related to the foregoing, without first obtaining the prior consent of the Company or Parent, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed), except if such announcement or other communication is required by applicable Law or legal process (including pursuant to securities Law or the rules of any national securities exchange), in which case the Company or Parent, as applicable, shall use their commercially reasonable efforts to coordinate such announcement or communication with the other party, prior to announcement or issuance and allow the other party a reasonable opportunity to comment thereon (which shall be considered by the Company or Parent, as applicable, in good faith); provided, however, that, notwithstanding anything contained in this Agreement to the contrary, each party and its Affiliates may make announcements and may provide information regarding this Agreement and the transactions contemplated hereby to its and their Affiliates, and its and their respective investors, directors, officers, employees, managers and advisors without the consent of any other party hereto.

14.5  Expenses. Each party shall bear its own costs and expenses in connection with this Agreement and the transactions contemplated hereby, unless otherwise specified herein.

14.6  No Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 14.6 shall be null and void, ab initio.

14.7  Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of New York, without giving effect to the conflict of laws principles thereof, except that:

(a)  the following matters arising out of or relating to this Agreement shall be governed by and construed in accordance with the Laws of the Cayman Islands, in respect of which the parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of the courts of the Cayman Islands: the Reincorporation Merger, the vesting of the undertaking, property and Liabilities of each of Parent and Purchaser in the Reincorporation Surviving Corporation, the cancellation and/or conversion of the Parent Ordinary Shares into shares of the Reincorporation Surviving Corporation, the fiduciary or other duties of the directors of Parent and the directors of Purchaser, the general rights of the respective shareholders of Parent and Purchaser and the internal corporate affairs of the Parent and Purchaser; and

(b)  the following matters arising out of or relating to this Agreement shall be governed by and construed in accordance with the DGCL in respect of which the parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of Delaware: the Acquisition Merger, the vesting of the undertaking, property and Liabilities of each of Merger Sub and the Company in the Surviving Corporation, the cancellation of the Company Shares, the fiduciary or other duties of the directors of the Company and the directors of Merger Sub, the general rights of the respective stockholders of the Company and Merger Sub and the internal corporate affairs of the Company and Merger Sub.

14.8  Counterparts; Facsimile Signatures. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement. This Agreement shall become effective upon delivery to each party of an executed counterpart or the earlier delivery to each party of original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures of all other parties.

14.9  Entire Agreement. This Agreement together with the Additional Agreements, including any exhibits and schedules attached hereto or thereto, sets forth the entire agreement of the parties with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein. No provision of this Agreement or any Additional Agreement, including any exhibits and schedules attached hereto or thereto, may be explained or qualified by any agreement, negotiations, understanding, discussion, conduct or course of conduct or by any trade usage. Except as otherwise expressly stated herein or any Additional Agreement, there is no condition precedent to the effectiveness of any provision hereof or thereof. No party has relied on any representation from, or warranty or agreement of, any person in entering into this Agreement, prior hereto or contemporaneous herewith or any Additional Agreement, except those expressly stated herein or therein.

14.10  Severability. A determination by a court or other legal authority that any provision that is not of the essence of this Agreement is legally invalid shall not affect the validity or enforceability of any other provision hereof. The parties shall cooperate in good faith to substitute (or cause such court or other legal authority to substitute) for any provision so held to be invalid a valid provision, as alike in substance to such invalid provision as is lawful.

14.11  Construction of Certain Terms and References; Captions. In this Agreement:

(a)  References to particular sections and subsections, schedules, and exhibits not otherwise specified are cross-references to sections and subsections, schedules, and exhibits of this Agreement.

(b)  The words “herein,” “hereof,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement, and, unless the context requires otherwise, “party” means a party signatory hereto.

(c)  Any use of the singular or plural, or the masculine, feminine, or neuter gender, includes the others, unless the context otherwise requires; “including” means “including without limitation;” “or” means “and/or;” “any” means “any one, more than one, or all;” and, unless otherwise specified, any financial or accounting term has the meaning of the term under United States generally accepted accounting principles as consistently applied heretofore by the Company Group.

(d)  Unless otherwise specified, any reference to any agreement (including this Agreement), instrument, or other document includes all schedules, exhibits, or other attachments referred to therein, and any reference to a statute or other law includes any rule, regulation, ordinance, or the like promulgated thereunder, in each case, as amended, restated, supplemented, or otherwise modified from time to time. Any reference to a numbered schedule means the same-numbered section of the disclosure schedule.

(e)  If any action is required to be taken or notice is required to be given within a specified number of days following a specific date or event, the day of such date or event is not counted in determining the last day for such action or notice. If any action is required to be taken or notice is required to be given on or before a particular day which is not a Business Day, such action or notice shall be considered timely if it is taken or given on or before the next Business Day.

(f)  Captions are not a part of this Agreement, but are included for convenience, only.

(g)  For the avoidance of any doubt, all references in this Agreement to (i) “the knowledge or best knowledge of the Company” or similar terms shall be deemed to include the actual or constructive (e.g., implied by Law) knowledge of the Key Personnel, and (ii) “the knowledge or best knowledge of the Purchaser” or similar terms shall be deemed to include the actual or constructive (e.g., implied by Law) knowledge of the directors and officers of the Purchaser Parties, following reasonable due inquiry.

14.12  Further Assurances. Each party shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such party’s obligations hereunder, necessary to effectuate the transactions contemplated by this Agreement.

14.13 Third Party Beneficiaries. Neither this Agreement nor any provision hereof confers any benefit or right upon or may be enforced by any Person not a signatory hereto.

14.14 No Claim Against the Trust Account. The Company acknowledges that Parent, and after the Reincorporation Effective Time, Purchaser, is a special purpose acquisition company with the power and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving the Company and one or more businesses or assets, and the Company has read Parent’s final prospectus, Registration No. 333-263874, filed April 26, 2022, and other Parent SEC Reports, the Parent and Purchaser Organizational Documents, and the Trust Agreement and understands that the Parent has established the Trust Account described therein for the benefit of Parent’s public stockholders and that disbursements from the Trust Account are available only in the limited circumstances set forth therein. The Company further acknowledges and agrees that the Purchaser’s sole assets consist of the cash proceeds of the Parent’s initial public offering and private placements of its securities, and that substantially all of these proceeds have been deposited in the Trust Account for the benefit of its public shareholders. The Company further acknowledges that, if the transactions contemplated by this Agreement are not consummated by the Termination Date, the Parent or Purchaser will be obligated to return to its stockholders the amounts being held in the Trust Account. Accordingly, the Company (on behalf of itself and its Affiliates) hereby waives any past, present or future claim of any kind against, and any right to access, the Trust Account, any trustee of the Trust Account and the Purchaser to collect from the Trust Account any monies that may be owed to them by the Purchaser or any of its Affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever. This Section 14.14 shall survive the termination of this Agreement for any reason.

[The remainder of this page intentionally left blank; signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

AIMFINITY INVESTMENT CORP. I

By:	/s/ I-Fa Chang
Name:	I-Fa Chang
Title:	CEO and Chairman

AIMFINITY INVESTMENT MERGER SUB I

By:	/s/ I-Fa Chang
Name:	I-Fa Chang
Title:	Director

AIMFINITY INVESTMENT MERGER SUB II, INC.

By:	/s/ I-Fa Chang
Name:	I-Fa Chang
Title:	Director

Signature Page to Agreement and Plan of Merger

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

DOCTER INC.

By:	/s/ Hsin-Ming Huang
Name:	Hsin-Ming Huang
Title:	Chief Executive Officer

Exhibit A

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES

OF

ASSOCIATION

OF

[Aimfinity Investment Merger Sub I / New name of PubCo]

(Adopted pursuant to a special resolution passed on [ ] 2023, and effective upon the effective date of the merger between the Company and Aimfinity Investment Corp. I)

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

[Aimfinity Investment Merger Sub I / New name of PubCo]

(Adopted pursuant to a special resolution passed on [ ] 2023, and effective upon the Effective Date of the merger between the Company and Aimfinity Investment Corp. I)

1.	The name of the Company is [Aimfinity Investment Merger Sub I / New name of PubCo].

2.	The registered office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place as the Directors may determine.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act (As Revised) or as the same may be revised from time to time, or any other law of the Cayman Islands.

4.	The liability of each Member is limited to the amount from time to time unpaid on such Member’s Shares.

5.	The authorized share capital of the Company is US$50,000 divided into 500,000,000 ordinary shares of par value of US$0.0001 each. Subject to the Statute and these Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorized share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

6.	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7.	Capitalized terms that are not defined in this Memorandum of Association bear the same meaning as those given in the Articles of Association of the Company.

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

[Aimfinity Investment Merger Sub I / New name of PubCo]

(Adopted pursuant to a special resolution passed on [ ] 2023, and effective upon the Effective Date of the merger between the Company and Aimfinity Investment Corp. I)

INTERPRETATION

1.	In these Articles Table A in the First Schedule to the Statute does not apply, unless there is something in the subject or context inconsistent therewith:

“Affiliate”	means, with respect to any specified Person, any other Person who directly or indirectly Controls, is Controlled by, or is under common Control with such specified Person, provided. With respect to any Person who is a natural Person, such Person’s Affiliates shall also include his or her Immediate Family Members and their respective Affiliates;

“Articles”	means these articles of association of the Company, as amended and altered from time to time by Special Resolutions;

“Audit Committee”	means the audit committee of the Company formed by the Board pursuant to Article 140 hereof, or any successor audit committee.

“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any);

“Board” and “Board of Directors”	means the board of directors of the Company;

“Business Day”	means any day other than a Saturday, Sunday or other day on which commercial banking institutions in New or the Cayman Islands are authorized or required by Law or executive order to close;

“Chairman”	means the chairman of the Board of Directors;

“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company;

“Commission”	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

“Company”	means [Aimfinity Investment Merger Sub I / New name of PubCo], a Cayman Islands exempted company;

“Company’s Website”	means the main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed by the Company in connection or which has otherwise been notified to Members;

“Control”	means, as used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; the terms “Controlled by” and “under common Control with” shall have correlative meanings;

“Designated Stock Exchange”	means the stock exchange in the United States on which any Shares are listed for trading;

“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares on the Designated Stock Exchange;

“Directors”	means the directors for the time being of the Company;

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands;

“Government Authority”	means any nation or government or any province or state or any other political subdivision thereof, or any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality or any political subdivision thereof, any court, tribunal or arbitrator, and any self-regulatory organization or national or international stock exchange on which the securities of the applicable Party or its Affiliates are listed;

“Immediate Family Members”	means, with respect to any natural Person, (a) such Person’s spouse, parents, parents-in-law, grandparents, children, grandchildren, siblings and siblings-in-law (in each case whether adoptive or biological), (b) spouses of such Person’s children, grandchildren and siblings (in each case whether adoptive or biological), and (c) estates, trusts, partnerships and other Persons which directly or indirectly through one or more intermediaries are Controlled by the foregoing;

“Law”	means any federal, state, territorial, foreign or local law, common law, statute, ordinance, rule, regulation, code, measure, notice, circular, opinion or order of any Government Authority, including any rules promulgated by a stock exchange or regulatory body;

“Lien”	means any encumbrance, right, interest or restriction, including any mortgage, judgment lien, materialman’s lien, mechanic’s lien, other lien (statutory or otherwise), charge, security interest, pledge, hypothecation, encroachment, easement, title defect, title retention agreement, voting trust agreement, right of pre-emption, right of first refusal, claim, option, limitation, forfeiture, penalty, equity, adverse interest or other third party right or security interest of any kind or an agreement, arrangement or obligation to create any of the foregoing;

“Management Directors”	means the [two (2)] Directors, [ ] and [ ], and replacements of such Directors appointed pursuant to these Articles;

“Member”	has the same meaning as in the Statute;

“Memorandum”	means the memorandum of association of the Company or as amended and altered from time to time by Special Resolutions;

“Ordinary Resolution”	means a resolution passed by a simple majority of the votes cast by the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by these Articles;

“Ordinary Shares”	means the ordinary shares of par value of US$0.0001 each in the share capital of the Company;

“Person”	means any individual or any partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity;

“Register of Members”	means the register maintained in accordance with the Statute and includes (except where otherwise stated) any duplicate Register of Members;

“Registered Office”	means the registered office for the time being of the Company;

“Seal”	means the common seal of the Company and includes every duplicate seal;

“Securities Act”	means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“Secretary”	means any person, firm or corporation appointed by the Board to perform any of the duties of secretary of the Company and includes any assistant, deputy, temporary or acting secretary;

“Share” and “Shares”	means a share in the capital of the Company, and includes an Ordinary Share. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require;

“Share Premium Account”	means the share premium account established in accordance with these Articles and the Statute;

“Special Resolution”	has the same meaning as in the Statute, and includes a unanimous written resolution;

“Statute”	means the Companies Act (As Revised) of the Cayman Islands;

“US$”	means the lawful money of the United States of America; and

“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction.

2.	In these Articles:

2.1.	words importing the singular number include the plural number and vice versa;

2.2.	words importing the masculine gender include the feminine gender;

2.3.	words importing persons include corporations;

2.4.	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced from time to time;

2.5.	the word “including” or any variation thereof means (unless the context of its usage otherwise requires) “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it;

2.6.	when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to these Articles, the date that is the reference date in calculating such period shall be excluded;

2.7.	“fully-diluted” or any variation thereof means all of the issued and outstanding Shares, treating the maximum number of Shares issuable under any issued and outstanding convertible securities and all Shares reserved for issuance under the share option plan(s) of the Company as issued and outstanding;

2.8.	references to “in the ordinary course of business” and comparable expressions mean the ordinary and usual course of business of the relevant party, consistent in all material respects (including nature and scope) with the prior practice of such party;

2.9.	references to “writing,” “written” and comparable expressions include any mode of reproducing words in a legible and nontransitory form including emails and faxes, provided the sender complies with the provision of Article 166;

2.10.	if any payment hereunder would have been, but for this Article, due and payable on a date that is not a Business Day, then such payment shall instead be due and payable on the first Business Day after such date;

2.11.	headings are inserted for reference only and shall be ignored in construing these Articles; and

2.12.	Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

SHARE CAPITAL

3.	The authorized share capital of the Company is US$50,000 divided into 500,000,000 ordinary shares of par value of US$0.0001 each.

4.	Subject to the Statute, the Memorandum and these Articles and, where applicable, Designated Stock Exchange Rules and/or the rules of any competent regulatory authority, any power of the Company to purchase or otherwise acquire its own shares shall be exercisable by the Board in such manner, upon such terms and subject to such conditions as it thinks fit.

SHARES

5.	Subject to the Law, these Articles and, where applicable, the Designated Stock Exchange Rules (and to any direction that may be given by the Company in general meeting) and without prejudice to any rights attached to any existing Shares, the Directors may, in their absolute discretion and without the approval of the Members, cause the Company to:

(a).	allot, issue, grant options over or otherwise dispose of Shares with or without preferred, deferred or other rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, to Such Persons, at such times and on such other terms as they think proper;

(b).	grant rights over Shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and

(c).	issue options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or securities in the capital of the Company on such terms as it may from time to time determine.

6.	The Directors may authorise the division of Shares into any number of Classes and the different Classes shall be authorized, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or by a Special Resolution. The Directors may issue from time to time, out of the authorized share capital of the Company, preferred shares with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as they may think appropriate in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Directors may by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

(a).	the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b).	whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c).	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of shares;

(d).	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e).	whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of shares of any other class or any other series of shares;

(f).	whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g).	whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h).	the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other class of shares or any other series of preferred shares;

(i).	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preferred shares; and

(j).	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued.

7.	Neither the Company nor the Board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make, or make available, any such allotment, offer, option or shares to Members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Board, be unlawful or impracticable. Members affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate class of members for any purpose whatsoever. Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any class or series of preferred shares, no vote of the holders of preferred shares of or ordinary shares shall be a prerequisite to the issuance of any shares of any class or series of the preferred shares authorized by and complying with the conditions of the Memorandum and these Articles.

8.	The Company shall not issue Shares to bearer.

9.	The Company may in connection with the issue of any shares exercise all powers of paying commissions and brokerage conferred or permitted by the Law. Such commissions and brokerage may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other.

10.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

FRACTIONAL SHARES

11.	The Company shall not issue fractional Shares or register the transfer of fractions of a Share.

REGISTER OF MEMBERS

12.	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

13.	For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any dividend, or in order to make a determination of Members for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed [forty (40)] calendar days. If the Register of Members shall be closed for the purpose of determining Members entitled to notice of, or to vote at, a meeting of Members, the Register of Members shall be closed for at least [ten (10)] calendar days immediately preceding the meeting and the record date for such determination shall be the date of closure of the Register of Members.

14.	In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any dividend or in order to make a determination of Members for any other purpose.

15.	If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a dividend, the date on which notice of the meeting is sent or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

SHARE CERTIFICATES

16.	A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorized by the Directors. The Directors may authorize certificates to be issued with the authorized signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to these Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

17.	No certificate shall be issued representing shares of more than one class.

18.	The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. In the event that Shares are held jointly by several persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

19.	Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

20.	Share certificates shall be issued within the relevant time limit as prescribed by the Law or as the Designated Stock Exchange may from time to time determine, whichever is the shorter, after allotment or, except in the case of a transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgment of a transfer with the Company.

21.	(1) Upon every transfer of shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued to the transferee in respect of the shares transferred to him at such fee as is provided in paragraph (2) of this Article. If any of the shares included in the certificate so given up shall be retained by the transferor a new certificate for the balance shall be issued to him at the aforesaid fee payable by the transferor to the Company in respect thereof.

(2) The fee referred to in paragraph (1) above shall be an amount not exceeding the relevant maximum amount as the Designated Stock Exchange may from time to time determine provided that the Board may at any time determine a lower amount for such fee.

22.	If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Member upon request, subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

REDEMPTION

23.	Subject to the provisions of the Statute and these Articles, the Company may:

(a).	issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares, by the Board;

(b).	purchase its own Shares (including any redeemable Shares) in such manner and upon such terms as have been approved by the Board, or are otherwise authorized by these Articles; and

(c).	make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

24.	The purchase of any Share shall not oblige the Company to purchase any other Share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

25.	The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

26.	The Directors may accept the surrender for no consideration of any fully paid Share.

TREASURY SHARES

27.	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share. The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

NON RECOGNITION OF TRUSTS

28.	The Company shall not be bound by or compelled to recognize in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by these Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the registered holder.

LIEN ON SHARES

29.	The Company shall have a first and paramount Lien on all Shares (whether fully paid- up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s Lien thereon. The Company’s Lien on a Share shall also extend to any amount payable in respect of that Share.

30.	The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a Lien, if a sum in respect of which the Lien exists is presently payable, and is not paid within fourteen (14) calendar days after notice has been given to the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

31.	To give effect to any such sale, the Directors may authorize any Person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under these Articles.

32.	The net proceeds of such sale after deduction of expenses, fees and commission incurred by the Company shall be applied in payment of such part of the amount in respect of which the Lien exists as is presently payable and any residue shall (subject to a like Lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

CALLS ON SHARES

33.	Subject to these Articles and the terms of the allotment and issue of any Shares, the Directors may from time to time make calls upon the Members in respect of any monies due and payable but unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen (14) calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed as the Directors may determine. A call may be required to be paid by installments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

34.	A call shall be deemed to have been made at the time when the resolution of the Directors authorizing such call was passed.

35.	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

36.	If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine, but the Directors may waive payment of the interest in whole or in part.

37.	An amount payable in respect of a Share on allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and, if it is not paid, all the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call.

38.	The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

39.	The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance. No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a dividend declared in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

FORFEITURE OF SHARES

40.	If a call remains unpaid after it has become due and payable, the Directors may give to the person from whom it is due not less than fourteen (14) calendar days’ notice requiring payment of the amount unpaid together with any interest, which may have accrued. The notice shall specify where payment is to be made and shall state that if the notice is not complied with, the Shares in respect of which the call was made will be liable to be forfeited.

41.	If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all dividends or other monies declared payable in respect of the forfeited Share and not paid before the forfeiture.

42.	A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person, the Directors may authorize some person to execute an instrument of transfer of the Share in favor of that person.

43.	A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

44.	A certificate in writing under the hand of one Director of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the fact as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

45.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

46.	Subject to these Articles, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or a central depository house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.

47.	The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Member until the name of the transferee is entered in the Register of Members in respect of the relevant Shares.

48.	The Board may, in its absolute discretion, and without giving any reason therefor, refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists.

49.	The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a lien. The Directors may also decline to register any transfer of any Share unless:

(a).	the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(b).	the instrument of transfer is in respect of only one Class of Shares;

(c).	the instrument of transfer is properly stamped, if required;

(d).	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; and

(e).	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board of Directors may from time to time require, is paid to the Company in respect thereof.

50.	The registration of transfers may, after compliance with any notice required by the Designated Stock Exchange Rules, be suspended and the Register of Members closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register of Members closed for more than thirty (30) calendar days in any calendar year.

51.	All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within two calendar months after the date on which the instrument of transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

TRANSMISSION OF SHARES

52.	If a Member dies, the survivor or survivors where he was a joint holder, and his legal personal representatives where he was a sole holder, shall be the only persons recognized by the Company as having any title to his interest. The estate of a deceased Member is not thereby released from any liability in respect of any Share, which had been jointly held by him. Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may from time to time be required by the Directors, elect either to become the holder of the Share or to have some person nominated by him as the transferee. If he elects to become the holder, he shall give notice to the Company to that effect, but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by that Member before the death or bankruptcy or liquidation or dissolution of that Member, as the case may be.

53.	If the person so becoming entitled shall elect to be registered himself as holder, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects.

54.	A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the Share. However, he shall not, before being registered as a Member in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some other person nominated by him become the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before the death or bankruptcy or liquidation or dissolution of such Member or in any other case than by transfer, as the case may be). If the notice is not complied with within ninety (90) calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

AMENDMENTS OF MEMORANDUM AND ARTICLES OF ASSOCIATION AND ALTERATION OF CAPITAL

55.	Subject to the provisions of the Statute and the provisions of these Articles, the Company may from time to time by Ordinary Resolution:

(a).	increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b).	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c).	divide its Shares into several classes and without prejudice to any special rights previously conferred on the holders of existing Shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as the Directors may determine provided always that, for the avoidance of doubt, where a Class of Shares has been authorized by the Company, no resolution of the Company in general meeting is required for the issuance of Shares of that Class and the Directors may issue Shares of that Class and determine such rights, privileges, conditions or restrictions attaching thereto as aforesaid, and further provided that where the Company issues shares which do not carry voting rights, the words “non-voting” shall appear in the designation of such Shares and where the equity capital includes shares with different voting rights, the designation of each Class of Shares, other than those with the most favourable voting rights, must include the words “restricted voting” or “limited voting”;

(d).	subdivide its Shares, or any of them, into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value (subject, nevertheless, to the Law), and may by such resolution determine that, as between the holders of the Shares resulting from such sub-division, one or more of the Shares may have any such preferred, deferred or other rights or be subject to any such restrictions as compared with the other or others as the Company has power to attach to unissued or new shares; and

(e).	cancel any Shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled or, in the case of shares, without par value, diminish the number of shares into which its capital is divided.

56.	All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, Liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital. The Board may settle as it considers expedient any difficulty which arises in relation to any consolidation and division under the preceding Article and in particular but without prejudice to the generality of the foregoing may arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Board may authorise some person to transfer the shares representing fractions to their purchaser or resolve that such net proceeds be paid to the Company for the Company’s benefit. Such purchaser will not be bound to see to the application of the purchase money nor will his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

57.	Subject to the provisions of the Statute and the provisions of these Articles, the Company may from time to time by Special Resolution:

(a).	change its name;

(b).	alter, amend or add to these Articles;

(c).	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d).	reduce its share capital and any capital redemption reserve fund in any manner authorized by Law.

SHARE RIGHTS

58.	Subject to the provisions of applicable Law, Designated Stock Exchange Rules, the Memorandum and these Articles and to any special rights conferred on the holders of any Shares or class of Shares, any share in the Company (whether forming part of the present capital or not) may be issued with or have attached thereto such rights or restrictions whether in regard to dividend, voting, return of capital or otherwise as the Board may determine, including without limitation on terms that they may be, or at the option of the Company or the holder are, liable to be redeemed on such terms and in such manner, including out of capital, as the Board may deem fit.

59.	Subject to the provisions of applicable Law and these Articles, any preferred shares may be issued or converted into shares that, at a determinable date or at the option of the Company or the holder if so authorized by the Memorandum, are liable to be redeemed on such terms and in such manner as the Company before the issue or conversion may by Special Resolution of the Members determine. Where the Company purchases for redemption a redeemable share, purchases not made through the market or by tender shall be limited to a maximum price as may from time to time be determined by the Board, either generally or with regard to specific purchases. If purchases are by tender, tenders shall comply with applicable Law.

60.	The rights and restrictions attaching to the Ordinary Shares are as follows:

(a).	Income.

Holders of Ordinary Shares shall be entitled to such dividends as the Directors may in their absolute discretion lawfully declare from time to time.

(b).	Capital

Holders of Ordinary Shares shall be entitled to a return of capital on liquidation, dissolution or winding-up of the Company (other than on a conversion, redemption or purchase of shares, or an equity financing or series of financings that do not constitute the sale of all or substantially all of the shares of the Company).

(c).	Attendance at General Meetings and Voting

Holders of Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of the Company. At a general meeting of the Company, every Member present in person or by proxy or (in the case of a corporation or other non-natural person) by a duly authorized representative or proxy at the meeting shall have one (1) vote for each Ordinary Share of which such Member is the holder.

VARIATION OF RIGHTS OF SHARES

61.	Subject to the provisions of these Articles, if at any time the share capital of the Company is divided into different Classes, the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied, modified or abrogated with the consent in writing of the holders of [a majority] of the issued Shares of that Class, or with the sanction of [an Ordinary] Resolution passed at a general meeting of the holders of the Shares of that Class.

62.	The provisions of these Articles relating to general meetings shall apply to every class meeting of the holders of one Class of Shares except that the necessary quorum shall be one person holding or representing by proxy at least [one third] of the issued Shares of the Class and that any holder of Shares of the Class present in person or by proxy may demand a poll.

63.	Subject to the provisions of the Articles, the rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that Class, be deemed to be varied by the creation or issue of further Shares ranking pari passu with or subsequent to the Shares of that Class or the redemption or purchase of any Shares of any Class by the Company, and the rights of the holders of Shares shall not be deemed to be varied by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.

REGISTERED OFFICE

64.	Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office.

GENERAL MEETINGS

65.	All general meetings other than annual general meetings shall be called extraordinary general meetings.

66.	The Company may, but shall not (unless required by the Statute) be obliged to hold a general meeting in each calendar year as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as the Directors shall appoint. At these meetings the report of the Directors (if any) shall be presented.

67.	The Chairman or a majority of the Directors may call general meetings, and they shall on a Member’s requisition forthwith proceed to convene an extraordinary general meeting of the Company.

68.	A Members’ requisition is a requisition of Members of the Company holding at the date of deposit of the requisition not less than one-third (1/3) of all votes attaching to all issued and outstanding Shares entitled to vote at general meetings of the Company.

69.	The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

70.	If there are no Directors as at the date of the deposit of a Members’ requisition, or if the Directors do not within twenty-one (21) calendar days from the date of the deposit of such requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, the requisitionists, or any of them representing more than one- half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three calendar months after the expiration of the said twenty-one (21) calendar days.

71.	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

72.	At least [fifteen (15)] calendar days’ notice shall be given of any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company[, provided that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a).	in the case of an annual general meeting, by all the Members (or their proxies) entitled to attend and vote thereat; and

(b).	in the case of an extraordinary general meeting, by a majority in number of the Members (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than seventy-five percent (75%) in voting rights of the Shares giving that right].

73.	The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a meeting by, any Person entitled to receive notice shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

74.	No business shall be transacted at any general meeting unless a quorum is present at the time when the meeting proceeds to business. [Two or more holders of Shares which carry not less than one-third] of all votes attaching to Shares in issue and entitled to vote at such genral meeting, present in person or by proxy or, if a corporate or other non-natural person, by its duly authorised representative, shall constitute a quorum; unless the Company has only one Member entitled to vote at such general meeting in which case the quorum shall be that one Member present in person or by proxy or (in the case of a corporation or other non-natural person) by a duly authorized representative or proxy.

75.	A person may participate at a general meeting by telephone or other similar communications equipment by means of which all the persons participating in such meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

76.	A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by all Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations, signed by their duly authorized representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

77.	If a quorum is not present within [half an hour] from the time appointed for the meeting or if during such a meeting a quorum ceases to be present, the meeting shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and place or to such other day, time or such other place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the Members [constituting a majority of the issued and outstanding share capital of the Company] shall be a quorum and may transact the business for which the meeting was called, provided, that, such present Members shall only discuss and/or approve the matters as described in the meeting notice delivered in accordance with these Articles.

78.	The chairman, if any, of the Board of Directors shall preside as chairman at every general meeting of the Company, or if there is no such chairman, or if he shall not be present within fifteen (15) minutes after the time appointed for the holding of the meeting, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

79.	If no Director is willing to act as chairman or if no Director is present within fifteen (15) minutes after the time appointed for holding the meeting, the Members present shall choose one of their number to be chairman of the meeting.

80.	The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a general meeting is adjourned for thirty calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice.

81.	A resolution put to the vote of the meeting shall be decided on the vote of the requisite majority pursuant to a poll of the Members. Unless otherwise required by the Statute or these Articles, such requisite majority shall be a simple majority of votes that are able to be cast.

82.	The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Members in accordance with these Articles, for any reason or for no reason, upon notice in writing to Members. A postponement may be for a stated period of any length or indefinitely as the Directors may determine. Notice of the business to be transacted at such postponed general meeting shall not be required. If a general meeting is postponed in accordance with this Article, the appointment of a proxy will be valid if it is received as required by the Articles not less than 48 hours before the time appointed for holding the postponed meeting.

VOTES OF MEMBERS

83.	Subject to any rights and restrictions for the time being attached to any Share, every Member present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall, at a general meeting of the Company, have one (1) vote for each Ordinary Share of which such Member is the holder.

84.	In the case of joint holders of record the vote of the senior holder who tenders a vote, whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders and and for this purpose seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

85.	Shares carrying the right to vote that are held by a Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may be voted by his committee, receiver, curator bonis, or other Person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

86.	No Person shall be entitled to vote at any general meeting or at any separate meeting of the holders of a class of Shares unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

87.	No objection shall be raised to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

88.	Votes may be cast either personally or by proxy. A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. All resolutions shall be determined by poll and not on a show of hands. An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

89.	A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

PROXIES

90.	The instrument appointing a proxy shall be in writing, be executed under the hand of the appointor or of his attorney duly authorized in writing, or, if the appointor is a corporation, under the hand of an officer or attorney duly authorized for that purpose. A proxy need not be a Member of the Company.

91.	The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

(a).	not less than forty-eight (48) hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b).	in the case of a poll taken more than forty-eight (48) hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than twenty-four (24) hours before the time appointed for the taking of the poll; or

(c).	where the poll is not taken forthwith but is taken not more than forty-eight (48) hours after it was demanded be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director;

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The chairman may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

92.	The instrument appointing a proxy may be in any usual or common form and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to to confer authority to demand or join or concur in demanding a poll.

93.	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

CORPORATIONS ACTING BY REPRESENTATIVES

94.	Any corporation or other non-natural person which is a Member or a Director may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorize such person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member or Director.

SHARES THAT MAY NOT BE VOTED

95.	Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

DEPOSITARY AND CLEARING HOUSES

96.	If a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any Class of Members provided that, if more than one Person is so authorized, the authorization shall specify the number and Class of Shares in respect of which each such Person is so authorized. A Person so authorized pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorization.

DIRECTORS

97.	Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than [five (5)] Directors, with at least one (1) Independent Director, and there shall be no maximum number of Directors.

98.	The Board of Directors shall have a Chairman elected and appointed by a majority of the Directors then in office. The period for which the Chairman will hold office will also be determined by a majority of all of the Directors then in office. The Chairman shall preside as chairman at every meeting of the Board of Directors, save and except that if the Chairman is not present at a meeting of the Board of Directors within fifteen minutes after the time appointed for holding the same, or if the Chairman is unable or unwilling to act as the chairman of a meeting of the Board of Directors, the attending Directors may choose one of their number to be the chairman of the meeting.

99.	The Company may by Ordinary Resolution appoint any person to be a Director.

100.	The Board may, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, appoint any person as a Director, to fill a casual vacancy on the Board or as an addition to the existing Board.

101.	A Director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated.

102.	A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to attend and speak at general meetings.

103.	A Director may be removed from office by Ordinary Resolution of the Company, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). A vacancy on the Board created by the removal of a Director under the previous sentence may be filled by Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting. The notice of any meeting at which a resolution to remove a Director shall be proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than ten (10) calendar days before the meeting. Such Director is entitled to attend the meeting and be heard on the motion for his removal.

104.	The remuneration of the Directors may be determined by the Directors or by Ordinary Resolution.

105.	The Directors shall be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

106.	Subject to applicable Law, Designated Stock Exchange Rules and the Articles,The Board may establish any committee of the Board as the Board shall deem appropriate from time to time, and committees of the Board shall have the rights, powers and privileges granted to such committees by the Board from time to time.

POWERS AND DUTIES OF DIRECTORS

107.	Subject to the provisions of the Statute, the Memorandum and these Articles and to any directions given by Special Resolution, the business and affairs of the Company shall be conducted as directed by the Board of Directors of the Company.The Board shall have all such powers and authorities, and may do all such acts and things, to the maximum extent permitted by applicable Law, the Memorandum and these Articles. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

108.	The Board may, from time to time, and except as required by applicable Law or Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time.

109.	Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, chief executive officer, one or more other executive officers, president, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

110.	The Directors may appoint any natural person or corporation to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors.

111.	The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

112.	The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorized signatory (any such person being an “Attorney” or “Authorized Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorized Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorized Signatory to delegate all or any of the powers, authorities and discretion vested in him.

113.	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

114.	The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

115.	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

116.	Any such delegates as aforesaid may be authorized by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

BORROWING POWERS OF DIRECTORS

117.	The Directors may from time to time at their discretion exercise all the powers of the Company to borrow money, to mortgage or charge all or any part of its undertaking, property and assets (present and future) and uncalled capital, and to issue debentures, bonds and other securities, whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

DISQUALIFICATION OF DIRECTORS

118.	The office of a Director shall be vacated if:

(a).	he gives notice in writing to the Company that he resigns the office of Director;

(b).	he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally;

(c).	is prohibited by any applicable Law or Designated Stock Exchange Rules from being a Director;

(d).	he is found to be or becomes of unsound mind; or

(e).	is removed from office pursuant to any other provision of these Articles.

MEETINGS OF THE BOARD OF DIRECTORS

119.	The Board shall meet at such times and in such places as the Board shall designate from time to time. A meeting of the Board may be called by any Director on no less than [twenty-four (24) hours] prior written notice of the time, place and agenda of the meeting. Subject to these Articles, questions arising at any meeting shall be decided by a majority of votes of the Directors present at a meeting at which there is a quorum, with each having one (1) vote and in case of an equality of votes, the Chairman shall have a second or casting vote.

120.	A Director may participate in any meeting of the Board or of any committee of the Board by means of video conference, teleconference or other similar communications equipment by means of which all persons participating in the meeting can hear each other and such participation shall constitute such Director’s presence in person at the meeting.

121.	The quorum necessary for the transaction of the business of the Board may be fixed by the Directors, and unless so fixed, the presence of [two (2) Directors (of which at least one (1) of them shall be a Management Director)] then in office shall constitute a quorum. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

122.	If a quorum is not present at any duly called meeting, such meeting may be adjourned to a time no earlier than [forty-eight (48) hours] after written notice of such adjournment has been given to the Directors. The Directors present at such adjourned meeting shall constitute a quorum, provided that the Directors present at such adjourned meeting may only discuss and/or approve the matters as described in the meeting notice delivered to the Directors in accordance with Article 119.

123.	A resolution in writing (in one or more counterparts), signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a meeting of the Directors or committee, as the case may be, duly convened and held. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

124.	Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen (15) minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairman of the meeting.

125.	A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

126.	All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

127.	The Company shall pay all fees, charges and expenses (including travel and related expenses) incurred by each Director in connection with: (i) attending the meetings of the Board and all committees thereof (if any) and (ii) conducting any other Company business requested by the Company.

PRESUMPTION OF ASSENT

128.	A Director who is present at a meeting of the Board at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

DIRECTORS’ INTERESTS

129.	A Director may:

(a).	hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine. Any remuneration (whether by way of salary, commission, participation in profits or otherwise) paid to any Director in respect of any such other office or place of profit shall be in addition to any remuneration provided for by or pursuant to any other Article;

(b).	act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm may be remunerated for professional services as if he were not a Director;

(c).	continue to be or become a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any other company promoted by the Company or in which the Company may be interested as a vendor, shareholder or otherwise and (unless otherwise agreed) no such Director shall be accountable for any remuneration, profits or other benefits received by him as a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of or from his interests in any such other company. Subject as otherwise provided by these Articles the Directors may exercise or cause to be exercised the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by them as Directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors, joint managing directors, deputy managing directors, executive directors, managers or other officers of such company) or voting or providing for the payment of remuneration to the director, managing director, joint managing director, deputy managing director, executive director, manager or other officers of such other company and any Director may vote in favour of the exercise of such voting rights in manner aforesaid notwithstanding that he may be, or about to be, appointed a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in manner aforesaid.

Notwithstanding the foregoing, no “Independent Director” as defined in the rules of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, and with respect of whom the Board has determined constitutes an “Independent Director” for purposes of compliance with applicable Law or the Company’s listing requirements, shall without the consent of the Audit Committee take any of the foregoing actions or any other action that would reasonably be likely to affect such Director’s status as an “Independent Director” of the Company.

130.	Subject to applicable Law and to these Articles, no Director or proposed or intending Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the Members for any remuneration, profit or other benefits realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established provided that such Director shall disclose the nature of his interest in any contract or arrangement in which he is interested in accordance with Article 131 herein. Any such transaction that would reasonably be likely to affect a Director’s status as an “Independent Director”, or that would constitute a “related party transaction” as defined by Item 7 of Form 20F promulgated by the Comission, shall require the approval of the Audit Committee.

131.	A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested. For the purposes of this Article, a general Notice to the Board by a Director to the effect that:

(a).	he is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with that company or firm; or

(b).	he is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with a specified person who is connected with him;

shall be deemed to be a sufficient declaration of interest under this Article in relation to any such contract or arrangement, provided that no such Notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

132.	Following a declaration being made pursuant to the last preceding two Articles, subject to any separate requirement for Audit Committee approval under applicable Law or the Designated Stock Exchange Rules, and unless disqualified by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or proposed contract or arrangement in which such Director is interested and may be counted in the quorum at such meeting.

MINUTES

133.	The Directors shall cause minutes to be made for the purpose of all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any Class of Shares and of the Directors, and of committees of Directors including the names of the Directors or alternate Directors present at each meeting.

134.	When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

ALTERNATE DIRECTORS

135.	Any Director (other than an alternate Director) may by writing appoint any other Director, or any other person willing to act, to be an alternate Director and by writing may remove from office an alternate Director so appointed by him.

136.	An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at every such meeting at which the Director appointing him is not personally present, and generally to perform all the functions of his appointor as a Director in his absence.

137.	An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.

138.	Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

139.	An alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

[AUDIT COMMITTEE

140.	Without prejudice to the freedom of the Directors to establish any other committees, for so long as the shares of the Company are listed or quoted on the Designated Stock Exchange, the Board shall establish and maintain an Audit Committee as a committee of the Board, the composition and responsibilities of which shall comply with the charter of the Audit Committee, the Designated Stock Exchange Rules and the rules and regulations of the Commission.]

NO MINIMUM SHAREHOLDING

141.	The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed, a Director is not required to hold Shares.

SEAL

142.	The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorized by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some officer or other person appointed by the Directors for the purpose.

143.	The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

144.	A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

DIVIDENDS, DISTRIBUTIONS AND RESERVE

145.	Subject to the Statute and these Articles any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorize payment of the dividends or distributions out of the funds of the Company lawfully available therefor. No dividend or distribution shall be paid except out of the realized or unrealized profits of the Company, or out of the share premium account or as otherwise permitted by the Statute.

146.	Except as otherwise provided by the rights attached to Shares, all dividends shall be declared and paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for dividend as from a particular date, that Share shall rank for dividend accordingly.

147.	The Directors may deduct from any dividend or distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

148.	The Directors may declare that any dividend or distribution be paid wholly or partly by the distribution of specific assets and in particular of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees as may seem expedient to the Directors.

149.	Any dividend, distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of three or more joint holders may give effectual receipts for any dividends, bonuses, or other monies payable in respect of the Share held by them as joint holders.

150.	If several Persons are registered as joint holders of any Share, any of them may give effective receipts for any dividend or other moneys payable on or in respect of the Share.

151.	No dividend or distribution shall bear interest against the Company.

152.	Any dividend which cannot be paid to a Member and/or which remains unclaimed after six (6) months from the date of declaration of such dividend may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the dividend shall remain as a debt due to the Member. Any dividend which remains unclaimed after a period of six (6) years from the date of declaration of such dividend shall be forfeited and shall revert to the Company.

CAPITALIZATION

153.	Subject to applicable Law, the Directors may:

(a).	resolve to capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the Share Premium Account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution;

(b).	appropriate the sum resolved to be capitalised to the Members in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Members (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Members credited as fully paid;

(c).	make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d).	authorise a Person to enter (on behalf of all the Members concerned) into an agreement with the Company providing for either:

(i)	the allotment to the Members respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)	the payment by the Company on behalf of the Members (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Members; and

(e).	generally do all acts and things required to give effect to the resolution.

154.	Notwithstanding any provisions in these Articles, the Directors may resolve to capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the Share Premium Account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution by applying such sum in paying up in full unissued Shares to be allotted and issued to:

(a).	employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members;

(b).	any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or Members; or

(c).	the holders of warrants issued by the Company upon the cashless exercise of such warrant in accordance with the terms thereof.

BOOKS OF ACCOUNT

155.	The Directors shall cause proper books of account to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

156.	The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Statute or authorized by the Directors or by the Company in general meeting.

157.	The Directors may from time to time cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by the Law.

AUDIT

158.	Subject to applicable Law and Designated Stock Exchange Rules, the Directors may appoint an Auditor of the Company who shall hold office until removed from office by a resolution of the Directors.

159.	The remuneration of the Auditor shall be determined by the Audit Committee or, in the absence of such an Audit Committee, by the Board.

160.	If the office of auditor becomes vacant by the resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

161.	Auditors of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditors.

162.	Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment and at any time during their term of office upon request of the Directors or any general meeting of the Members.

163.	The statement of income and expenditure and the balance sheet provided for by these Articles shall be examined by the Auditor and compared by him with the books, accounts and vouchers relating thereto; and he shall make a written report thereon stating whether such statement and balance sheet are drawn up so as to present fairly the financial position of the Company and the results of its operations for the period under review and, in case information shall have been called for from Directors or officers of the Company, whether the same has been furnished and has been satisfactory. The financial statements of the Company shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the Auditor shall be submitted to the Audit Committee. The generally accepted auditing standards referred to herein may be those of a country or jurisdiction other than the Cayman Islands. If so, the financial statements and the report of the Auditor should disclose this act and name such country or jurisdiction.

SHARE PREMIUM ACCOUNT

164.	The Directors shall in accordance with the Statute establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

165.	There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Statute, out of capital.

NOTICES

166.	Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the Person entitled to give notice to any Member either personally, or by posting it by airmail or by a recognized courier service in a prepaid letter addressed to such Member at his address as appearing in the Register of Members, or by electronic mail to any electronic mail address such Member may have specified in writing for the purpose of such service of notices, or by facsimile to any facsimile number such Member may have specified in writing for the purpose of such service of notices, or, to the extent permitted by applicable Law, by placing it on the Company’s Website should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register of Members in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

167.	Any notice or other document, if served by:

(a).	post, shall be deemed to have been served five (5) calendar days after the time when the letter containing the same is posted;

(b).	facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c).	recognized courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service;

(d).	electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail; or

(e).	placing it on the Company’s Website, shall be deemed to have been served immediately upon the time when the same is placed on the Company’s Website.

168.	Any Members present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

169.	A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under these Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

170.	Notice of every general meeting shall be given in any manner hereinbefore authorized to every person shown as a Member in the Register of Members on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member of record where the Member of record but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

INFORMATION

171.	No Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

172.	The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register and transfer books of the Company.

WINDING UP

173.	If the Company shall be wound up, the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Statute, divide amongst the Members in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

174.	If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

INDEMNITY

175.	Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s Auditors) and the personal representatives of the same (each, an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, wilful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

FINANCIAL YEAR

176.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year.

DISCLOSURE

177.	The Directors, or any service providers (including the officers, the Secretary and the registered office agent of the Company) specifically authorized by the Directors, shall be entitled to disclose to any regulatory or judicial authority any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.

TRANSFER BY WAY OF CONTINUATION

178.	The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

MERGERS AND CONSOLIDATIONS

179.	The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

Exhibit B

LOCK-UP AGREEMENT

This Lock-Up Agreement (this “Agreement”) is dated as of [*], by and between the shareholder set forth on the signature page to this Agreement (the “Holder”) and Aimfinity Investment Merger Sub I, a Cayman Islands exempted company and wholly-owned subsidiary of the Parent (the “Purchaser”). Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Merger Agreement (as defined below).

BACKGROUND

A. The Purchaser has entered into a certain Agreement and Plan of Merger, dated as of [*] (the “Merger Agreement”), with Aimfinity Investment Corp. I, a Cayman Islands exempted Company (the “Parent”), Purchaser, Docter Inc., a Delaware corporation (the “Company”), and Aimfinity Investment Merger Sub II, Inc., a Delaware corporation and wholly-owned subsidiary of the Purchaser (“Merger Sub”); and

B. the Merger Agreement provides for, among other things, (i) Merger Sub merging with and into the Company, with the Company surviving as the surviving company in such merger, and (ii) the Company Shares issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) being cancelled in exchange for the right to receive Closing Payment Shares and the Earnout Shares, in each case, in accordance with the terms and subject to the conditions set forth in the Merger Agreement; and

C. the Holder is the record and/or beneficial owner of Company Shares and is therefore entitled to receive the corresponding number of Closing Payment Shares and Earnout Shares (if any) pursuant to the Merger Agreement; and

D. as a condition of, and as a material inducement for the Purchaser to enter into and consummate the transactions contemplated by, the Merger Agreement, the Holder has agreed to execute and deliver this Agreement on or before the Closing Date.

NOW, THEREFORE, for and in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, agree as follows:

AGREEMENT

1.	Lock-Up.

a. During the Lock-up Period (as defined below), the Holder irrevocably agrees that he or she will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the Lock-up Shares (as defined below) (including any securities convertible into, or exchangeable for, or representing the rights to receive, Lock-up Shares), enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such Lock-up Shares, whether any of these transactions are to be settled by delivery of any such Lock-up Shares, in cash or otherwise, publicly disclose the intention to make any offer, sale, pledge or disposition, or enter into any transaction, swap, hedge or other arrangement, or engage in any Short Sales (as defined below) with respect to any security of the Purchaser.

b. In furtherance of the foregoing, the Purchaser will (i) place an irrevocable stop order on all Purchaser Ordinary Shares which are Lock-up Shares, including those which may be covered by a registration statement, and (ii) notify the Purchaser’s transfer agent in writing of the stop order and the restrictions on such Lock-up Shares under this Agreement and direct the Purchaser’s transfer agent not to process any attempts by the Holder to resell or transfer any Lock-up Shares, except in compliance with this Agreement.

c. For purposes hereof, “Short Sales” include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-US broker dealers or foreign regulated brokers.

d. For purposes of this Agreement, the “Lock-up Period” means a period of one (1) year from the Closing Date.

The restrictions set forth herein shall not apply to: (1) in the case of a corporation, limited liability company, partnership, trust or other entity, transfers or distributions to the Holder’s current general or limited partners, managers or members, stockholders, beneficiaries, other equity holders or to direct or indirect affiliates (within the meaning of Rule 405 under the Securities Act of 1933, as amended); (2) transfers by bona fide gift to a charity or to members of the Holder’s immediate family (for purposes of this Agreement, “immediate family” shall mean with respect to any natural person, any of the following: such person’s spouse (or spousal equivalent), the siblings of such person and his or her spouse (or spousal equivalent), and the direct descendants and ascendants (including adopted and step children and parents) of such person and his or her spouses (or equivalent) and siblings) or to a trust, the beneficiary of which is the Holder or a member of the Holder’s immediate family for estate planning purposes; (3) by virtue of the laws of descent and distribution upon death of the Holder; (4) pursuant to a qualified domestic relations order, provided that in each case (i) such transferee, distributee or devisee shall agree to be bound in writing by the terms of this Agreement prior to such transfer or disposition; (ii) such transfer or disposition shall not involve a disposition for value; (iii) any required public report or filing (including filings under the Exchange Act) shall disclose the nature of such transfer or disposition and that the Lock-up Shares remain subject to the lock-up restrictions herein; and (iv) there shall be no voluntary public disclosure or other announcement of such transfer or disposition; (5) transactions relating to the Purchaser Ordinary Shares or other securities convertible into or exercisable or exchangeable for Purchaser Ordinary Shares acquired in open market transactions after the Closing; (6) the exercise of any options or warrants to purchase Purchaser Ordinary Shares (which exercises may be effected on a cashless basis to the extent the instruments representing such options or warrants permit exercises on a cashless basis); or (7) Transfers to Purchaser to satisfy tax withholding obligations pursuant to Purchaser’s equity incentive plans or arrangements.

2.	Representations and Warranties

Each of the parties hereto, by their respective execution and delivery of this Agreement, hereby represents and warrants to the others and to all third party beneficiaries of this Agreement that (a) such party has the full right, capacity and authority to enter into, deliver and perform its respective obligations under this Agreement, (b) this Agreement has been duly executed and delivered by such party and is the binding and enforceable obligation of such party, enforceable against such party in accordance with the terms of this Agreement, and (c) the execution, delivery and performance of such party’s obligations under this Agreement will not conflict with or breach the terms of any other agreement, contract, commitment or understanding to which such party is a party or to which the assets or securities of such party are bound. The Holder has independently evaluated the merits of its decision to enter into and deliver this Agreement, and such Holder confirms that it has not relied on the advice of the Purchaser, the Purchaser’s legal counsel, or any other person.

3.	Beneficial Ownership

The Holder hereby represents and warrants that as of the date hereof, it does not beneficially own, directly or through its nominees (as determined in accordance with Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder), any shares of capital stock of the Purchaser, or any economic interest in or derivative of such stock, other than the Closing Payment Shares. For purposes of this Agreement, the Closing Payment Shares beneficially owned by the Holder, together with any Earnout Shares acquired during the Lock-up Period, if any, are collectively referred to as the “Lock-up Shares.”

4.	No Additional Fees/Payment.

Other than the consideration specifically referenced herein, the parties hereto agree that no fee, payment or additional consideration in any form has been or will be paid to the Holder in connection with this Agreement.

5.	Notices.

Any notices required or permitted to be sent hereunder shall be delivered personally or by courier service to the following addresses, or such other address as any party hereto designates by written notice to the other party. Provided, however, a transmission per telefax or email shall be sufficient and shall be deemed to be properly served when the telefax or email is received if the signed original notice is received by the recipient within three (3) calendar days thereafter.

(a) If to the Purchaser:

[PubCo]

[Address]

[Attn:]

[Email: ]

With a copy (which shall not constitute notice) to:

Robinson & Cole LLP

666 Third Avenue, 20th Floor

New York, NY 10017

Attn: Arila E. Zhou, Esq.

Email: azhou@rc.com

(b) If to the Holder, to the address set forth on the Holder’s signature page hereto, or to such other address as any party may have furnished to the others in writing in accordance herewith.

6.	Enumeration and Headings

The enumeration and headings contained in this Agreement are for convenience of reference only and shall not control or affect the meaning or construction of any of the provisions of this Agreement.

7.	Counterparts

This Agreement may be executed in facsimile and in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but all of which shall together constitute one and the same agreement.

8.	Successors and Assigns

This Agreement and the terms, covenants, provisions and conditions hereof shall be binding upon, and shall inure to the benefit of, the respective heirs, successors and assigns of the parties hereto. The Holder hereby acknowledges and agrees that this Agreement is entered into for the benefit of and is enforceable by the Purchaser and its successors and assigns.

9.	Severability

If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision will be conformed to prevailing law rather than voided, if possible, in order to achieve the intent of the parties and, in any event, the remaining provisions of this Agreement shall remain in full force and effect and shall be binding upon the parties hereto.

10.	Amendment

This Agreement may be amended or modified by written agreement executed by each of the parties hereto.

11.	Further Assurances

Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

12.	No Strict Construction

The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

13.	Dispute Resolution

Article XII of the Merger Agreement regarding arbitration of disputes is incorporated by reference herein to apply with full force to any disputes arising under this Agreement.

14.	Governing Law

The terms and provisions of this Agreement shall be construed in accordance with the laws of the State of New York.

15.	Controlling Agreement

To the extent the terms of this Agreement (as amended, supplemented, restated or otherwise modified from time to time) directly conflicts with a provision in the Merger Agreement, the terms of this Agreement shall control.

[Remainder of page intentionally left blank; signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Aimfinity Investment Merger Sub I

By:
Name:
Title:

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

[Entity Name]

By:
Name:
Title:

OR

[Individual Name]

Notice Address

Email: